Exhibit 99.2

NORSAT INTERNATIONAL INC.

2017 NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SECURITYHOLDERS AND INFORMATION
CIRCULAR

including with respect to a proposed

ARRANGEMENT

involving

HYTERA COMMUNICATIONS CO., LTD.

and

HYTERA PROJECT CORP.

and

NORSAT INTERNATIONAL INC.

APRIL 28, 2017

These materials are important and require your immediate attention.
They request Norsat International Inc. securityholders to make important decisions.
If you have questions, you may contact the proxy solicitation agent:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com

April 28, 2017

Dear Fellow Securityholders:

It is my pleasure to invite you to the upcoming Annual General and Special Meeting of Norsat International Inc. (“Norsat”) securityholders on Monday, May 29, 2017, at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 (the “Meeting”).

As securityholders are aware, after discussions with multiple parties and a comprehensive review of several indications of interest with respect to a strategic transaction, on March 27, 2017 Norsat announced that it had entered into an Arrangement Agreement (the “Arrangement Agreement”) with Hytera Communications Co., Ltd. (“Hytera”) and Hytera Project Corp., pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Hytera agreed to indirectly acquire all of the issued and outstanding shares of Norsat in accordance with a plan of arrangement to be completed under the British Columbia Business Corporations Act (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, Hytera will indirectly acquire each outstanding common share of Norsat (each a “Norsat Share”) in exchange for cash payment of US$10.25 per share. The Arrangement provides shareholders of Norsat (the “Norsat Shareholders”) with a 62% premium over the unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 66% over the 20-day volume weighted average price ending on September 16, 2016.

The independent directors of Norsat have unanimously determined that the Arrangement is in the best interests of Norsat and its securityholders. The Board of Directors received opinions from its financial advisor, Raymond James Ltd., and from KPMG LLP, an independent advisor, that as of March 24, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by the Norsat Shareholders of Norsat pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Norsat Shareholders.

On April 17, 2017, Norsat announced that it had received an unsolicited, conditional, non-binding proposal from Privet Fund Management LLC (“Privet”) to acquire Norsat for cash consideration of US$11.00 per Norsat Share. The non-binding proposal is subject to conditions relating to due diligence and financing. Since Norsat received the proposal Norsat has allowed Privet access to conduct due diligence. However, as of the date of this letter Privet had neither removed the conditions to its proposal nor tendered an amended proposal. As of the date hereof, the Board of Directors has not changed its assessment regarding the pending transaction with Hytera.

At the Meeting, securityholders of Norsat will be asked to consider a resolution to approve the Arrangement (the “Arrangement Resolution”). The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by the Norsat Shareholders, either in person or by proxy, at the Meeting.

After careful consideration of the Arrangement, the Board of Directors has recommended that the securityholders of Norsat vote in favour of the Arrangement Resolution.

The accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Norsat expects the Arrangement to become effective in the second quarter of 2017.

Your vote is important regardless of how many Norsat Shares you own. To ensure that your Norsat Shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Norsat Shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 2:00 p.m. (Pacific time) on May 25, 2017 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting).

If you are a beneficial Norsat Shareholder, meaning your Norsat Shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided on your voting instruction form.

If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

On behalf of the Board of Directors, I would like to express our gratitude for the ongoing support our shareholders have demonstrated with respect to our decision to take part in this important event in the history of Norsat. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the Arrangement in addition to their on-going responsibilities executing on Norsat’s business objectives.

Sincerely,

“Fabio Doninelli”

Fabio Doninelli
Chairman

FREQUENTLY ASKED QUESTIONS		Q.	Who can attend and vote at the Meeting?

The following is a summary of certain information		A.	Securityholders of record at the close of business
contained elsewhere in this Circular, including the			on April 24, 2017 will be entitled to receive notice of
Appendices hereto. Terms with initial capital letters			and vote at the Meeting, or any adjournment or
used in this summary are defined in the “Glossary of			postponement thereof.
Terms”.
		Q.	How many Norsat Shares are entitled to vote?
About the Meeting
		A.	As of April 24, 2017, the Record Date for the
Q.	Why is the Meeting being held? What am I being		Meeting, there were 5,848,808 Norsat Shares
	asked to vote on?		outstanding with each Norsat Share carrying the
right to one vote.
A.	In addition to the matters customarily considered at
	an annual general meeting, at the Meeting the	Q.	What if I acquire ownership of Norsat Shares
	Securityholders will also consider a resolution to		after the Record Date of April 24, 2017?
approve the acquisition by Hytera of all of the
	issued and outstanding Norsat Shares. The	A.	Only the Securityholders as of the close of business
	acquisition will be completed by way of a plan of		(Pacific Time) on the Record Date (being April 24,
	arrangement to be completed under the British		2017) are entitled to receive notice of, attend, be
	Columbia Business Corporations Act. and to		heard and vote at the Meeting. The Securityholders
	complete the acquisition you will be asked to vote		at the time of the Arrangement becomes effective
	on the Arrangement Resolution.		will be entitled to receive the consideration paid
under the Arrangement whether or not they were
securityholders on the Record Date.
Q.	What will I receive for my Norsat shares if the
	Arrangement is completed?	Q.	What is the Requisite Securityholder Approval?

A.	Under the terms of the Arrangement, the Norsat	A.	The approval of the Arrangement Resolution will
	Shareholders will receive, in exchange, for each		require the approval of:
Norsat Share, US$10.25, less any applicable
	withholdings.		a) two-thirds of the votes cast on the
Arrangement Resolution by the
Q.	How are Norsat Options and Norsat RSUs being		Securityholders present in person or
	treated?		represented by proxy at the Meeting and
voting as a single class;
A.	Under the terms of the Plan of Arrangement, Norsat
	will be acquiring all outstanding Norsat Options and		b) two-thirds of the votes cast on the
	Norsat RSUs at the same time that Hytera acquires		Arrangement Resolution by the Norsat
	all outstanding Norsat Shares. The price paid for		Shareholders present in person or
	each Norsat Option will be the Canadian dollar		represented by proxy at the Meeting and
	equivalent of US$10.25 (calculated as provided for		voting as a single class; and
in the Arrangement Agreement) less the exercise
	price of the Norsat Option and less any applicable		c) a simple majority of the votes cast on the
	withholdings. The price paid for each Norsat RSU		Arrangement Resolution by the Norsat
	will be US$10.25, less any applicable withholdings.		Shareholders present in person or presented
by proxy at the Meeting, excluding the votes
Q.	What is this document?		by the Norsat Shareholders that are required
to be excluded pursuant to Multilateral
A.	This document is a management information		Instrument 61-101 – Protection of Minority
	circular furnished to the Securityholders in		Security Holders in Special Transactions. To
	connection with the solicitations of proxies by and		the knowledge of Norsat, only the votes
	on behalf of the Board and management of Norsat		attached to the Norsat Shares, Norsat RSUs
	for use at the Meeting or at any adjournment(s) or		and the Norsat Shares underlying the Norsat
	postponement(s) thereof. This Circular provides		Options owned by Fabio Doninelli, Amiee
	additional information regarding the Arrangement.		Chan and Arthur Chin will be excluded from
the “majority of the minority” vote mandated
Q.	When and where is the Meeting?		by Multilateral Instrument 61-101 –Protection
of Minority Security Holders in Special
A.	The Meeting will be held on Monday, May 29, 2017,		Transactions.
at 2:00 pm (Pacific time) at the offices of Norsat
International Inc. at Suite 110-4020 Viking Way,
Richmond, B.C., V6V 2L4.

Q.	How can I vote?	Q.	Has a fairness opinion been provided in
connection with the Arrangement?
A.	If you are a registered shareholder or a Canadian
	Non-Objecting Beneficial Owner you should	A.	Yes. The Board has received opinions from its
	complete, date, sign and return the accompanying		financial advisor, Raymond James Ltd., and from
	form of proxy or voting instruction form for use at		KPMG LLP, an independent advisor, that as of
	the Meeting. To be effective, forms of proxy and		March 24, 2017 and subject to the assumptions,
	voting instruction forms must be received by		limitations and qualifications set forth herein, the
	Computershare Investor Services Inc., Attention		consideration to be received by the Norsat
	Proxy Department, 100 University Avenue, 8th		Shareholders pursuant to the Arrangement
	Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm		Agreement is fair, from a financial point of view, to
	(Pacific time) on May 25, 2017 or no less than 48		the Norsat Shareholders. The full text of the
	hours (excluding Saturdays, Sundays and holidays)		Fairness Opinions can be found at Appendix B and
	before the time of any adjournment thereof. To vote		C to this Circular.
by internet, please go to www.investorvote.com and
	follow the instructions.	Q	What other conditions must be satisfied to
complete the Arrangement?
All other non-registered shareholders who receive
	these materials through a broker or other	A.	The Arrangement will be subject to a number of
	intermediary should complete and return the		customary conditions, including the Final Order
	materials in accordance with the instructions		from the Court and certain regulatory approvals
	provided to them by such broker or intermediary.		including under the Investment Canada Act. See
section See “The Arrangement – The Arrangement
	See “Information Circular – Appointment and		Agreement – Conditions”.
Revocation of Proxies”.
		Q.	When will the Arrangement become effective?
Q.	If I change my mind, can I revoke my proxy?
		A.	Assuming that all of the conditions to the
A.	A Securityholder who has given a proxy may revoke		Arrangement are satisfied, Norsat expects the
	it by an instrument in writing executed by the		Arrangement to become effective in the second
	Securityholder or by his attorney authorized in		quarter of 2017.
writing or, where the Securityholder is a company,
by a duly authorized officer or attorney of such
company, and delivered to the registered office of
the Company, Suite 110 - 4020 Viking Way,
Richmond, British Columbia, V6V 2L4 at any time
up to and including the last business day preceding
the day of the Meeting, or if adjourned, any
reconvening thereof, or to the Chairman of the
Meeting on the day of the Meeting or, if adjourned,
any reconvening thereof or in any other manner
provided by law. A revocation of a proxy does not
affect any matter on which a vote has been taken
prior to the revocation.

In addition, a proxy may be revoked by the
Securityholder executing another form of proxy
bearing a later date and depositing it at the offices
of Computershare Investor Services before 2:00 pm
(Pacific time) on May 25, 2017 or no less than 48
hours (excluding Saturdays, Sundays and holidays)
before the time of any adjournment thereof.

Q.	Does the Independent Directors support the
Arrangement?

A.	After receiving financial and legal advice, the
Independent Directors have unanimously
determined that the consideration to be received by
the Norsat Shareholders pursuant to the
Arrangement is fair and that the Arrangement is in
the best interests of the Company and the
Independent Directors have unanimously
recommended that the Securityholders vote in
favour of the Arrangement Resolution.

Q.	Am I entitled to Dissent Rights?	Q.	When must I be a Norsat Shareholder, RSU
holder or Option holder in order to receive the
A.	Pursuant to the Interim Order, registered Norsat		consideration?
Shareholders as of the Record Date have been
	granted the right to dissent in respect of the	A.	In order to receive consideration under the
	Arrangement Resolution. If the Arrangement		Arrangement, you need to be a Norsat Shareholder,
	becomes effective, a Dissenting Shareholder is		RSU Holder or Option Holder at 12:01 a.m. (Pacific
	entitled to be paid the fair value of such Dissenting		Time) on the date that the Arrangement is
	Shareholder’s Norsat Shares, provided that such		completed.
Dissenting Shareholder has sent a written notice of
	dissent to the Arrangement Resolution to Norsat	Q.	How does the Share Consideration compare to
	International Inc., 110-4020 Viking Way, Richmond,		the market price of the Norsat Shares?
British Columbia, V6V 2L4, Attention: Arthur Chin
	not later than 10:00 a.m. (Pacific Time) on Monday,	A.	The consideration offered under the Arrangement
	May 29, 2017, (or, if the Meeting is postponed or		represents a 62% premium over the unaffected
	adjourned, two days preceding the date of the		trading price of the Norsat Shares on September
	postponed or adjourned Meeting) and has		16, 2016 (the date before which a shareholder of
	otherwise complied strictly with the dissent		Norsat publicly expressed an interest in acquiring
	procedures described in this Information Circular,		control of Norsat), and 66% over the 20-day volume
	including the relevant provisions of the BCBCA, as		weighted average price ending on September 16,
	modified by the Interim Order and the Plan of		2016.
Arrangement. Beneficial owners of Norsat Shares
	registered in the name of a broker, investment	Q.	When will the Arrangement be completed?
dealer or other intermediary who wish to dissent
	should be aware that only registered owners of	A.	It is presently anticipated that the Arrangement will
	Norsat Shares as of the Record Date are entitled to		be completed in the second quarter of 2017.
	dissent. Failure to comply strictly with the		However, completion of the Arrangement is
	dissent procedures described in this Circular		dependent on many factors outside Norsat’s or
	will result in the loss of any right of dissent.		Hytera’s control and it is not possible at this time to
	These rights are described in detail in this Circular		determine precisely when or if the Arrangement will
	under the heading “The Arrangement – Dissenting		become effective. In addition, the Arrangement
	Shareholder Rights”. It is recommended that you		Agreement may be terminated at any time before
	seek legal advice if you wish to exercise your right		the Effective Time in the circumstances specified in
	to dissent.		the Arrangement Agreement, including if the
Arrangement is not completed prior to the Outside
About the Arrangement			Date (being September 30, 2017). Further,
depending on the circumstances in which
Q.	Who is acquiring the Norsat Shares?		termination of the Arrangement Agreement occurs,
Norsat may have to pay the Company Termination
A.	The Norsat Shares are being acquired by Hytera		Payment. See “The Arrangement – The
	Project Corp., an indirect wholly owned subsidiary		Arrangement Agreement – Termination”.
of Hytera Communications Co., Ltd. Hytera
	Communications Co., Ltd. is a manufacturer of	Q.	When will I receive the Share Consideration for
	radio transceivers and radio systems based in		my Norsat Shares?
Shenzhen, China.
		A.	You will receive the Share Consideration for your
Norsat Shares as soon as practicable after the
Q.	What is a plan of arrangement?		Effective Time provided you have sent all of the
necessary documents to the Depositary.
A.	A plan of arrangement is a statutory procedure
under British Columbia corporate law that allows a
	company to carry out transactions with the approval	Q.	Should I send my Norsat Share certificate(s) to
	of its securityholders and the Court. The Plan of		the Depositary now?
Arrangement that you are being asked to consider
	will provide for, among other things, the acquisition	A.	Yes. A Letter of Transmittal has been mailed,
	by Hytera of all of the issued and outstanding		together with this Circular, to each person who was
	Norsat Shares, Norsat Options and Norsat RSUs in		a registered Norsat Shareholder on the Record
	exchange for the consideration as set out in the		Date. It is recommended that you complete, sign
	Arrangement Agreement.		and return the Letter of Transmittal with
accompanying Norsat Share certificate(s) to the
Depositary as soon as possible. See “The
Arrangement – Letter of Transmittal”.

The Letter of Transmittal will also be available
under Norsat’s SEDAR profile at www.sedar.com or
by contacting the Depositary.

Q.	What happens if the Norsat Shareholders and
Securityholders do not approve the
Arrangement?

A.	If the Arrangement Resolution does not receive the
Requisite Securityholder Approval at the Meeting,
the Arrangement will not become effective.
Additionally, Hytera is not required to complete the
Arrangement if the Norsat Shareholders have
exercised their Dissent Rights in connection with
the Arrangement with respect to more than 33⅓ of
the outstanding Norsat Shares. Failure to complete
the Arrangement could have a material negative
effect on the market price of the Norsat Shares.
See “Risk Factors – Risk Factors Relating to the
Arrangement” and “The Arrangement – The
Arrangement Agreement – Termination”. Subject to
the risks referenced above, Norsat would otherwise
continue as a standalone company.

Q.	What are the tax consequences of the
Arrangement?

A.	This Circular contains a summary of the principal
Canadian federal and certain United States federal
income tax considerations relevant to the Norsat
Shareholders. Please see the discussions under
the headings “Certain Canadian Federal Income
Tax Considerations” and “Certain U.S. Federal
Income Tax Considerations”. These summaries are
of a general nature only and are not, and are not
intended to be, nor should they be construed to be,
legal or tax advice or representations to any
particular Norsat Shareholder. These summaries
are not an exhaustive discussion of all income tax
considerations. The Norsat Shareholders, as well
as Option Holders and RSU Holders are urged to
consult their own legal and tax advisors with
respect to the tax consequences to them of the
Arrangement having regard to their particular
circumstances, including the application and effect
of the income and other tax laws of any country,
province or other jurisdiction that may be
applicable.

Q.	What if I have other questions?

A.	If you have questions, you may contact the proxy
solicitation agent, Evolution Proxy, Inc., by
telephone at: 1-844-226-3222 (North American Toll
Free Number) or 1-416-855-0238(Outside North
America); or by email at: info@evolutionproxy.com.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS	1

INFORMATION CIRCULAR	3
FORWARD LOOKING INFORMATION	3
GLOSSARY OF TERMS	5
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	13
SUMMARY	14
SOLICITATION OF PROXIES	21
APPOINTMENT AND REVOCATION OF PROXIES	21
VALIDITY OF PROXIES	21
VOTING OF PROXIES	22
ADVICE TO NON-REGISTERED SHAREHOLDERS	22
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	22

MATTERS TO BE ACTED UPON	23
FINANCIAL STATEMENTS	23
ELECTION OF DIRECTORS	23
APPOINTMENT OF AUDITOR	26
THE ARRANGEMENT	26
PLAN OF ARRANGEMENT	27
BACKGROUND TO THE ARRANGEMENT	29
RECOMMENDATION OF THE INDEPENDENT DIRECTORS	33
REASONS FOR THE ARRANGEMENT	33
RAYMOND JAMES FAIRNESS OPINION	36
KPMG FAIRNESS OPINION	37
SUPPORT AND VOTING AGREEMENTS	38
REGULATORY MATTERS	40
APPROVALS	41
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF NORSAT IN THE ARRANGEMENT	42
LETTER OF TRANSMITTAL	45
DISSENTING SHAREHOLDER RIGHTS	46
THE ARRANGEMENT AGREEMENT	48
RISK FACTORS	60
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	62
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	65
ANY OTHER MATTERS	69
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	69
INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS	69

OTHER INFORMATION REGARDING THE COMPANY	69
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	69
MANDATE AND REPORT OF THE BOARD	69
MANDATE AND REPORT OF THE COMPENSATION COMMITTEE	72
DIRECTORS’ COMPENSATION	73
EXECUTIVE COMPENSATION	81
MANDATE AND REPORT OF THE AUDIT COMMITTEE	83
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	86
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	89
ADDITIONAL INFORMATION	89
APPROVAL OF CIRCULAR	89
CONSENT OF RAYMOND JAMES LTD	90
CONSENT OF KPMG LLP	90
APPENDIX A – ARRANGEMENT RESOLUTION	A-1
APPENDIX B – FAIRNESS OPINION OF RAYMOND JAMES LTD	B-1
APPENDIX C – FAIRNESS OPINION OF KPMG LLP	C-1
APPENDIX D – INTERIM ORDER	D-1
APPENDIX E – NOTICE OF APPLICATION	E-1
APPENDIX F – FINAL ORDER	F-1
APPENDIX G – AUDIT COMMITTEE CHARTER	G-1

i

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of holders (the “Norsat Shareholders”) of common shares (“Norsat Shares”), holders (“Option Holders”) of options (“Norsat Options”) and holders (“RSU Holders” and, together with the Norsat Shareholders and Option Holders, the “Securityholders”) of restricted share units (“Norsat RSUs”) of NORSAT INTERNATIONAL INC. (the “Company” or “Norsat”) will be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 on Monday May 29, 2017 at 2:00 pm (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016, together with the report of the auditors thereon;

2.	To re-elect the directors of the Company for the ensuing year;

3.	To reappoint PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

4.

To consider and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”, the full text of which is set forth in Appendix A to the accompanying Management Information Circular, approving a plan of arrangement involving Hytera Communications Co., Ltd., Hytera Project Corp. and the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”); and

5.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Circular.

The Directors of the Company have fixed the close of business on April 24, 2017 as the record date for determining Securityholders entitled to receive notice of and to vote at the Meeting. Only Norsat Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

Securityholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on May 25, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

1

Dissent Rights

Pursuant to the provisions of Section 242 of the BCBCA, if you are a registered holder of Norsat Shares, you have the right to dissent in respect of the Arrangement Resolution approving the Arrangement and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your Norsat Shares. There can be no assurance that a dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder would have received under the Arrangement. This right of dissent is described in the accompanying Circular. If you fail to strictly comply with the dissent procedures set out in the accompanying Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of Norsat Shares registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF NORSAT SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A dissenting Norsat Shareholder may only dissent with respect to all Norsat Shares held on behalf of any one beneficial owner and registered in the name of such dissenting Norsat Shareholder. Options Holders or RSU Holders, and Norsat Shareholders who vote in favour of the Arrangement Resolution, are not entitled to any rights to dissent.

Persons who are beneficial owners of Norsat Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Norsat Shares are entitled to dissent. Accordingly, a beneficial owner of Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Arrangement Resolution is required to be received by Norsat or, alternatively, make arrangements for the registered holder of such Norsat Shares to dissent on the holder’s behalf.

DATED at Richmond, British Columbia, as of this 28th day of April, 2017.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

2

NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular (“Circular”) is furnished to the securityholders of Norsat International Inc. (the “Company” or “Norsat”) by management for use at the Annual General and Special Meeting (the “Meeting”) of the Securityholders (and any adjournment thereof) to be held on May 29, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting.

In this Circular, references to “we” and “our” refer to Norsat. The “Board of Directors” or the “Board” refers to the board of directors of Norsat. “Norsat Shares” means common shares without par value in the capital of Norsat. “Norsat Shareholders” refers to shareholders of Norsat. “Beneficial Shareholders” means Norsat Shareholders who do not hold Norsat Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The information contained in this Circular is given as at April 27, 2017, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Norsat.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. Securityholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement and the Plan of Arrangement can be obtained through Norsat’s profile on the SEDAR website at www.sedar.com.

FORWARD LOOKING INFORMATION

This Circular and some of the material incorporated by reference into this Circular, contain “forward-looking information”, as such term is defined in applicable Securities Laws. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates” or “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds” “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

Forward-looking statements in this Circular and the documents incorporated by reference herein include, without limitation, those that relate to:

  the perceived benefits of the Arrangement;

  the timing of the Meeting and the Final Order;

  the treatment of the Norsat Shareholders under tax laws;

  the anticipated closing date of the Arrangement;

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  the anticipated receipt of all required regulatory approvals of the Arrangement.

Forward-looking information is based on a number of factors, assumptions and estimates that, while considered reasonable by management based on the business and markets in which Norsat operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. The estimates and assumptions of Norsat contained or incorporated by reference in the Circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference, as well as:

  the perceived benefits of the Arrangement, which are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see “The Arrangement – Reasons for the Arrangement”);

  certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to Norsat relating to timing expectations (see “The Arrangement”);

  that Norsat will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement;

  that the required approvals will be obtained from the Securityholders;

  that all required third party, regulatory, and government approvals and Court orders will be obtained;

  that the Arrangement will proceed in accordance with the anticipated timeline and close in the second quarter of 2017;

  the treatment of the Norsat Shareholders under tax laws, which is subject to the statements under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”; and

  the effects of the Arrangement on Norsat, Hytera and Hytera Sub, which are based on Norsat management’s current expectations regarding the intentions of Hytera and Hytera Sub.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which Norsat’s forward-looking information and statements are based.

Norsat cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Norsat’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to:

  the Arrangement is subject to satisfaction or waiver of several conditions;

  there may be potential undisclosed liabilities associated with the Arrangement;

  the Arrangement Agreement may be terminated by Hytera Communications Co., Ltd. and Hytera Project Corp. in certain circumstances;

  Norsat will incur costs and may have to pay a termination fee;

  the Norsat Termination Fee may discourage other parties from proposing a significant business transaction with Norsat;

  Norsat’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; and

  the market price of the Norsat Shares may decline.

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Although Norsat has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. All of the forward-looking information in this Circular is qualified by these cautionary statements and those made in each of Norsat’s filings with Canadian and United States securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Norsat. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this Circular is made as of the date of this Circular, and Norsat disclaims any intention or obligation to update or revise such information, except as required by applicable law.

CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in the Circular refer to United States dollars (US$) and all references to “CDN$” in the Circular refer to Canadian dollars. Norsat’s financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with International Financial Reporting Standards.

The following table sets forth, for each period indicated, exchange rates for one Canadian dollar expressed in U.S. dollars:

		Years ended
		December 31
	2016	2015	2014
December 31	0.7448	0.7225	0.8620
Annual average	0.7552	0.7832	0.9055

On April 27, 2017, the exchange rate for one Canadian dollar expressed in U.S. dollars was 0.7340.

GLOSSARY OF TERMS

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder; “1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder; “Acquisition Proposal” means, excluding the Arrangement, any offer, proposal or inquiry, whether written or oral, made after the date of the Arrangement Agreement, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)

any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat;

(ii)

any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat, or any liquidation, dissolution or winding-up of Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually

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or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat;

(iii)

any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, license, technology partnering agreement or other arrangement having the same economic effect as a sale of assets) of Norsat and/or one or more subsidiaries of Norsat which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of Norsat;

(iv)

any direct or indirect sale, issuance or acquisition of Norsat Shares or any other voting or equity interests (or securities convertible into or exercisable for such Norsat Shares or other voting or equity interests) of Norsat representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of Norsat or any subsidiary of Norsat; or

(v)	any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Transactions and the Plan of Arrangement and any transaction to which Hytera, Hytera Sub or a subsidiary of Hytera is a party and any transaction involving only Norsat and/or one or more of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the BCBCA;

“Applicable Securities Laws” means the Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian and United States securities Laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

“Arrangement” means an arrangement pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated March 24, 2017, entered into among Norsat, Hytera and Hytera Sub, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein, a copy of which is available under Norsat’s profile on SEDAR;

“Arrangement Resolution” means the special resolution of the Norsat Shareholders approving the Plan of Arrangement to be considered at the Meeting, and, if thought fit, passed by the Securityholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations promulgated thereunder, as amended;

“Beneficial Shareholders” means a Norsat Shareholder whose Norsat Shares are registered in the name of a broker, bank or other nominee;

“Board” or “Board of Directors” means the board of directors of Norsat as the same is constituted from time to time;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“business day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday or, for the purpose of the Final Order, a date the courts in Vancouver, British Columbia would not hear the application for the Final Order) on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

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“Canadian Equivalent of the Share Consideration” means the amount in Canadian dollars of the Share Consideration on the basis of the noon United States to Canadian dollar exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

“CGP Approval” means a statement or other indication from the Controlled Goods Directorate of Public Works and Government Services Canada affirming that the Company’s registration under the Controlled Goods Program will not be revoked, suspended or otherwise jeopardized by Hytera Sub’s acquisition of the Company;

“Change of Recommendation” by the Board of Directors means:

(i)

any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the Hytera and/or the consummation of the Arrangement of the Norsat Recommendation, including any failure to include the Norsat Recommendation in the Circular;

(ii)

any approval, acceptance, recommendation or endorsement by the Board of Directors of, or public proposal by the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and two business days prior to the Meeting shall not constitute a Change in Recommendation);

(iii)	Norsat enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(iv)	Norsat shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing;

except that a determination by Norsat that it shall make or the making by Norsat of a submission for SADI Approval of an Acquisition Proposal shall not be considered a Change in Recommendation without also the matter in (iii) above having occurred;

“Circular” means this management information circular dated April 28, 2017;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his or her designee;

“Company” or “Norsat” means Norsat International Inc.;

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement that has been provided by Norsat to Hytera and Hytera Sub;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder;

“Competition Act Approval” means either (i) the relevant waiting period under Section 123 of the Competition Act will have expired or been terminated by the Commissioner, (ii) the Commissioner will have issued a No-Action Letter on terms and conditions, if any, acceptable to Norsat, acting reasonably, or (iii) the Commissioner will have issued an advance ruling certificate in respect of the Arrangement;

“Contracts” means any lease, sublease, license, sublicense, contract, subcontract, commitment, note, bond, mortgage, indenture, or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing;

“Confidentiality Agreement” means the confidentiality and personal information protection agreement dated June 7, 2016, as amended, between the Hytera and Norsat;

“Consenting Securityholder” means the director and/or executive officer of Norsat who is a party to the Support and Voting Agreement;

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“Convertible Securities” means, collectively, the Norsat Options, Norsat RSUs and any other securities of Norsat that are convertible into or exchangeable or exercisable for Norsat Shares;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., as depositary;

“Dissenting Shareholder” means a registered Norsat Shareholder who properly dissents from the Arrangement Resolution in accordance with the BCBCA, and “Dissenting Shareholders” means more than one Dissenting Shareholder;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchanges” means the TSX and NYSE;

“Fairness Opinions” means the fairness opinions rendered to the Board of Directors, in respect of the Arrangement by Raymond James, the financial advisor to Norsat, and KPMG an independent financial advisor to Norsat;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both Norsat and Hytera Sub, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Norsat and Hytera Sub, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, which, for greater certainty, includes International Financial Reporting Standards consistently applied, as applicable;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other government or public ministry, department, authority, body, armed forces, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Hytera Termination Payment” means $2.0 million;

“ICA Approval” has the meaning ascribed thereto in “The Arrangement Agreement – Conditions”;

“ICA Notification” means a notification under Part III of the Investment Canada Act;

“Independent Directors” means the independent (non-management) directors of Norsat, namely Fabio Doninelli, Joseph Caprio, James Topham and Peter Ciceri;

“Interim Order” means the interim order of the Court in a form acceptable to Norsat and Hytera Sub, acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Norsat and Hytera Sub, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, including the regulations promulgated thereunder;

“KPMG” means KPMG LLP;

“KPMG Fairness Opinion” means the fairness opinion dated March 24, 2017 rendered to the Board of Directors, in respect of the Arrangement by KPMG;

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“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restriction adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Contracts” has the meaning ascribed thereto in Section 13(a) of Schedule C of the Arrangement Agreement;

“Meeting” means the meeting of Securityholders, to be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 on Monday May 29, 2017 at 2:00 pm (Pacific time);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the securities regulatory authorities of Ontario and Quebec;

“Minister” means the Minister of Innovation, Science and Economic Development Canada;

“Norsat Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Norsat and its subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following:

(i)

any changes in Law or interpretations thereof by any Governmental Entity or Regulatory Authority, except to the extent that such changes have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(ii)

any changes in general Canadian, United States or global economic conditions or in national or global financial or capital markets, except to the extent such changes have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(iii)

any changes in conditions generally affecting Norsat’s industry, except to the extent such changes in conditions have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(iv)	changes or proposed changes in GAAP applicable to Norsat or the enforcement or interpretation thereof;

(v)

any natural disaster, act of terrorism or outbreak of war, except to the extent that such event has a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(vi)	any change in the market price or trading volume of the securities of Norsat, including after announcement of the entering into of the Arrangement Agreement (it being

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understood that the causes underlying such change may be taken into account in determining whether a Norsat Material Adverse Change has occurred);

(vii)

the failure of Norsat in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such change or failure may be taken into account in determining whether a Norsat Material Adverse Change has occurred); or

(viii)

except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by the Arrangement Agreement or at the written request of Hytera or Hytera Sub;

“Norsat Option” means an option to purchase Norsat Shares granted by Norsat under the Stock Option Plan or otherwise;

“Norsat Recommendation” has the meaning ascribed thereto in Section 4(b) of Schedule C of the Arrangement Agreement;

“Norsat Reports” has the meaning ascribed thereto in Section 6(a) of Schedule C of the Arrangement Agreement;

“Norsat RSU Plan” means the Restricted Share Unit Plan of Norsat dated May 9, 2012, as may be amended, restated and/or supplemented;

“Norsat RSUs” means the restricted share units granted by Norsat under the Norsat RSU Plan or otherwise;

“Norsat Securities” means the Norsat Shares, Norsat Options and Norsat RSUs;

“Norsat Shareholders” means the holders of Norsat Shares;

“Norsat Termination Payment” means $2.0 million;

“Norsat Shares” means common shares in the capital of Norsat, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property;

“Outside Date” means September 30, 2017 or such later date as Hytera Sub and Norsat may agree in writing;

“Parties” means Norsat, Hytera and Hytera Sub;

“Permits” means any permit, license, certifications, registrations, security clearances, variances, exemptions, Orders, authorization, consent, or approval from any Governmental Entity;

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability, company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Norsat, substantially in the form of Schedule B of the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of Norsat and Hytera Sub, each acting reasonably;

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“PRC Approvals” means the approval of the National Development and Reform Commission of the People’s Republic of China, the Ministry of Commerce of the People’s Republic of China and the State Administration of Foreign Exchange of the People’s Republic of China to the payment of the Share Consideration;

“Proxy” means the proxy to be sent to Securityholders for use in connection with the Meeting;

“Raymond James” means Raymond James Ltd.;

“Raymond James Fairness Opinion” means the fairness opinion dated March 24, 2017 rendered to the Board of Directors, in respect of the Arrangement by Raymond James;

“Record Date” means April 24, 2017;

“Regulatory Authorities” means the applicable Governmental Entity who requires the Permits that are necessary for the Company and its subsidiaries to conduct its business;

“Regulatory Clearances” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities necessary to implement the Arrangement and includes the (i) ICA Approval; (ii) CGP Approval; (iii) SADI Approval and (iv) PRC Approvals;

“Requisite Securityholder Approval” means (i) two-thirds of the votes cast on the Arrangement Resolution by the Norsat Shareholders present in person or represented by proxy at the Meeting; (ii) two-thirds of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101.

“Right to Match Period” has the meaning ascribed thereto in “The Arrangement Agreement –Norsat’s Right to Accept a Superior Proposal”;

“SADI” means the Strategic Aerospace & Defence Initiative, designed by Industry Canada to encourage strategic research and development in aerospace, defence, space or security;

“SADI Approval” means the prior written consent of the Minister of Industrial Technology Office of Innovation, Science and Economic Development Canada to enter into an agreement resulting in a Change in Control as defined in the Schedule 1 – SADI General Conditions attached to SADI Agreement No. 780-502886 and to SADI Agreement No. 70-510309, each between Norsat and Her Majesty the Queen in Right of Canada;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules and regulations promulgated thereunder, as amended;

“Securities Authorities” means the British Columbia Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States;

“Securityholders” means the Norsat Shareholders, Option Holders and RSU Holders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

“Share Consideration” means $10.25 in cash per Norsat Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

“Stock Option Plan” means the Stock Option Plan of Norsat dated May 9, 2012, as may be amended, restated or supplemented

“subsidiary” means a “subsidiary” as defined in the BCBCA;

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“Superior Proposal” means any unsolicited bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) not less than all of the Norsat Shares (other than Norsat Shares beneficially owned by the party making such Acquisition Proposal), or (ii) not less than all or substantially all of the assets of Norsat and its subsidiaries taken as a whole, that in either case:

(a)	did not result from a beach of Section 7.2 of the Arrangement Agreement;

(b)	complies with Applicable Securities Laws;

(c)	is not subject to any due diligence or financing condition; and

(d)

the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, including that shareholder approval and SADI Approval may be required, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable to the Norsat Shareholders from a financial point of view to the Norsat Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by Hytera and Hytera Sub;

“Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”;

“Support and Voting Agreement” means the voting support agreements prepared by Hytera Sub and entered into contemporaneously, or as soon or practicable after the date of the Arrangement Agreement, between Hytera Sub and (i) each member of the Board of Directors and (ii) each executive officer of Norsat;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Termination Payment Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination”;

“Third Party Consents” means those consents and approvals described in Section 1.1 of the Company Disclosure Letter;

“Transactions” has the meaning ascribed thereto in Section 4(a) of Schedule C of the Arrangement Agreement;

“TSX” means the Toronto Stock Exchange; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

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NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE ARRANGEMENT HAS NOT AND WILL NOT BE APPROVED OR DISAPPROVED BY SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.

Norsat is a corporation existing under the laws of the Province of British Columbia. The solicitation of proxies and the Arrangement contemplated in this Circular involve securities of a Canadian issuer that are being effected in accordance with Canadian corporate and securities laws. This solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the 1934 Act. Accordingly, the proxy solicitation rules under the 1934 Act are not applicable to Norsat or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the 1934 Act.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, which differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of United States companies.

Norsat Shareholders that are United States Holders are advised to consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under “Certain United States Federal Income Tax Considerations”.

The enforcement by Norsat Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Norsat is a corporation existing and governed under the laws of the Province of British Columbia; (ii) certain of the directors, officers and the experts named in this Circular are not residents of the United States; and (iii) a substantial portion of Norsat’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Norsat, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

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SUMMARY

The following is a summary of certain information contained in this Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Circular. Securityholders are urged to read this Circular and its appendices carefully and in their entirety.

Annual General and Special Meeting

Purpose of the Meeting and Record Date

The Meeting will be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C. V6V 2L4 on Monday May 29, 2017 at 2:00 pm (Pacific time), for the following purposes:

a)

attend to annual general meeting matters, such as (i) receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2016, together with the auditor’s report thereon; (ii) electing directors to the Board for the ensuing year; (iii) appointing auditors for the ensuing year and authorizing the directors to fix their remuneration; and

b)	to consider, and if deemed advisable, pass a special resolution approving a Plan of Arrangement that, if implemented, will result in all Norsat Shares being acquired by Hytera Sub.

The Directors of the Company have fixed the close of business on April 24, 2017 as the record date for determining Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

The Arrangement

The Arrangement and Plan of Arrangement are being proposed pursuant to the terms of the Arrangement Agreement. On implementation of the Plan of Arrangement, Hytera Sub will acquire all outstanding Norsat Shares and Norsat will become a wholly-owned subsidiary of Hytera Sub. Under the Plan of Arrangement, each holder of Norsat Shares (other than Dissenting Shareholders) will receive US$10.25 per Norsat Share.

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix A to this Circular. The Arrangement Resolution will, subject to the terms and conditions of the Arrangement Agreement, authorize Norsat to implement the Plan of Arrangement.

Particulars of the Arrangement

Under the terms of the Arrangement, Norsat Shareholders and RSU holders will receive, in exchange for their Norsat Shares or Norsat RSUs, as applicable, the Share Consideration pursuant to a series of transactions as set out in the Plan of Arrangement, which includes the following steps:

a)

each outstanding Norsat Share (other than Norsat Shares held by Dissenting Shareholders) will, be irrevocably assigned and transferred by the holder thereof to Hytera Sub (free and clear of all Liens) in exchange for a cash payment of US$10.25 for each Norsat Share held; and

b)	each outstanding Norsat RSU (whether vested or unvested) shall be transferred by the holder

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thereof to Norsat in exchange for a cash payment by or on behalf of Norsat equal to US$10.25 for each Norsat RSU held.

Each outstanding Norsat Option (whether vested or unvested) will be transferred by the holder thereof to Norsat (free and clear of all Liens) in exchange for a cash payment by or on behalf of Norsat equal to the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option.

The Norsat Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Norsat (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as holders of such Norsat Shares other than the right to be paid fair value for such Norsat Shares by Norsat as set out in the Plan of Arrangement, attached as Schedule B to the Arrangement Agreement, and the Norsat Shares so transferred will be cancelled.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Norsat and Hytera, and their respective legal and financial advisors, as applicable. See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Independent Directors

The Independent Directors, having taken into account such matters they considered relevant, including certain fairness opinions discussed below, unanimously determined that the consideration to be paid by Hytera under the Arrangement is fair to the securityholders of Norsat and that the Arrangement is in the best interests of Norsat. Accordingly, the Independent Directors unanimously recommend that the Securityholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Independent Directors”.

As discussed under “The Arrangement – Background to the Arrangement”, Privet has made the Privet Proposal - a non-binding proposal, subject to conditions, to acquire control of Norsat for U.S.$11.00 per share consideration that exceeds the Share Consideration. At the time of preparation of this Circular, Privet had not removed the conditions to the Privet Proposal and, as such, the Special Committee formed to respond to the Privet Proposal had not yet considered whether the Privet Proposal is a Superior Proposal to the Arrangement. Accordingly, the recommendation of the Independent Directors to vote in favour of the Arrangement Resolution remained unchanged. The Special Committee will consider if the Privet Proposal is a Superior Proposal only after Privet removes the conditions attached to that proposal and indicates it is prepared to sign a definitive agreement to acquire all outstanding Norsat Shares and the Privet Proposal otherwise qualifies as a Superior Proposal at such time. If the Privet Proposal qualifies as a Superior Proposal, Norsat may be required to pay the Norsat Termination Payment under certain circumstances. See “The Arrangement Agreement - Termination Payments”.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Independent Directors consulted with Norsat’s senior management, legal counsel and its financial advisor, and considered a number of factors including, among others, the following:

  Significant Premium to Norsat Shareholders. The value of the Share Consideration of US$10.25 per Common Share payable under the Arrangement represents a premium of approximately 62% over unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 66% over the 20-day volume weighted average price ending on September 16, 2016.

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  Fairness Opinions. Pursuant to the Fairness Opinions, Raymond James, the financial advisor to Norsat, and KPMG, an independent financial advisor to Norsat, have provided their opinions that, based upon the scope of their review, analysis, qualifications and assumptions set out therein, as of March 24, 2017, the Share Consideration offered to Norsat Shareholders is fair from a financial point of view to the Norsat Shareholders. In presenting their opinions, both Raymond James and KPMG provided detailed presentations to assist the directors in understanding the basis for the Fairness Opinions. See “The Arrangement – Raymond James Fairness Opinion” and “– KPMG Fairness Opinion”.

  Trading of Norsat Shares. Trading in the Norsat Shares has been subject to low volumes and infrequency of trades for at least 12 months which indicates that the actual ability of large numbers of Norsat Shareholders to realize the current trading price for their Norsat Shares is highly unlikely. Under the Arrangement, Norsat Shareholders are offered 100% cash consideration for all of their Norsat Shares, providing Norsat Shareholders with certainty of value and liquidity at an attractive premium to trading prices as well as the opportunity to sell their Norsat Shares free of broker commissions and fees.

  Arm’s Length Negotiations; Independent Directors. The Arrangement is the result of arm’s length negotiations between Norsat and Hytera which lasted for several months. The Independent Directors, all of whom are independent within the meaning of Applicable Securities Laws, took an active role in making all strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. Furthermore, Mr. Fabio Doninelli, Chairman of the Board, at times directly participated in the negotiations of certain aspects of the Arrangement.

  Review of Strategic Alternatives. The Independent Directors considered a range of potential strategic alternatives available to Norsat, including the potential shareholder value as assessed by Norsat and its financial advisor that could be expected to be generated by remaining a standalone company, as well as the potential benefits, risks and uncertainties associated with such alternatives. See “The Arrangement – Background to the Arrangement”.
  The Independent Directors also considered the process run by Norsat that ultimately led to the Arrangement (including their discussions with Raymond James and KPMG on the process), and concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Hytera.

  Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s length negotiations between Norsat and Hytera. The Independent Directors believe that the terms and conditions of the Arrangement Agreement, including the fact that Norsat’s, Hytera’s and Hytera Sub’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

  Negotiations with Hytera. Based on the fact that the negotiations between Norsat and Hytera were extensive, lasted for several months (see “The Arrangement – Background to the Arrangement”), and resulted in a significant increase from Hytera’s initial offer, the Independent Directors believe that the Arrangement represents Norsat’s highest price and the highest price reasonably attainable for the Norsat Shareholders in the near future.

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Norsat’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by the Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal. See “The Arrangement – The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”.

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  Timing. The Independent Directors believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Norsat Shareholders, Option Holders and RSU Holders to receive the consideration as contemplated in the Arrangement Agreement in a reasonable time frame.

  Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated lengthy regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of Hytera’s shareholders increase the likelihood that the Arrangement will be completed.

  Reasonable Termination Fee. The view of the Independent Directors, after consultation with advisors, is that the Norsat Termination Payment of US$2.0 million under the Arrangement Agreement would not likely preclude a third party from making a potential unsolicited Superior Proposal, and was within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement.

  Shareholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by Norsat Shareholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Norsat Shareholders prior to the Meeting, Norsat Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

  Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the Securityholders.

  Dissent Rights. The availability of Dissent Rights to the registered Norsat Shareholders with respect to the Arrangement.

The Independent Directors also considered a number of potential risks arising from the Arrangement, and a number of potential negative consequences of the Arrangement, including:

  Uncertainty Regarding Completion of Arrangement. While the Independent Directors expect the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to Norsat’s and Hytera’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated.
  See “The Arrangement – The Arrangement Agreement – Mutual Conditions Precedent,” “– Additional Conditions Precedent to the Obligations of Hytera and Hytera Sub” and “- Additional Conditions Precedent to the Obligations of Norsat”.

  Adverse Effect of Unconsummated Transaction. The Independent Directors considered the potential adverse effect on Norsat’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

  Tax Treatment. The fact that the exchange of Norsat Shares for the Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and United States federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

  Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts Norsat’s ability to solicit alternative acquisition proposals from a third party (see “The Arrangement – The Arrangement Agreement – Norsat Covenants Regarding Non- Solicitation”). Hytera and Hytera Sub conditioned their willingness to enter into the Arrangement Agreement on including these provisions. The Independent Directors considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Norsat

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  Shareholders and would not preclude the Board from being able to consider unsolicited proposals. In addition, the Independent Directors received advice on the reasonableness of the Norsat Termination Payment (see “Reasonable Termination Fee” above).

  Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of Norsat’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of Norsat would be disrupted by employee concerns or departures, or changes to or termination of Norsat’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

Fairness Opinions

Raymond James (the Company’s financial advisor) and KPMG (an independent advisor) have provided the Board of Directors their opinions that, subject to the assumptions, limitations and qualifications set forth in their respective Fairness Opinions, the consideration to be paid by Hytera under the Arrangement is fair, from a financial point of view, to the Norsat Shareholders. See “The Arrangement - Fairness Opinions” and the full text of the Fairness Opinions can be found at Appendix “B” and Appendix “C” to this Circular and which should be read in their entirety.

Approvals

Completion of the Arrangement is subject to the approval of the Securityholders, Court and Regulatory Authorities, as well the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Securityholder Approval

At the Meeting, Securityholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least: (i) 66⅔% of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) 66⅔% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On April 25, 2017, Norsat obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application with respect to the Arrangement are attached as Appendix D and Appendix E, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on June 1, 2017, or as soon thereafter as counsel for Norsat may be heard, at 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

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Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Norsat at the address set out below, at or before 4:00 p.m. (Pacific time) on May 30, 2017, with a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application for Final Order. Response and supporting materials must be delivered, within the time specified, to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response will be served with notice of the new date for the hearing of the Final Order application.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Regulatory Approval

The Arrangement Agreement provides that it is a condition to the obligations of Norsat, Hytera and Hytera Sub that the ICA Approval, CGP Approval, SADI Approval and the PRC Approvals are obtained. Hytera has filed a notification to obtain the ICA Approval and Norsat has applied for a new registration in the Controlled Goods Program. The SADI Approval has been obtained. Hytera is preparing to file for the PRC Approvals. See “The Arrangement – Regulatory Matters”.

Termination Payments

The Arrangement Agreement requires that Norsat pay the Norsat Termination Payment in certain circumstances and that Hytera pay the Hytera Termination Payment in certain circumstances. See “The Arrangement Agreement – Termination”.

Agreements Related to the Arrangement

Arrangement Agreement

On March 24, 2017, Norsat, Hytera and Hytera Sub entered into the Arrangement Agreement under which the Parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available under Norsat’s profile on the SEDAR website at www.sedar.com.

Support and Voting Agreements

Each of the directors and certain executive officers of Norsat have, subject to certain conditions, entered into Support and Voting Agreements to vote their Norsat Shares, Norsat Options and Norsat RSUs, if applicable, in favour of the Arrangement. See “The Arrangement – Support and Voting Agreements”.

Hytera and Hytera Sub

Hytera is a leading provider of private mobile radio communications solutions, providing complete and customized communication solutions to clients in government, public security, utility, transportation and enterprise sectors across more than 120 countries and regions across the world. Hytera’s global sales network includes 38 branches in, amongst others, the United States, United Kingdom, Germany, Australia and Brazil, over 600 partners across the world and a research and development team of over 1,200 engineers in five research centers. Hytera’s shares are listed on the Shenzhen Stock Exchange (ISIN reference CNE1000013B1). Mr. Chen Qingzhou, the Chairman, Chief Executive Officer and founder of Hytera, holds 52% of the issued share capital of Hytera. The remaining shares are held by non-governmental institutional investors and private investors.

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For the 12 months ended December 31, 2016, Hytera’s revenues were approximately RMB3.43 billion (approximately US$497 million) and its net profit was approximately RMB399 million (approximately US$57.8 million).

Hytera Sub is an indirect wholly-owned subsidiary of Hytera formed in British Columbia for the purpose of acquiring control of Norsat pursuant to the Arrangement.

Voting at the Meeting

Securityholders may attend the Meeting in person or may be represented by proxy. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by Norsat to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the applicable form of proxy enclosed and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Norsat Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the Meeting, your Norsat Securities will not be voted. In order to be effective, a proxy must be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the chair of the Meeting prior to the commencement of the Meeting. Alternatively, you may submit your vote over the internet or by telephone by following the instructions found on the form of proxy. If you hold Norsat Shares through an intermediary, you should carefully follow the instructions on the form provided to you by your intermediary to ensure that your Norsat Shares are voted at the Meeting in accordance with your instructions. See “Information Circular – Appointment and Revocation of Proxies”, and “– Voting of Proxies”.

Proxy Solicitation Agent

Norsat has retained Evolution Proxy, Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

Risk Factors

Securityholders should consider a number of risk factors relating to the Arrangement and Norsat in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

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SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Norsat. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Norsat Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Norsat will also be using the services of retained Evolution Proxy, Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. The cost of solicitation will be borne by Norsat. Norsat expects to pay fees of approximately CDN$100,000 to Evolution Proxy, Inc. for its proxy solicitation service in addition to certain out-of-pockets expenses.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors of the Company. A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SECURITYHOLDER) TO BE THE PROXYHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the Securityholder(s) as registered. To be valid, a proxy must be dated and signed by the Securityholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a Securityholder(s) should indicate so when signing. Where Norsat Securities are held jointly, either owner may sign. Where Norsat Securities are held by a company, a duly authorized officer or attorney of such company must sign. If the proxy is executed by the personal representative for an individual Securityholder(s) or by an officer or attorney of a corporate Securityholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A Securityholder who has given a proxy may revoke it by an instrument in writing executed by the Securityholder or by his attorney authorized in writing or, where the Securityholder is a company, by a duly authorized officer or attorney of the company, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the securityholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the Meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

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VOTING OF PROXIES

NORSAT SECURITIES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The Norsat Securities represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH NORSAT SECURITIES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SECURITYHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented at the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Beneficial Shareholders should note that only proxies deposited by Norsat Shareholders whose names appear on the records of Company as the registered holders of Norsat Shares can be recognized and acted upon at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of an unlimited number of common shares without par value, of which 5,848,808 common shares are issued and outstanding as at April 27, 2017.

To the knowledge of the Directors and executive officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding Norsat Shares of the Company are as follows:

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	Number of	Percentage of
Name	Norsat Shares(1)	Norsat Shares
Privet Fund Management LLC	1,027,170	17.56%

Note:

(1)

The information as to the Norsat Shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

Only persons registered as shareholders on the books of the Company, and persons who hold Norsat Options and Norsat RSUs, as of the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each Norsat Shareholder is entitled to one vote for each Norsat Share registered in its name on the list of shareholders, which is available for inspection during regular business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is at least one person who is, or who represents by proxy, one or more Norsat Shareholders who, in the aggregate, hold at least 5% of the issued Norsat Shares of the Company entitled to vote at the Meeting. Unless otherwise described herein, a simple majority of votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016, 2015 and 2014, and the auditors’ report thereon, will be presented at the Meeting and have been filed along with related Management’s Discussion and Analysis (“MD&A”) under the Company’s profile on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The term of office of each of the present Directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a Director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting.

Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

Majority Voting Policy

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Chairman for consideration by the Board. The resignation will be effective upon acceptance by the Board. The Board expects that

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resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will consider the offer of resignation and whether to accept it within 90 days following the applicable meeting where the election is held. The Board will announce its decision by press release including, if applicable, the reasons for declining the tendered resignation and file a copy with the TSX.

Advance Notice Policy

On April 3, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Norsat Shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all Norsat Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Norsat Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for it to be in proper written form.

The Advance Notice Policy also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Director term limits

On March 3, 2015, the Board adopted a term limit policy for directors who join the Board after March 3, 2015, requiring them to tender their resignation to the Chairman after 10 years of service on the Board. The Board has the discretion to extend a director’s term for such period as the Board deems appropriate if it is in the best interests of the Company to do so.

Board Size

The Board has carefully considered issues relating to its size. The optimal size for the Board represents a balance between two opposing needs: (i) a business need for strong, professional and industry sector representation; and (ii) the need to be small enough to facilitate open and effective dialogue and decision-making. The Board has determined that this year 5 nominees are proposed for election as directors at the Meeting.

Nominees for Election

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of Norsat Shares beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

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Name, Province and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Norsat Shares Beneficially Owned, Controlled or Directed (1)
Fabio Doninelli Chiasso, Switzerland	Chair of the Board and member of the Audit and Compensation Committees	President and Board Member of Prismafin S.A., an international investment organization	March 2011	233,367(2)
Joseph Caprio New York, USA	Director and Chair of the Compensation Committee	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	April 2005	29,470(3)
James Topham British Columbia, Canada	Director and Chair of the Audit Committee	Corporate Director of several public and private technology companies. Former Partner KPMG LLP	May 2011	14,893
Peter Ciceri British Columbia, Canada	Director and member of the Audit and Compensation Committees	CEO Coach/Advisor and Corporate Director	July 2015	1,725(4)
Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	August 2009	109,882

Notes:

(1)

The information as to Norsat Shares beneficially owns or over which a Director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors or nominees individually.

(2)

Mr. Doninelli directly owns 34,809 Norsat Shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Doninelli also exercised direction over 198,558 Norsat Shares of the Company held by Prismafin S.A, bringing his total number of Norsat Shares controlled to 233,367.

(3)

Mr. Caprio directly owns 25,420 Norsat Shares of the Company. By virtue of Mr. Caprio’s spouse, he exercised direction over an additional 4,050 Norsat Shares of the Company, bringing his total number of Norsat Shares controlled to 29,470.

(4)	Mr. Ciceri was not in compliance with the minimum ownership requirement as at December 31, 2016, but is expected to achieve compliance within the required time frame.

Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company that,

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(b)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

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No proposed director of the Company has, within the past 10 years, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The Directors’ and Officers’ liability insurance coverage is $15,000,000. Total premium expensed during 2016 were $55,738.

APPOINTMENT OF AUDITOR

At the Meeting, the Norsat Shareholders will be asked to reappoint PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the Directors to fix their remuneration. PricewaterhouseCoopers LLP has been the auditor of the Company since March 5, 2015.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing PricewaterhouseCoopers LLP, unless the Norsat Shareholder who has given the proxy has directed that the Norsat Shares represented thereby be withheld from voting in respect of the appointment of auditor.

THE ARRANGEMENT

General

This section provides material information about the proposal acquisition of Norsat by Hytera and other information regarding the Arrangement.

Both the Board and the board of directors of Hytera have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Hytera Sub will acquire all of the outstanding Norsat Shares subject to, among other things:

  approval of the Arrangement Resolution by the Securityholders;

  approval of the Arrangement by the Court; and

  receipt of all the Regulatory Clearances including the ICA Approval, CGP Approval, SADI Approval and PRC Approvals.

Pursuant to the Arrangement, Norsat will become a wholly-owned subsidiary of Hytera Sub. On consummation of the Arrangement:

(a)	Hytera Sub will acquire each outstanding Norsat Share and in consideration therefor Hytera Sub will pay the Share Consideration;

(b)

each outstanding Norsat Option will be transferred to Norsat and Norsat will pay the holder the sum of the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option; and

(c)	each outstanding Norsat RSU will be transferred to Norsat and Norsat will pay the holder the sum of an amount equal to the Share Consideration.

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Upon the transfer of the Norsat Options and Norsat RSUs to Norsat, each Norsat Option and Norsat RSU will be cancelled and all agreements or commitments relating to such Norsat Option and Norsat RSU will be terminated and will be of no further force and effect.

Registered Norsat Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Norsat Shares. Beneficial Shareholders, Option holders, RSU holders and any Norsat Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution are not entitled to exercise Dissent Rights. See the section of the Circular entitled “The Arrangement – Dissenting Shareholder Rights”.

When the Arrangement Becomes Effective

Under the BCBCA, the Court must approve the Plan of Arrangement. If, among other things, the Requisite Securityholder Approval is obtained at the Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. After obtaining the Final Order and all other conditions are satisfied or waived, the Arrangement will become effective at the Effective Time. It is currently expected that the Effective Date will occur in the second quarter of 2017.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement. A copy of the Arrangement Agreement is available on Norsat’s profile on the SEDAR website at www.sedar.com.

Pursuant to the terms of the Plan of Arrangement and commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Norsat, Hytera Sub or any other person:

(a)

each Norsat Option outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to Norsat (free and clear of all Liens) and in consideration thereof Norsat will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration, in respect of the Norsat Option, exceeds the exercise price per Norsat Share of such Norsat Option;

(b)

each Norsat RSU outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to Norsat and in consideration therefor Norsat will pay the amount equal to the Share Consideration;

(c)	at the same time as the steps in paragraphs (a) and (b) above, with respect to each Norsat Option and Norsat RSU,

(i)	each holder of Norsat Options and Norsat RSUs will cease to be a holder of such Norsat Options or Norsat RSUs, as applicable,

(ii)	such holder’s name will be removed from the register of Norsat Option holders or Norsat RSU holders, as applicable,

(iii)	each Norsat Option and Norsat RSU will be cancelled and all agreements or commitments relating to the Norsat Options or Norsat RSUs will be terminated and will be of no further force and effect, and

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(iv)	such holder will thereafter have only the right to receive the consideration to which they are entitled to as described in paragraphs (a) and (b) above.

(d)

each issued Norsat Share held by a Norsat Shareholder (other than a Dissenting Shareholder) will be transferred to Hytera Sub (free and clear of any Liens) and in consideration therefor Hytera Sub will pay the Share Consideration;

(e)

each Norsat Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Hytera Sub and Hytera Sub will thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and the name of such Dissenting Shareholder will be removed from the central securities register of Norsat as a holder of Norsat Shares and the Norsat Shares so transferred will be cancelled;

(f)	at the same time as the steps in paragraphs (d) and (e) above, with respect to each Norsat Share,

(i)

the holders of such Norsat Shares will cease to be the holders thereof and to have any rights as holders in respect of such Norsat Shares and the name of the holder thereof will be removed from the central securities register of Norsat with respect to Norsat Shares; and

(ii)

legal and beneficial title to such Norsat Share will vest in Hytera Sub and Hytera Sub will be and be deemed to be the transferee and legal and beneficial owner of such Norsat Share (free and clear of any Liens) and will be entered in the central securities register of Norsat as the sole holder thereof; and

(g)

each holder of Norsat Shares, Norsat Options and Norsat RSUs, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Norsat Share, Norsat Option or Norsat RSU, as the case may be, in accordance with such step.

Following the receipt of the Final Order and prior to the Effective Date, Hytera Sub will deposit or arrange to be deposited cash with the Depositary in the aggregate amount equal to payments in respect of Norsat Shares required by the Plan of Arrangement to be paid by Hytera Sub (calculated without reference to whether any Norsat Shareholder has exercised Dissent Rights).

At the Effective Time, Norsat will pay the amounts, net of applicable withholdings, to be paid to holders of Norsat Options and Norsat RSUs either (i) pursuant to the normal payroll practices and procedures of Norsat, or (ii) in event that payment pursuant to the normal payroll practices and procedures of Norsat is not practicable for any such holder, by cheque delivered to such holder of Norsat Options or Norsat RSUs.

Following the successful completion of the Arrangement, Norsat will be a wholly-owned subsidiary of Hytera Sub.

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Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Norsat and Hytera, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

Norsat’s senior management team has regularly considered strategic opportunities, including potential corporate and asset transactions that would help accelerate the growth and development of Norsat. Items of the highest priority have been discussed with the Board informally and at regularly scheduled Board meetings. Before the consideration of the proposed Arrangement described in the Circular, Norsat’s management team and Board had, from time to time, considered strategic alternatives to enhance shareholder value. While Norsat made two acquisitions in the last seven years, management and the board did not pursue a number of other possible transactions as they did not meet the board and management’s expectations for a return on investment.

During a site visit in April 2016, a senior officer of Hytera, a customer of Norsat, verbally indicated that Hytera had an interest in acquiring certain assets of Norsat. Subsequent to this visit and indication of interest, Hytera and Norsat continued with informal discussions about a possible transaction.

On May 5, 2016, Ryan Levenson, the Principal and Portfolio Manager of Privet Fund Management LLC, the manager of Privet Fund L.L.P. (together “Privet”), advised management of Norsat that Privet may have an interest in acquiring control of Norsat. Privet provided an indicative price range at the time of the meeting. Privet is a significant shareholder of Norsat, having increased its holding from the time of its initial purchase in December 2014, holding approximately 17.56% of the issued and outstanding Norsat Shares. Norsat and Privet have had periodic discussions regarding its investment in Norsat and possible transactions Norsat might consider.

Senior management of Norsat advised the Independent Directors of the interest shown by Hytera and Privet in a possible transaction with Norsat, neither of which was solicited. A formal meeting of the Board was held on May 24, 2016 to discuss the interest shown by Hytera and Privet. At that meeting, the Board authorized senior management to continue discussions with Hytera and Privet.

Following the May 24th Board meeting, senior management continued to work with Privet and Hytera while they conducted due diligence. Non-disclosure agreements were entered into with each of Privet and Hytera in June 2016.

While Hytera and Privet were conducting due diligence, senior management of Norsat was approached on July 6, 2016 by a third company regarding a possible change of control transaction. This offer, which was also unsolicited, came from a party that was one of the potential merger targets identified by senior management in the pursuit of the growth strategy.

While it made no formal offer, in the course of discussions with senior management Privet provided information on several price ranges should it make a cash offer for Norsat Shares. Hytera submitted a written non-binding letter of intent to Norsat on July 29, 2016 to acquire, for cash, 100% of the Norsat Shares. A non-binding letter of intent was received on July 27, 2016 from the third party that approached Norsat on July 6th.

During July and early August, Senior management interviewed a number of parties regarding their ability to act as a financial advisor to Norsat.

The Board of Directors met on August 3, 2016 to discuss the offers received from or communicated by Hytera, Privet and the third party. No determination was made to prefer one

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offer over the others. At the same meeting, the Board also determined, from a pool of three candidates put forward by senior management, to retain Raymond James as Norsat’s financial advisor. Raymond James was retained on August 5, 2016.

In August 2016, Raymond James performed due diligence on Norsat and reviewed Norsat’s latest financial model. Raymond James engaged in several conversations with Hytera, Privet and the third party and provided each of them with the latest financial model.

On August 30, 2016, Norsat received a revised letter of intent from the third party.

On September 9, 2016, Norsat received a revised letter of intent from Hytera.

On September 19, 2016, after ongoing discussions, Privet publicly announced that it had sent a non-binding letter to the Board of Directors indicating its interest in acquiring all of the outstanding Norsat Shares not already owned by Privet at a price of US$8.00 per share, in cash, pursuant to a consensual, negotiated transaction. The offer was subject to due diligence, financing and the entering into of a definitive agreement. On that same day, Norsat issued a press release announcing that, in addition to Privet, it had received indications of interest from multiple parties with respect to a strategic transaction.

At a Board meeting held on September 23, 2016, Raymond James provided its analysis of the offers or indications of interest received from Hytera, Privet and the third party offeror. After considering, among other things, the presentation of Raymond James and the strategic options available to Norsat (including continuing as a stand-alone company), the Independent Directors determined that it was in the best interest of Norsat to move forward with negotiations for a sale of control and that the Hytera offer was the leading offer. Accordingly, Norsat moved forward in its negotiations with Hytera.

On September 27, 2016, the Board requested that Raymond James perform a market check with a select number of potentially interested parties. Raymond James also received inbound interest from parties who saw Privet’s and Norsat’s press releases. In all, Raymond James discussed the opportunity with 15 additional parties (11 strategic and four financial), with four parties executing non-disclosure agreements and performing additional due diligence on Norsat. Ultimately, all of the additional parties declined to submit an offer.

On October 4th and 5th, 2016, Hytera conducted on-site due diligence of Norsat’s operations. Following these visits, Hytera verbally indicated a proposed per share price that was higher than its previous offer. On October 12, 2016, the Board of Directors met to consider the revised price proposed by Hytera against the price publicly announced by Privet on September 19, 2016. At that meeting, the Board received a report from Raymond James regarding the offerings the Company had received to such date. The Independent Directors of Norsat concluded that the Hytera offer remained superior and resolved to move forward with negotiations with Hytera. As part of that process, discussions were held between Norsat and its counsel and Hytera and its counsel as to the form of the transaction and key issues to be resolved. On October 14, 2016, Privet verbally advised Norsat that it could propose a higher price than the price publicly announced on September 19, 2016.

On November 1, 2016, Raymond James made a final canvass of interest by requesting best and final offers from the interested parties. At a meeting of the Board held on November 2, 2016, the Independent Directors considered each of the offers and, given that its offer was superior to the others, decided to pursue negotiations with Hytera on an exclusive basis. The previously executed non-disclosure agreement with Hytera was amended to provide Hytera with an exclusive right to negotiate a transaction.

A letter of intent was never entered into with Hytera. Under the SADI Agreements, Norsat is prohibited from entering into any agreement for the possible change of control of Norsat without the prior approval of the Minister of Industry. Accordingly, the parties determined that they would commence negotiation of a draft definitive agreement and that Norsat would submit a suitable form of that agreement along with the request for SADI Approval. See “The Arrangement –

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Regulatory Matters”.

In November and December of 2016, Norsat and Hytera negotiated the form of the Arrangement Agreement and Hytera carried out its final due diligence investigations. The Independent Directors were consulted on and made final determinations on the material terms of the definitive agreement. During this period, senior management also negotiated improvements to the per share consideration to be paid by Hytera which were communicated by Hytera on November 14, 2016. On December 16, 2016, Hytera’s exclusivity rights were extended.

On December 20, 2016, Norsat submitted a request to the Industry Technology Office for SADI Approval in connection with the proposal of Hytera to acquire control of Norsat.

On January 9, 2017, a meeting of the Board was held to provide an up-date on the status of the transaction with Hytera, including all terms of the proposed arrangement agreement.

SADI Approval was granted, subject to conditions, on January 11, 2017.

As part of the negotiation of the Arrangement Agreement, Norsat and Hytera also considered the various regulatory approvals required to complete the transaction, including a possible approval requirement under the Investment Canada Act and whether Hytera’s ownership and control of Norsat would alter or revoke Norsat’s registration under Canada’s Controlled Goods Program in such a way that would significantly impact upon Norsat’s ability to participate in activities that require such registration. See “The Arrangement – Regulatory Matters”. Hytera determined that they would provide a confidential notification of acquisition under the Investment Canada Act before having the Arrangement Agreement approved by their board. While Hytera was preparing and making regulatory filings, Norsat also took certain steps to allow the proposed Arrangement to proceed more efficiently after announcement.

After receiving SADI Approval, senior management of Norsat visited Hytera at its head office in China on February 6 and 7, 2017. During that visit, management discussed with Hytera the timeline for the completion of all matters required to be completed before Hytera would enter into a definitive arrangement agreement. During those meetings, the exclusivity period afforded Hytera was also verbally extended. At a meeting held on February 10, 2017, the Board received a formal report from senior management on the matters to be completed and conditions to be satisfied before the agreement with Hytera could be finalized and Hytera was prepared to put the agreement to its board for approval. As part of that meeting, senior management discussed the comfort on regulatory matters that Hytera was seeking before executing a definitive agreement.

At a meeting held on March 7, 2017, the Independent Directors received an up-date on the status of the progress to resolving all pre-signing conditions. They also approved Norsat obtaining a second fairness opinion from an independent financial advisor on a fixed fee basis. KPMG was retained to provide the second fairness opinion on March 10, 2017.

On March 8, 2017, Norsat released its financial results for the year-ended December 31, 2016. On March 13, 2017, Privet, through its financial advisor, advised Raymond James that Privet was considering increasing the price per share it was prepared to offer. On March 14, 2017, the Board met to consider the revised price communicated by Privet. After taking notice that there was no formal offer from Privet, and after receiving advice from its legal counsel, the Independent Directors determined that given the exclusivity understanding in place with Hytera, Norsat could not enter into negotiations with Privet. Norsat’s legal counsel advised Privet’s financial advisor that Norsat was under exclusivity and could not consider the offer.

On March 16, 2017, Privet publicly announced that it had sent a non-binding letter to the Board of Directors indicating its interest in acquiring all of the outstanding Norsat Shares not already owned by Privet at a price of US$10.25 per share in cash pursuant to a consensual, negotiated transaction. The offer was subject to due diligence, financing and the entering into of a definitive agreement. On March 17, 2017, Norsat issued a press release announcing the receipt of Privet’s new indication of interest and confirmed that the Board was continuing to review various strategic alternatives and opportunities to maximize shareholder value.

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The Independent Directors met on March 17, 2017 to considered Privet’s public announcement, including the conditions of Privet’s offer. In considering the interest indicated by Privet, the Independent Directors noted that Hytera did not have board approval to enter into the Arrangement Agreement and was still pursuing pre-announcement regulatory filings. They also determined that the price proposed by Privet was superior to that offered by Hytera. Given the exclusivity understanding in place, the Independent Directors resolved to provide Hytera with an opportunity to match the price offered by Privet.

On March 19, 2017, Hytera confirmed that it would increase its offer to US$10.25 provided the termination fee payable to Hytera under certain circumstances was increased. Between March 19, 2017 and March 24, 2017, Hytera and Norsat revised the Arrangement Agreement to account for the improved offer from Hytera as well as to settle all final terms. Hytera also confirmed that, subject to board approval, they would proceed with entering into the Arrangement Agreement while the Minister continued to consider whether the proposed transaction would be subject to a national security review under the Investment Canada Act.

The Independent Directors met after the close of markets on March 24, 2017 to consider and approve the Arrangement Agreement. Hytera’s board meet for the same purpose on that same day. At that meeting, the Independent Directors, among other things, reviewed the terms of the final form of the Arrangement Agreement, the conditions to be satisfied before closing, including the Regulatory Clearances, and confirmed their rationale for pursuing a transaction with Hytera instead of remaining independent. The Independent Directors also received a detailed presentation from Raymond James in respect of the financial analysis conducted by Raymond James in support of the Raymond James Fairness Opinion and discussed that opinion with Raymond James. Raymond James provided an oral opinion (subsequently confirmed in the Raymond James Fairness Opinion) to the effect that, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the Raymond James Fairness Opinion, as at March 24, 2017, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair from a financial point of view to the Norsat Shareholders. KPMG then provided the Independent Directors with a detailed presentation on the basis for the KPMG Fairness Opinion and discussed that opinion with them. KPMG provided its written opinion to the effect that, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the KPMG Fairness Opinion, as at March 24, 2017, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair from a financial point of view to the Norsat Shareholders. The Independent Directors unanimously resolved that the Arrangement was in the best interest of the Company and the consideration payable thereunder was fair from a financial point of view to the Norsat Shareholders. Following the Board meeting, senior management finalized and on behalf of Norsat entered into the Arrangement Agreement.

After announcing the entering into of the Arrangement Agreement and the proposed transaction with Hytera, Norsat, in compliance with its obligations under the Arrangement Agreement, approached Privet to request that they enter into a support and voting agreement for the Arrangement. Privet declined to provide a commitment to support the Arrangement.

On April 13, 2017, Norsat received an unsolicited, conditional, non-binding proposal from Privet to acquire control of Norsat for cash consideration of US$11.00 per share (the “Privet Proposal”). The Privet Proposal was non-binding and subject to conditions including due diligence and financing. On the same day, Norsat also provided notice to Hytera of the receipt of the Privet Proposal and provided Hytera with copies of the Privet Proposal and associated correspondence.

On April 14, 2017, Norsat’s Board of Directors formally appointed the Independent Directors as a special committee of the Board (the “Special Committee”) to, in consultation with the Company’s legal and financial advisors, review and consider the Privet Proposal. The Special Committee appointed Mr. James Topham as its Chairman. The Special Committee met immediately after the conclusion of the Board meeting to review the Privet Proposal. After consulting with Raymond James, KPMG and Norsat’s legal advisor, the Special Committee concluded that the Privet Proposal was a bone fide Acqusition Proposal under the Arrangement Agreement and could reasonably be expected to lead to a Superior Proposal and that a failure to respond to the

32

proposal would constitute a breach of its fiduciary duties. After making this determination, Norsat granted Privet and its advisors access to Norsat’s senior management and data room for the purpose of conducting due diligence. This determination was communicated to Hytera on the same day.

On April 17, 2017, Privet publicly announced that it had sent the Privet Proposal. On the same day, Norsat issued a press release confirming receipt of the Privet Proposal and that the Special Committee had been formed.

Between April 19 and 27, 2017, Amiee Chan and Arthur Chin, the CEO and CFO, respectively, of Norsat, along with Mr. Topham, the Chairman of the Special Committee, responded to the due diligence requests of Privet and had direct discussions with Privet and its financial advisors on the business, operations, financial condition of Norsat. The financial advisors to Norsat and Privet also participated in these due diligence discussions. During this period, Privet also provided additional information to Norsat’s management about its plans to finance the acquisition, including providing letters from two parties indicating an interest, subject to conditions, in providing debt financing to Privet sufficient to cover a portion of the financing needed to complete the acquisition of Norsat by Privet. During this time, counsel for Norsat and Privet discussed the form of arrangement agreement Privet was prepared to enter into and the conditions that might be included in such agreement. Hytera was also kept informed of the due diligence discussions and given the same information provided to Privet.

On April 21, 2017, the Special Committee met to discuss the status of the Privet Proposal and the expected timeline for when Privet would make a final determination as to whether they would remove the conditions of their offer and be prepared to enter into a definitive agreement. At the meeting Mr. Topham also reported on his participation in the discussions with Privet and up-date discussions held with Hytera.

As of April 27, 2017, the day before this Circular was sent for printing, Privet was still working to remove the conditions to the Privet Proposal.

Recommendation of the Independent Directors

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

As discussed under “Background to the Arrangement”, Privet has made the Privet Proposal - a non-binding proposal, subject to conditions, to acquire control of Norsat for U.S.$11.00 per share consideration that exceeds the Share Consideration. At the time of preparation of this Circular, Privet had not removed the conditions to the Privet Proposal and, as such, the Special Committee formed to respond to the Privet Proposal had not yet considered whether the Privet Proposal is a Superior Proposal to the Arrangement. Accordingly, the recommendation of the Independent Directors to vote in favour of the Arrangement Resolution remained unchanged. The Special Committee will consider if the Privet Proposal is a Superior Proposal only after Privet removes the conditions attached to that proposal and indicates it is prepared to sign a definitive agreement to acquire all outstanding Norsat Shares and the Privet Proposal otherwise qualifies as a Superior Proposal at such time. If the Privet Proposal qualifies as a Superior Proposal, Norsat may be required to pay the Norsat Termination Payment under certain circumstances. See “The Arrangement Agreement - Termination Payments”.

Reasons for the Arrangement

As described above, in making its recommendation, the Independent Directors consulted with counsel, received the Fairness Opinions, reviewed a significant amount of information and considered a number of factors, including, without limitations, those listed below. The Independent Directors recommended the Arrangement based upon the totality of the information presented and considered by them. The following summary of the information and factors

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considered by the Independent Directors is not intended to exhaustive, but includes a summary of the material information and factors considered by the Independent Directors in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Independent Directors’ evaluation of the Arrangement, the Independent Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. The recommendation of the Independent Directors was made after consideration of all of the factors noted below and other factors and in light of the Independent Directors’ knowledge of the business, financial condition and prospects of Norsat and taking into account the advice of the financial advisors and legal counsel to Norsat. Individual directors may have assigned different weights to different factors. The following includes forward-looking information and readers are cautioned that actual results may vary.

  Significant Premium to Norsat Shareholders. The value of the Share Consideration of US$10.25 per Norsat Share payable under the Arrangement represents a premium of approximately 62% over unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 66% over the 20-day volume weighted average price ending on September 16, 2016.

  Fairness Opinions. Pursuant to the Fairness Opinions, Raymond James, the financial advisor to Norsat, and KPMG, an independent financial advisor to Norsat, have provided their opinions that, based upon the scope of their review, analysis, qualifications and assumptions set out therein, as of March 24, 2017, the Share Consideration offered to Norsat Shareholders is fair from a financial point of view to the Norsat Shareholders. In presenting their opinions, both Raymond James and KPMG provided detailed presentations to assist the directors in understanding the basis for the Fairness Opinions. See “The Arrangement – Raymond James Fairness Opinion” and “- KPMG Fairness Opinion”.

  Trading of Norsat Shares. Trading in the Norsat Shares has been subject to low volumes and infrequency of trades for at least 12 months which indicates that the actual ability of large numbers of Norsat Shareholders to realize the current trading price for their Norsat Shares is highly unlikely. Under the Arrangement, Norsat Shareholders are offered 100% cash consideration for all of their Norsat Shares, providing Norsat Shareholders with certainty of value and liquidity at an attractive premium to trading prices as well as the opportunity to sell their Norsat Shares free of broker commissions and fees.

  Arm’s Length Negotiations. The Arrangement is the result of arm’s length negotiations between Norsat and Hytera which lasted for several months. The Independent Directors, all of whom are independent within the meaning of Applicable Securities Laws, took an active role in making all strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. Furthermore, Mr. Fabio Doninelli, Chairman of the Board, at times directly participated in the negotiations of certain aspects of the Arrangement.

  Review of Strategic Alternatives. The Independent Directors considered a range of potential strategic alternatives available to Norsat, including the potential shareholder value as assessed by Norsat and its financial advisor that could be expected to be generated by remaining a standalone company, as well as the potential benefits, risks and uncertainties associated with such alternatives. See “The Arrangement – Background to the Arrangement”.
  The Independent Directors also considered the process run by Norsat that ultimately led to the Arrangement (including their discussions with Raymond James and KPMG on the process), and concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Hytera.

  Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between Norsat and Hytera. The Independent Directors believe that the terms and conditions of the Arrangement Agreement, including the fact that

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  Norsat’s, Hytera’s and Hytera Sub’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

  Negotiations with Hytera. Based on the fact that the negotiations between Norsat and Hytera were extensive, lasted for several months (see “The Arrangement – Background to the Arrangement”), and resulted in a significant increase from Hytera’s initial offer, the Independent Directors believe that the Arrangement represents Norsat’s highest price and the highest price reasonably attainable for the Norsat Shareholders in the near future.

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Norsat’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by the Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal. See “The Arrangement – The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”.

  Timing. The Independent Directors believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Norsat Shareholders, Option Holders and RSU Holders to receive the consideration as contemplated in the Arrangement Agreement in a reasonable time frame.

  Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated lengthy regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of Hytera’s shareholders increase the likelihood that the Arrangement will be completed.

  Reasonable Termination Fee. The view of the Independent Directors, after consultation with advisors, is that the Norsat Termination Payment of US$2.0 million under the Arrangement Agreement would not likely preclude a third party from making a potential unsolicited Superior Proposal, and was within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement.

  Shareholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by Norsat Shareholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Norsat Shareholders prior to the Meeting, Norsat Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

  Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Norsat Shareholders.

  Dissent Rights. The availability of Dissent Rights to the registered Norsat Shareholders with respect to the Arrangement.

The Independent Directors also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement, including, without limitation:

  Uncertainty Regarding Completion of Arrangement. While the Independent Directors expect the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to Norsat’s and Hytera’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated.
  See “The Arrangement – The Arrangement Agreement – Mutual Conditions Precedent,” “–

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  Additional Conditions Precedent to the Obligations of Hytera and Hytera Sub” and “- Additional Conditions Precedent to the Obligations of Norsat”.

  Adverse Effect of Unconsummated Transaction. The Independent Directors considered the potential adverse effect on Norsat’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

  Tax Treatment. The fact that the exchange of Norsat Shares for the Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and United States federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

  Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts Norsat’s ability to solicit alternative acquisition proposals from a third party (see “The Arrangement – The Arrangement Agreement – Norsat Covenants Regarding Non- Solicitation”). Hytera and Hytera Sub conditioned their willingness to enter into the Arrangement Agreement on including these provisions. The Independent Directors considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Norsat Shareholders and would not preclude the Board from being able to consider unsolicited proposals. In addition, the Independent Directors received advice on the reasonableness of the Norsat Termination Payment (see “Reasonable Termination Fee” above).

  Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of Norsat’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of Norsat would be disrupted by employee concerns or departures, or changes to or termination of Norsat’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

Raymond James Fairness Opinion

Raymond James was engaged by the Board pursuant to a letter agreement dated August 5, 2016 (the “Engagement Letter”). Under the terms of the Engagement Letter, Raymond James agreed to provide Norsat and the Board with financial advisory services in connection with the Arrangement, including its written opinion as to whether the Share Consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Norsat Shareholders. The Board selected Raymond James on the basis of Raymond James’ experience in transactions similar to the Arrangement and its reputation in the investment community.

Neither Raymond James nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Norsat or Hytera or any of their respective subsidiaries, associates or affiliates. Raymond James has not been engaged to provide any financial advisory services nor has it participated in any financings involving either Norsat or Hytera within the past two years, other than acting as financial advisor to Norsat and the Board pursuant to the Engagement Letter. There are no other understandings, agreements or commitments between Raymond James and Norsat or Hytera with respect to any current or future business dealings which would be material to the Raymond James Fairness Opinion.

Pursuant to the terms of the Engagement Letter, Raymond James will be paid a fixed fee for the delivery of the Raymond James Fairness Opinion. In addition, Raymond James will be paid a separate fee for its advisory services pursuant to the Engagement Letter which is contingent on the completion of the Arrangement. The Engagement Letter also provides for Norsat to reimburse

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Raymond James for certain reasonable legal and other out-of-pocket expenses and to indemnify Raymond James (and related parties) against customary liabilities in certain circumstances.

Raymond James provided the Board with presentations outlining, among other things, the financial analysis conducted and considerations made in finalizing the Raymond James Fairness Opinion, including a review of key financial aspects of the Arrangement and a comparison to other recent market transactions of the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. A summary of the financial analyses conducted and the results thereof are included in the Raymond James Fairness Opinion attached as Appendix B to this Circular.

In deciding to recommend and approve the Arrangement, respectively, the Independent Directors considered, among other things, the advice and financial analyses provided by Raymond James referred to above as well as the Raymond James Fairness Opinion. The Raymond James Fairness Opinion was only one of the many factors considered by the Independent Directors in evaluating the Arrangement and should not be viewed as determinative of the views of the Independent Directors with respect to the Arrangement or the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. In assessing the Raymond James Fairness Opinion, the Independent Directors considered and assessed the independence of Raymond James.

The full text of the Raymond James Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, information reviewed, matters considered, methodologies employed and limitations on the scope of the review undertaken, is attached as Appendix B. The Raymond James Fairness Opinion addressed the fairness, from a financial point of view, of the consideration to be received by the Norsat Shareholders pursuant to the transaction contemplated by the Arrangement Agreement, and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or accounting aspects of the Arrangement to Norsat or Norsat Shareholders. The Raymond James Fairness Opinion is addressed to the Board for its exclusive use only in considering the Arrangement and may not be relied upon by any other person. The Raymond James Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Norsat. The Raymond James Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing at the date thereof and/or conditions, prospects, financial and otherwise, of the Company as reflected in the documents, data, opinions or other information provided to Raymond James in discussion with management. The Raymond James Fairness Opinion does not constitute a recommendation to any Norsat Shareholder as to how such Norsat Shareholder should act or vote on any matters relating to the Arrangement. This summary of Raymond James Fairness Opinion is qualified in its entirety by the full text thereof. The Board and the Company urge Securityholders to read the Raymond James Fairness Opinion carefully and in its entirety.

KPMG Fairness Opinion

KPMG was formally engaged by the Board pursuant to an agreement dated March 10, 2017 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, KPMG agreed to act as an independent financial advisor to the Board, in which capacity KPMG was asked to prepare and deliver to the Board its written opinion as to whether the Share Consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Norsat Shareholders. The Board selected KPMG on the basis of KPMG’s experience in transactions similar to the Arrangement and its reputation in the investment community.

Neither KPMG nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Norsat, or any of its respective associates or affiliates (collectively, the “Interested Parties”) and neither KPMG nor any of its affiliates has acted as an investment advisor to any of the Interested Parties or Hytera in respect of the Arrangement, or is part of a soliciting dealer group, is the auditor or has any financial interest in the completion of the

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Arrangement. Other than the Engagement Agreement, there are no understandings, agreements or commitments between KPMG and Norsat with respect to any future business dealings.

As at March 24, 2017, KPMG confirmed to the Board that it believed that it was “independent” (as such term is used in Part 6 of MI 61-101) of all Interested Parties in the Arrangement.

Pursuant to the terms of the Engagement Agreement, KPMG received a fixed-fee of $100,000 from Norsat for the delivery of the KPMG Fairness Opinion. No fees are or were payable to KPMG under the Engagement Agreement that are contingent upon the conclusion reached by KPMG in the KPMG Fairness Opinion, Norsat’s entering into the Arrangement Agreement or the successful completion of the Arrangement or any other transaction. In addition, Norsat has agreed to reimburse KPMG for all of its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement (including routine administrative charges and disbursements) and to indemnify KPMG (and other parties) against certain customary liabilities.

KPMG provided the Board with presentations outlining, among other things, the financial analysis conducted and considerations made in finalizing the KPMG Fairness Opinion, including a review of key financial aspects of the Arrangement and a comparison to other recent market transactions of the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. A summary of the financial analyses conducted and the results thereof are included in the KPMG Fairness Opinion attached as Appendix C to this Circular.

In deciding to recommend and approve the Arrangement, respectively, the Independent Directors considered, among other things, the advice and financial analyses provided by KPMG referred to above as well as the KPMG Fairness Opinion. The KPMG Fairness Opinion was only one of the many factors considered by the Independent Directors in evaluating the Arrangement and should not be viewed as determinative of the views of the Independent Directors with respect to the Arrangement or the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. In assessing the KPMG Fairness Opinion, the Independent Directors considered and assessed the independence of KPMG.

The full text of the KPMG Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, information reviewed, matters considered, methodologies employed and limitations on the scope of the review undertaken, is attached as Appendix C. The KPMG Fairness Opinion addressed the fairness, from a financial point of view, of the consideration to be received by the Norsat Shareholders pursuant to the transaction contemplated by the Arrangement Agreement, and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or accounting aspects of the Arrangement to Norsat or Norsat Shareholders. The KPMG Fairness Opinion is addressed to the Board for its exclusive use only in considering the Arrangement and may not be relied upon by any other person. The KPMG Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Norsat. The KPMG Fairness Opinion does not constitute a recommendation to any Norsat Shareholder as to how such Norsat Shareholder should act or vote on any matters relating to the Arrangement. This summary of KPMG Fairness Opinion is qualified in its entirety by the full text thereof.

Support and Voting Agreements

Each of the directors and executive officers of Norsat have, subject to certain conditions, entered into Support and Voting Agreements to vote their Norsat Shares, Norsat Options and Norsat RSUs, if applicable, in favour of the Arrangement. The total number of Norsat Shares, Norsat Options and Norsat RSUs controlled or held by the directors and executive officers is 7.2% of the outstanding Norsat Shares, 53.4% of the outstanding Norsat Options and 84.3% of the outstanding Norsat RSUs.

Under the Support and Voting Agreements, the directors and executive officers of Norsat have agreed to vote their Norsat Shares, Norsat Options and Norsat RSUs in favour of the Arrangement and against any resolution proposed by Norsat or any other person that would

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reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay, or interfere with, the completion of the Arrangement. The Consenting Securityholder further agreed that it will, among others, (i) except as contemplated by the Support and Voting Agreement, not vote or grant to any person other than Hytera and Hytera Sub a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote their Norsat Share, Norsat Options and Norsat RSUs in favour of any Acquisition Proposal; (ii) not support any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and (iii) not do anything that would reasonably be expected to frustrate or hinder the consummation of the transactions contemplated in the Arrangement Agreement.

Subject to the terms and conditions of the Support and Voting Agreements, or except as may be expressly permitted by the Arrangement Agreement or permitted in writing by Hytera and Hytera Sub, each Consenting Securityholder agreed that during the term of the Support and Voting Agreements, directly or indirectly, in any manner:

  sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of their Norsat Shares, Norsat Options or Norsat RSUs or enter into any agreement, arrangement or understanding in connection therewith;

  deposit any of their Norsat Shares, Norsat Options or Norsat RSUs into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement understanding or arrangement, with respect to the voting of their Norsat Shares, Norsat Options and Norsat RSUs;

  not solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Norsat or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

  not enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Hytera and Hytera Sub) regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

  not accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

  not accept or enter into or propose publicly to accept or enter into a contract with any person relating to an Acquisition Proposal; and

  to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of the Support and Voting Agreements with any person (other than Hytera and Hytera Sub) by or on behalf of the Consenting Securityholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Consenting Securityholder.

If at any time, prior to obtaining the approval of the holders of Norsat Shares eligible to vote in respect of the resolution authorizing the Arrangement, Norsat receives a written Acquisition Proposal that did not result from a breach of any provision of any agreement in effect between Norsat, Hytera and Hytera Sub, the Consenting Securityholder may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal provided that (i) the Board of Directors first determines that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, (ii) Norsat is otherwise permitted to take such actions under any provision of any agreement then in effect between Norsat, Hytera and Hytera Sub, and (iii) such Acquisition Proposal did not result from a breach by the Consenting Securityholder of the provisions of the Support and Voting Agreements.

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The obligations of each Consenting Securityholder under the Support and Voting Agreements will terminate upon the earliest of (i) the date upon which the Arrangement becomes effective, (ii) the date of termination of the Arrangement Agreement in accordance with its terms, or (iii) the date upon which the Consenting Securityholder, Hytera and Hytera Sub agree to terminate the Support and Voting Agreement in writing.

Copies of the Voting and Support Agreements are available electronically under Norsat’s profile on SEDAR at www.sedar.com.

Regulatory Matters

The Arrangement Agreement provides that it is a condition of closing that the Regulatory Clearances be received.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding a certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable Transaction”) and in such a case cannot be implemented unless the Minister is satisfied, or is deemed to be satisfied, that the transaction is “likely to be a net benefit to Canada”. The Arrangement is below the financial thresholds and is not a Reviewable Transaction.

Any transaction, including those below the Reviewable Threshold that involve a non-Canadian buyer, require a notification to be filed under the Investment Canada Act not later than 30 days post-closing. A non-Canadian buyer may provide the required notification before closing. On receipt of the notification, the Minister is entitled to review the proposed transaction and consider whether the acquisition could be injurious to national security. While the factors to be considered by the Minister are not defined in law, the Minister has issued guidance that in assessing proposed or implemented investments under the national security provisions of the Act, the nature of the asset or business activities and the parties, including the potential for third party influence, involved in the transaction will be considered.

The Investment Canada Act contemplates an initial period of up to 45 days after the date a notification has been certified complete. However, if the Minister has not completed his consideration by that date, the Minister may serve notice under section 25.2(1) of the Investment Canada Act to extend the time for him to decide whether to order a national security review for an additional 45 days. The Minister and the Governor in Council may also exercise other rights to extend the period of a national security review, if one is ordered, to up to 200 days from the date the filing has been certified complete. However, if the national security review has not been completed by that date, the Minister and the non-Canadian buyer may agree to extend the review period for an additional defined of time.

While the Arrangement is not a Reviewable Transaction, it is a condition in the Arrangement Agreement that Hytera receives a confirmation that either there will be no review of the Arrangement under national security grounds or that no action will be taken in respect of the Arrangement, or receives an order authorizing the transaction (on terms and conditions satisfactory to Hytera, acting reasonably). Hytera filed a notification of the proposed acquisition of Norsat with the Investment Review Division on March 3, 2017 with an expected review time of 45 days. On April 18, 2017, Hytera received notice from the Minister extending the initial review period by an additional 45 days from April 18, 2017.

CGP Approval

Norsat is registered under Canada's Controlled Goods Program (“CGP”). The CGP is a registration program for those persons who are examining, possessing or transferring "controlled goods" as listed in the Schedule to Canada’s Defence Production Act. Registration is also

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required for anyone who wishes to export controlled goods from Canada and is applying for a permit from Global Affairs Canada.

Through discussion with the Controlled Goods Directorate (the “CGD”) (the directorate within Public Works and Government Services Canada (“PWGSC”) responsible for the CGP), Norsat has sought advanced approval from the CGD to determine whether ownership and control by Hytera would alter or revoke Norsat’s registration under the CGP. At the request of the CGD, Hytera completed and submitted a foreign, ownership, control or influence (“FOCI”) questionnaire with respect to its activities and proposed ownership/control of Norsat. The FOCI questionnaire was submitted on January 19, 2017. The FOCI questionnaire is under review by PWGSC.

SADI Approval

Norsat has received funding under Canada’s SADI program. This program, which is managed by Innovation, Science and Economic Development Canada's Industrial Technologies Office, provides repayable contributions to support strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. Pursuant to the SADI Agreements, Norsat has received funding under SADI. Under the SADI Agreements, Norsat is required to receive 30 days notice of any proposed change in the control of to, and may not agree to a proposed change of control without the consent of, the Minister of Industry.

On December 20, 2017, Norsat gave notice to Industrial Technologies Office that it was proposing to enter into an arrangement agreement with Hytera and a wholly-owned subsidiary of Hytera. By letter dated January 11, 2017, Norsat received confirmation from the Industry Technology Office consenting to the signing of an arrangement agreement with Hytera for the purchase of all outstanding Norsat Shares. The consent was given with the condition that the acquisition was not in violation of any regulation or policy of any governmental entity or regulatory authority, including the Investment Canada Act or any law.

PRC Approvals

PRC Regulatory clearances include (i) the issuance of a notice from the Development & Reform Commission of Shenzhen Municipality in respect of the filing notice made in connection with the Acquisition; (ii) the issuance of a record filing notice from the Economy, Trade and Information Commission of Shenzhen Municipality in respect of the Arrangement; and (iii) the approval for the remittance of foreign exchange out of China from the State Administration of Foreign Exchange of China in respect of the Arrangement. Hytera is preparing to file for the PRC Approvals.

Approvals

Securityholder Approval

At the Meeting, Securityholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least: (i) 66⅔% of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) 66⅔% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101. To the knowledge of Norsat, the votes attached to Norsat Shares owned Fabio Doninelli, Director of Norsat, Amiee Chan, Norsat’s President and Chief Executive Officer, and Arthur Chin, Norsat’s Chief Financial Officer, will be excluded from the “majority of the minority” vote mandated by MI 61-101. The Arrangement Resolution must be approved by the Requisite Securityholder Approval in order for Norsat to seek the Final Order and implement the Arrangement in accordance with the Final Order. Notwithstanding the approval by Securityholders of the Arrangement Resolution, Norsat reserves the right not to proceed with the Arrangement subject to the terms of the Arrangement Agreement.

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Court Approval

The BCBCA requires that the Court approve the Arrangement.

On April 25, 2017, Norsat obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application with respect to the Arrangement are attached as Appendix D and Appendix E, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on June 1, 2017, or as soon thereafter as counsel for Norsat may be heard, at 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Norsat at the address set out below, at or before 4:00 p.m. (Pacific time) on May 30, 2017, with a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application for Final Order. Response and supporting materials must be delivered, within the time specified, to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response will be served with notice of the new date for the hearing of the Final Order application.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Interests of Directors and Executive Officers of Norsat in the Arrangement

The directors and executive officers of Norsat may have interests in the Arrangement that are, or may be different from, or in addition to, the interests of other Securityholders. These interests include those described below. The Independent Directors were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Securityholders.

Norsat Shares

In connection with the Arrangement, the directors of Norsat, who as at April 27, 2017, beneficially owned or exercised control or direction over, an aggregate of 389,337 Norsat Shares representing 6.7% of the issued and outstanding Norsat Shares have each entered into a Voting Support Agreement pursuant to which they have agreed to vote their Norsat Shares in favour of the Arrangement Resolution. In addition, a non-director executive officer of Norsat, who as at April 27, 2017, beneficially owned or exercised control or direction over, an aggregate of 30,676 Norsat Shares, representing 0.5% of the issued and outstanding Norsat Shares, has entered into a Support and Voting Agreement pursuant to which such executive officer has agreed to vote his Norsat Shares, in favour of the Arrangement Resolution. All of the Norsat Shares held by such directors and executive officer of Norsat and their associates will be treated in the same fashion under the Arrangement as Norsat Shares held by all other Norsat Shareholders.

Norsat Options

As at April 27, 2017, the directors of Norsat owned an aggregate of 75,206 Norsat Options granted pursuant to the Stock Option Plan representing 39.2% of the issued and outstanding

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Norsat Options. In addition, a non-director executive officer of Norsat, who as at April 27, 2017, beneficially owned 28,515 Norsat Options granted pursuant to the Stock Option Plan representing 14.9% of the issued and outstanding Norsat Options. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each outstanding Norsat Option (whether vested or unvested) will be transferred from the holder to Norsat and in consideration Norsat will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option.

Norsat RSUs

As at April 27, 2017, the directors of Norsat owned an aggregate of 47,889 Norsat RSUs granted pursuant to the Norsat RSU Plan representing 50.4% of the issued and outstanding Norsat RSUs. In addition, a non-director executive officer of Norsat, who as at April 27, 2017, beneficially owned or exercised control over 32,159 Norsat RSUs granted pursuant to the Norsat RSU Plan, representing 33.9% of the issued and outstanding Norsat RSUs. Each of these directors and executive officer has entered into a Support and Voting Agreement pursuant to which he or she has agreed to vote the Norsat Shares issuable pursuant to the terms of his or her Norsat RSUs in favour of the Arrangement Resolution.

The names of the directors and executive officers of Norsat, the positions held by them with Norsat and the designation, percentage of class and number of outstanding securities of Norsat beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates are as follows:

Norsat Securities Beneficially Owned, Directly or Indirectly or over which Control or Direction is Exercised(1)
Name	Position	Norsat Shares	Norsat Options	Norsat RSUs
Fabio Doninelli	Director, Chair of Board	233,367(2)	17,321	3,229
Joseph Caprio	Director	29,470	11,607	2,652
James Topham	Director	14,893	11,964	2,732
Peter Ciceri	Director	1,725	10,000	1,875
Amiee Chan	Director, President and CEO	109,882	24,314	37,411
Arthur Chin	CFO	30,676	28,515	32,159
Kenneth Broom	General Manager, Sinclair Division	643	17,440	2,772

Notes:

(1)	The information in the table is current as of April 27, 2017.
(2)	198,558 of the Norsat Shares are registered to Prismafin S.A. where Mr. Doninelli holds the position of President and exercises direction over the shares.

Each of the directors and executive officers of Norsat will be entitled to participate in the Arrangement with respect to the Norsat Shares, Norsat Options and Norsat RSUs beneficially owned by such directors and executive officer on the same terms and conditions as all other Securityholders.

Termination and Change of Control Benefits

Securityholders should be aware that aside from their interests as securityholders, Norsat’s executive officers may have interests in the Arrangement that are different from, or in addition to, those of Securityholders generally. The Independent Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement, and in recommending to Securityholders that they vote in favour of the Arrangement Resolution. For more information see the section entitled “The Arrangement – Background to the Arrangement” in this Circular. These interests are described in more detail below, and certain of them are quantified in the narrative below.

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Norsat has entered into employment agreements that contain change of control provisions with certain executive officers. See “Other Information Regarding the Company – Executive Compensation - Termination and Change in Control Benefits”.

Independence of the Directors

Except for Dr. Chan, each member of the Board of Directors is a non-executive director of Norsat and is considered independent for the purposes of all Applicable Securities Laws. In addition, each of the Independent Directors owns Norsat Shares, Norsat Options and Norsat RSU (as set out above), which align their interests with those of Securityholders. One of the main purposes of equity-based compensation awards such as Norsat RSUs is to ensure that incentives of the directors of the company are aligned with those of shareholders. Governance advisory coalitions recommend that directors acquire shares of the companies on which they serve as board members. For example, the Canadian Coalition for Good Governance policy states that “[m]inimum shareholding requirements for directors (achievable over a predetermined time frame) establish and maintain an alignment of interests for directors and shareholders by requiring directors to have a meaningful investment in the company.” Other than the accelerated vesting of Norsat RSU and Norsat Options, the Independent Directors are not entitled to any benefits upon a change of control.

Collateral Benefits under MI 61-101

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and/or, in certain instances, independent valuations. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of Norsat (which includes the directors and senior officers of Norsat) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Norsat. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the arrangement in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Norsat who receive a “collateral benefit” in connection with the Arrangement. This approval is in addition to the requirement that the Arrangement Resolution must be approved by two-thirds of the votes cast by (i) the Norsat Shareholders and (ii) Securityholders (voting as a single class) present in person or represented by proxy at the Meeting and entitled to vote.

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The employment contracts of certain senior officers of Norsat provide for amounts payable to each executive officer upon the occurrence of certain events in connection of a change of control of Norsat, or upon certain termination events following a change of control of Norsat. In addition, certain directors and senior officers of Norsat hold Norsat Options and Norsat RSUs, the vesting of which will be automatically accelerated if the Arrangement is completed. Norsat will purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for the benefit of the directors and officers of Norsat covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis. The accelerated vesting of the Norsat Options Norsat RSUs, the purchase of the insurance and any payments (including termination payments) payable to any senior officers of Norsat pursuant to a change of control provision in an employment agreement may be considered “collateral benefits” to the applicable directors or senior officers of Norsat for the purposes of MI 61-101. See “Interests of Directors and Executive Officers of Norsat in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

Following disclosure by each of the directors and senior officers of Norsat of the number of Norsat Shares, Norsat Options and Norsat RSUs held by them and the total consideration that they expect to receive pursuant to the Arrangement, the following directors or senior officers of Norsat who are receiving a benefit in connection with the Arrangement and beneficially owns or exercises control or direction over more than 1% of the Norsat Securities are Fabio Doninelli, Amiee Chan and Arthur Chin.

Fabio Doninelli beneficially owns or exercise control or direction over 253,917 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the acceleration of Options held by Mr. Doninelli on a change of control may also be considered a “collateral benefit.”

Amiee Chan beneficially owns or exercise control or direction over 171,607 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the payment of an incentive bonus related to the closing of the Arrangement may also be considered a “collateral benefit”.

Arthur Chin beneficially owns or exercise control or direction over 91,350 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the acceleration of Options held by Mr. Chin, the payment of an incentive bonus related to the closing of the Arrangement may also be considered a “collateral benefit”.

As a result of the foregoing, the Norsat Shares Messrs. Doninelli and Chin and Dr. Chan beneficially own, directly or indirectly, or over which they have control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement is obtained. Given the relatively few Norsat Shares excluded, it is extremely unlikely that the approval of two-thirds of the Norsat Shares represented at the Meeting will not include the required approval of the minority. However, to ensure complete compliance with all voting requirements under Applicable Securities Laws, the Requisite Securityholder Approval for the Arrangement Resolution requires the approval of, among others, the majority of the Norsat Shares voted at the Meeting other than the votes excluded as discussed above.

Norsat is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of Norsat is, as a consequence of the Arrangement, directly or indirectly acquiring Norsat or its business or combining with Hytera and neither the Arrangement nor the transaction contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which Norsat would be required to obtain a formal valuation.

Letter of Transmittal

The Letter of Transmittal is enclosed with this Circular for use by registered Norsat Shareholders. In order for a registered Norsat Shareholder to receive the cash which such Norsat Shareholder is entitled to under the Arrangement, the registered Norsat Shareholder is required to forward a completed and signed Letter of Transmittal and surrender its Norsat Shares and, where issued, Norsat Share certificates. The details for the surrender of Norsat Shares and, where issued,

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Norsat Share certificates, to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a registered Norsat Shareholder has delivered and surrendered to the Depositary (i) a properly completed and duly executed Letter of Transmittal, (ii) Norsat Share certificates (where issued) and (iii) such additional documents as the Depositary may reasonably require in respect of the exchange of Norsat Shares, the registered Norsat Shareholder will be entitled to receive a cheque for the cash payment issuable or deliverable to such holder as Share Consideration pursuant to the Arrangement.

Where Norsat Shares are evidenced only by a DRS Advice Statement, there is no requirement to first obtain a share certificate for those Norsat Shares or deposit with the Depositary any Norsat Share certificate or DRS Advice Statement evidencing those Norsat Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender those Norsat Shares under the Arrangement.

Any use of the mail to transmit a certificate (if applicable) for Norsat Shares and a related Letter of Transmittal is at the risk of the Norsat Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used. Whether or not Norsat Shareholders forward the certificate(s) (if applicable) representing their Norsat Shares, upon completion of the Arrangement on the Effective Date, Norsat Shareholders will cease to be Norsat Shareholders as of the Effective Date and will only be entitled to receive such cash to which they are entitled under the Arrangement or, in the case of Norsat Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Norsat Shares in accordance with the dissent procedures. See “The Arrangement - Dissenting Shareholder Rights”.

The Depositary will act as the agent of persons who have surrendered Norsat Shares pursuant to the Arrangement for the purpose of receiving the Share Consideration from Hytera Sub and transmitting same to such persons, and receipt of the Share Consideration by the Depositary will be deemed to constitute receipt of payment by persons surrendering Norsat Shares. Under the Plan of Arrangement, if a holder of Norsat Shares fails to deliver his or her Norsat Share certificates and Letter of Transmittal to the Depositary on or before the date that is six years after the Effective Date of the Plan of Arrangement, such holder will no longer be entitled to receive the Share Consideration.

Settlement with persons who surrender Norsat Shares pursuant to the Arrangement will be effected by the Depositary forwarding by first class insured mail a cheque for the Share Consideration.

Unless otherwise directed in the Letter of Transmittal, the cheque representing the Share Consideration will be issued in the name of the registered holder of Norsat Shares so surrendered. Unless the person who surrenders Norsat Shares instructs the Depositary to hold the cheques for pick up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided cheques will be forwarded to the address of the person as shown on the share register of Norsat.

Only registered Norsat Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Norsat Shares through an intermediary, you should contact that intermediary for instructions and assistance in depositing certificates representing your Norsat Shares and any other required documentation, as applicable, and carefully follow any instructions provided to you by such intermediary.

Dissenting Shareholder Rights

Registered Norsat Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

Under applicable Canadian law, registered Norsat Shareholders are entitled to Dissent Rights with respect to the Arrangement Resolution. Any registered Norsat Shareholder who properly

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dissents from the Arrangement Resolution in accordance with the BCBCA will be entitled, in the event the Arrangement becomes effective, to be paid by Norsat in accordance with the terms of the Plan of Arrangement, the fair value of the Norsat Shares held by the Dissenting Shareholder. Beneficial Shareholders, Option Holders, RSU Holders and any Norsat Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution are not entitled to exercise Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rigths described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, registered Norsat Shareholders as of the Record Date may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Interim Order, Plan of Arrangement or the Final Order in respect of the Arrangement.

Securityholders who duly exercise such Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Norsat Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the Effective Time, shall be deemed to have transferred their Norsat Shares to Hytera Sub in exchange for the right to be paid fair value for such Norsat Shares, and Hytera Sub shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Norsat Shares; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their Norsat Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Norsat Shares;

But in no case will Hytera Sub, Norsat, the Depositary or any other person be required to recognize such Dissenting Shareholders as holders of Norsat Shares unless such person is a registered holder or beneficial owner of those Norsat Shares in respect of which such rights are sought to be exercised and, for greater certainty, in no case shall Norsat, Hytera, Hytera Sub, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of Norsat Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Securityholders as of the Effective Time. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Final Order and Plan of Arrangement, and for greater certainty, Securityholders who have voted, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Norsat Shares should be aware that only registered Norsat Shareholders are entitled to dissent with respect to the Norsat Shares. A registered Norsat Shareholder such as an intermediary who holds Norsat Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to all of the Norsat Shares held for such Beneficial Shareholders. In such case, the notice of dissent should set forth the number of Norsat Shares it covers and must be in respect of all of the Norsat Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting.

A registered Norsat Shareholder who wishes to dissent must send a notice of dissent objecting to the Arrangement Resolution to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin not later than 10:00 a.m. (Pacific Time) on Monday, May 29, 2017, (or, if the Meeting is postponed or adjourned, two days preceding the date of the postponed or adjourned Meeting). The notice of dissent must set out the number of Norsat Shares held by the Dissenting Shareholder in respect of which Dissent Rights are being exercised and must be in respect of all of the Norsat Shares owned by the Dissenting Shareholder (or where dissent rights are exercised on behalf of a Beneficial Shareholder, such Beneficial Shareholder in respect of all of the Norsat Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting).

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The delivery of a notice of dissent does not deprive such Dissenting Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its Dissent Right. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a notice of dissent, but a Norsat Shareholder need not vote his, her or its Norsat Shares against the Arrangement Resolution in order to object.

Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a notice of dissent in respect of the Arrangement Resolution, but any such proxy granted by a Norsat Shareholder who intends to dissent should be validly revoked (see “Information Circular - Appointment and Revocation of Proxies”) in order to prevent the proxy holder from voting such Norsat Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, will constitute a loss of a Norsat Shareholder’s right to dissent. However, a Norsat Shareholder may vote as a proxyholder for another Securityholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise Dissent Rights.

If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Norsat Shares, provided that such Dissenting Shareholder has sent a notice of dissent to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin not later than 10:00 a.m. (Pacific Time) on Monday, May 29, 2017, (or, if the Meeting is postponed or adjourned, two days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in this Information Circular, including the relevant provisions of the BCBCA, as modified by the Interim Order, Final Order and the Arrangement.

Under the BCBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in Division 2 of Part 8 of the BCBCA, the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional approval of the Securityholders would be sought for any such variation.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

The Arrangement Agreement

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Norsat’s profile on the SEDAR website at www.sedar.com. A copy of the Arrangement Agreement may also be obtained free of charge on request from Norsat’s CFO at Suite 110, 4020 Viking Way, Richmond, British Columbia, Canada, V6V 2L4, telephone: (604) 821-2800, fax: (604) 821-2801 or via email at investor@norsat.com.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Hytera Sub will acquire all of the outstanding Norsat Shares and Norsat will become a wholly-owned subsidiary of Hytera Sub. The Arrangement Agreement and Plan of Arrangement provide that Hytera Sub will acquire each outstanding Norsat Share (other than those held by Norsat Shareholders who properly exercise their Dissent Rights) in exchange for the Share Consideration.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events will occur without any further act, authorization or formality thereby giving effect to the transactions contemplated by the Arrangement.

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Conditions

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Norsat and Hytera Sub at any time:

(a)	the Arrangement Resolution shall have been approved by Norsat Shareholders at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner inconsistent with the Arrangement Agreement;

(c)	the Regulatory Clearances shall have been obtained and each such Regulatory Clearance is in force and has not been modified in a way that would enjoin or prohibit the closing of the Arrangement;

(d)

no Governmental Entity shall have been enacted, issued, promulgated, enforced, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement; and

(e)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent the Obligations of Hytera and Hytera Sub

The obligations of Hytera Sub to complete the Arrangement are subject to the fulfilment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of Hytera Sub and any or all of which may be waived by Hytera Sub in whole or in part in its sole discretion without prejudice to any other right Hytera Sub may have under the Arrangement Agreement:

(a)

all representations and warranties of Norsat set forth in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Norsat Material Adverse Change qualifications contained in them, except where the failure(s) of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Norsat Material Adverse Change; provided that the representations and warranties of Norsat in Sections 1, 2, 3,4 7(b)(A) and 21 of Schedule C of the Arrangement Agreement shall be true in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated the Effective Date, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all covenants of Norsat under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Norsat in all material respects, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated the Effective Date, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf

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and without personal liability), confirming the same as of the Effective Date;

(c)

all Third Party Consents shall have been obtained in a manner and on terms that are acceptable to Hytera Sub, acting reasonably, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated as of the Effective Time, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf and without personal liability), confirming the same as of the Effective Date;

(d)

since the date of Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Norsat Material Adverse Change;

(e)

no act, action, suit, demand, or proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement;

(f)

the aggregate number of Norsat Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 20% of the aggregate number of Norsat Shares outstanding immediately prior to the Effective Time;

(g)

the Minister shall have not sent to Hytera Sub a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council shall have not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the Transactions or, if such a notice has been sent or such an order has been made, Hytera Sub shall have subsequently received (i) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transactions on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transactions or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the Transactions, provided that such order is on terms and conditions satisfactory to Hytera Sub acting reasonably and in compliance with its obligations set forth in the Arrangement Agreement (“ICA Approval”); and

(h)

Hytera Sub shall have not received an order under Section 92 of the Competition Act precluding completion of the Arrangement or a notice that an application will be made under Section 92 or any other applicable section of Part VIII of the Competition Act in respect of the Transactions.

Additional Conditions Precedent to the Obligations of Norsat

The obligations of Norsat to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of Norsat and any or all of which may be waived by Norsat in whole or in part in its sole discretion without prejudice to any other right Norsat may have under the Arrangement Agreement:

(a)

all representations and warranties of Hytera and Hytera Sub set forth in the Arrangement Agreement shall be true and correct in all respect, without regard to any materiality qualifications contained in them as at the date of the Arrangement Agreement and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so

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true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Arrangement, and Norsat shall have received a certificate of Hytera Sub addressed to Norsat and dated the Effective Date, signed on behalf of Hytera Sub by two officers of Hytera Sub (on Hytera Sub’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all covenants of Hytera and Hytera Sub under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Hytera and Hytera Sub in all material respects, and Norsat shall have received a certificate of Hytera Sub addressed to Norsat and dated the Effective Date, signed on behalf of Hytera Sub by two officers of Hytera Sub (on Hytera Sub’s behalf and without personal liability), confirming the same as of the Effective Date; and

(c)

Hytera Sub shall have deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to Norsat, acting reasonably) in accordance with the terms and conditions of the Arrangement Agreement the funds required to effect payment in full of the aggregate Share Consideration to be paid for the Norsat Shares and the Depositary shall have confirmed in writing to Norsat receipt of those funds.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Norsat relating to, among other things: organization, good standing, qualification; capital structure; subsidiaries; corporate authority, approval and fairness relative to the Arrangement Agreement; governmental filings; no violations; Norsat reports; financial statements; absence of certain changes; legal proceedings; employee benefits; legal and regulatory compliance; data privacy and security; unlawful payments; material contracts; properties and assets; environmental matters; taxes; labor and employee matters; intellectual property; product liabilities; insurance; brokers and finders; customers and suppliers; export control and import laws; and related party transactions.

The Arrangement Agreement contains a number of customary representations and warranties of Hytera and Hytera Sub relating to, among other things: organization, good standing and qualification; corporate authority relative to the Arrangement Agreement; governmental filings; no violations; legal proceedings; funds available; Investment Canada Act; and securityholdings.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Norsat, Hytera and Hytera Sub.

Covenants of Norsat Relating to the Arrangement

Norsat covenants that it shall and shall cause its subsidiaries, and to perform all obligations required or desirable to be performed by Norsat or any of its subsidiaries under the Arrangement Agreement, and cooperate with Hytera and Hytera Sub in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, Norsat shall and, where appropriate, shall cause its subsidiaries to:

(a)

use commercially reasonable efforts to obtain a voting support agreement from all Norsat Shareholders who under applicable Law have identified themselves as beneficially holding more than 5% of the Norsat Shares;

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(b)

use commercially reasonable efforts to obtain the Requisite Securityholder Approval, including submitting the Arrangement Resolution for approval by the Norsat Shareholders at the Meeting in accordance with the Arrangement Agreement;

(c)

subject to applicable Law, cooperate and provide all commercially reasonable assistance, including providing all necessary information and documentation, to Hytera Sub that Hytera Sub may reasonably request in connection with making an ICA Notification and obtaining ICA Approval and any other Regulatory Clearances;

(d)

promptly advise Hytera Sub orally and, if then requested, in writing of any event, change or development that may have resulted in, or that to the knowledge of Norsat, might reasonably be expected to constitute, a Norsat Material Adverse Change, or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter;

(e)	promptly advise Hytera Sub of any written notice of other communication received by it from any Governmental Entity;

(f)

promptly notify Hytera of (i) any written notice or other communication received by it from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any Material Contract to which Norsat or any of its subsidiaries is a party or (B) any other Contract to which Norsat or any of its subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to Norsat and its subsidiaries, taken as a whole, or (ii) any written notice or other communication received by Norsat or any of its subsidiaries from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(g)	use commercially reasonable efforts to assist in effecting the resignations of Norsat directors and cause them to be replaced following the Effective Date by persons nominated by Hytera Sub;

(h)	ensure that any Norsat Shares that are unallocated and held by the trustee under the Norsat RSU Plan are fully allocated to RSU Holders;

(i)

at the request of Hytera Sub, use commercially reasonable efforts to obtain all other third person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions; and

(j)

provide, subject to compliance with all applicable Laws, lists of beneficial and registered holders of the Norsat Shares and any geographical reports prepared by its transfer agent in the possession of Norsat and a list of holders of the Norsat Options and Norsat RSUs, as well as a security position listing from each depositary, including CDS Clearing and Depositary Services Inc. and the Depositary, and promptly deliver any such lists to Hytera Sub and promptly deliver to the Hytera Sub upon demand thereafter supplemental lists setting out changes thereto.

Covenants of Hytera and Hytera Sub Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Hytera and Hytera Sub covenant that they shall and shall cause their subsidiaries, and to perform all obligations required or desirable to be performed by Hytera, Hytera Sub or any of their subsidiaries under the Arrangement Agreement, and co-operate with Norsat in connection therewith, in order to obtain the Regulatory Clearances and consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, Hytera and Hytera Sub shall and, where appropriate, shall cause its subsidiaries to:

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(a)	submit to the Minister, as promptly as practicable, but in any event no later than 30 days following the implementation of the Arrangement, an ICA Notification;

(b)	act diligently and use commercially reasonable efforts to obtain the ICA Approval;

(c)	provide or agree to the following terms and conditions:

(i)

undertakings that, after completion of the Transactions, (A) Norsat will remain a separate legal entity, (B) all the assets, intellectual property and products developed from those assets and intellectual property will reside with Norsat or its subsidiaries and (C) Norsat will comply with the terms and conditions of, and its obligations under, the SADI Agreements, as further described in the Company Disclosure Letter, and

(ii)	necessary divestitures provided that they do not materially impair the ability of Hytera Sub to operate and derive benefits from the business in a commercially reasonable manner; and

(d)	promptly advise Norsat of any written notice or other communication received by it from any Governmental Entity in respect of the Transactions.

Mutual Covenants

Subject to the terms and conditions of the Arrangement Agreement with respect to the Transactions, the Parties shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, without limiting the foregoing, each of the Parties shall, as applicable to a Party under a Law, as soon as practicable (but in any event, except as otherwise stated herein, within seven business days of the date of the Arrangement Agreement), submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy all other Regulatory Clearances.

In the event the Transaction encounters insurmountable barriers due to Laws or operating reasons, Hytera shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary to enable the Parties to close the Transactions, including the acquisition of Norsat with appropriate carve outs restricting the business being acquired, provided that any such actions: (i) do not impair the ability of Hytera Sub to operate and derive benefits from the business in a commercially reasonable manner; (ii) may be conditioned upon the consummation of the Transactions; and (iii) for greater certainty, any action taken shall be in addition to any action required to obtain ICA Approval pursuant to the Arrangement Agreement. Norsat agrees to cooperate and provide all reasonable assistance to Hytera Sub and Hytera in taking such actions and doing such things, provided that Norsat will not be obliged to take any steps which in the opinion of the Board would in any way be detrimental to Norsat if the Transaction is not completed. However, notwithstanding the foregoing or anything to the contrary in the Arrangement Agreement, it is expressly understood and agreed that, in connection with obtaining the Regulatory Clearances neither Hytera nor Hytera Sub nor Norsat shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent.

Norsat Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Norsat has agreed that except as expressly contemplated by the Arrangement Agreement until the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Norsat shall not, directly or indirectly, or through any representatives or otherwise, and shall cause each of its subsidiaries not to directly or indirectly or through any representative:

(a)

make, solicit, assist, initiate, knowingly encourage, promote or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Norsat or any of its subsidiaries or entering into any

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written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead, an Acquisition Proposal;

(b)

participate in any discussions or negotiations with any person (other than Hytera or any of its representatives) regarding any Acquisition Proposal, provided that, for greater certainty, Norsat may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(c)	make a Change of Recommendation;

(d)

accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that (i) publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt and the public announcement of such Acquisition Proposal and two business days prior to the Meeting or (ii) the submission of an Acquisition Proposal for SADI Approval, shall in each case not, in and of themselves, be considered to be in violation of the Arrangement Agreement;

(e)

release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its subsidiary is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provision of any such agreement in accordance with its terms without further agreement or action by Norsat or any of its subsidiaries shall not constitute a breach of the Arrangement Agreement; or

(f)

accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

Norsat has agreed that it shall, and shall instruct each of its representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than Hytera or any of its representatives) conducted by Norsat or any of its representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by Norsat or any of its representatives and, in connection therewith, Norsat will discontinue access to any third party to any data rooms (virtual or otherwise) made available by and under control of Norsat (and not established or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). Norsat shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with Norsat relating to any potential Acquisition Proposal and shall use commercially reasonably efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. Norsat shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

Notwithstanding the restrictions described above, if at any time prior to obtaining the approval of the Arrangement Resolution Norsat or any of its representatives receives a bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date of the Arrangement Agreement) that provides for consideration per Norsat Share that is greater than the Share Consideration and was not solicited after the date of the Arrangement Agreement, and other than any Acquisition Proposal that

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resulted from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, then Norsat and its representatives may

(a)

contact the person making the Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal;

(b)

if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, and that the failure to take the relevant action would constitute a breach of its fiduciary duties:

(i)

furnish information with respect to Norsat and is subsidiaries to the person making such Acquisition Proposal and its representatives, provided that (A) Norsat promptly provides written notice to Hytera and Hytera Sub of its decision to take such action, (B) Norsat first enters into a confidentiality agreement with such person that is no less favourable in the aggregate to Norsat than the Confidentiality Agreement, and (C) Norsat sends a copy of such confidentiality agreement to Hytera promptly following its execution and before any non public information is provided to such person and Hytera is promptly provided (to the extent not previously provided) with any such information provided to such person; provided that Norsat will not be obligated to enter into a new confidentiality agreement and standstill agreement with a person who has already entered into a confidentiality agreement with Norsat in the 12 month period preceding the date of receipt of the Acquisition Proposal and such agreement will remain in effect for all applicable periods and for the purposes of this section that existing confidentiality agreement will be the confidentiality agreement to be entered into and provided to the Hytera Sub under clause (i) and (ii);

(ii)

engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives, provided that any non-public information about Norsat and its subsidiaries will only be provided if Norsat has complied with Section 7.2(4)(ii) of the Arrangement Agreement; and

(iii)	make a submission for SADI Approval of such Acquisition Proposal and related agreement.

Norsat shall promptly (and, in any event, within 24 hours after it received any proposal, inquiry, offer or request) notify Hytera, at first orally and thereafter in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to Norsat or any of its subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of Norsat or any of its subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice will include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. Norsat shall promptly provide (any in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to Norsat by or on behalf of the person making any such Acquisition Proposal or by or on behalf of Norsat to the person making such Acquisition Proposal and such other details of the proposal, inquiry, offer or request as Hytera may reasonably request. Norsat shall keep Hytera and Hytera Sub informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request or any amendment to the foregoing and will promptly respond to all reasonable inquiries of Hytera with respect thereto.

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Norsat’s Right to Accept a Superior Proposal

The Arrangement Agreement provides that, notwithstanding the foregoing non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, in the event that Norsat receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Meeting, then Norsat may terminate the Arrangement Agreement and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal if and only if:

(a)

Norsat has complied with its obligations under the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and Norsat has complied with the other terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(b)

the Board of Directors has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would constitute a breach of its fiduciary duties;

(c)

Norsat has delivered written notice to Hytera and Hytera Sub of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of Norsat to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and a summary of the valuation analysis attributed by the Board of Directors to any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(d)

at least five business days have elapsed from the date the Superior Proposal Notice was received by Hytera and Hytera Sub, which five business day period is referred to herein as the “Right to Match Period” (for greater certainty, the Right to Match Period shall expire at 5:00 p.m. (Toronto time) on the fifth business day following the day that the Superior Proposal Notice was sent to the Hytera);

(e)

if Hytera and Hytera Sub have offered to amend the terms and conditions of the Arrangement Agreement during the Right to Match Period, the Board of Directors has determined in accordance with the terms of the Arrangement Agreement that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(f)

prior to or simultaneously with, and as a condition to the effectiveness of a termination of the Arrangement Agreement pursuant to the Superior Proposal termination provisions of the Arrangement Agreement, Norsat pays the Norsat Termination Payment.

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Hytera and Hytera Sub Opportunity to Match

Pursuant to the Arrangement Agreement, Norsat has acknowledged and agreed that, during the Right to Match Period referred to above, Hytera and Hytera Sub will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement, and Norsat shall cooperate with Hytera and Hytera Sub with respect thereto, including negotiating in good faith with Hytera and Hytera Sub to enable Hytera and Hytera Sub to make such adjustments to the terms and conditions of the Arrangement and the Arrangement Agreement as Hytera and Hytera Sub deem appropriate and as would permit Hytera and Hytera Sub to proceed with the Arrangement and any related transactions on such adjusted terms and applying for SADI Approval for any adjusted terms. The Board of Directors will review any such offer by Hytera and Hytera Sub to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether Hytera’s and Hytera Sub’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal. If the Board of Directors so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Hytera and Hytera Sub, Norsat will promptly thereafter accept the offer by Hytera and Hytera Sub to amend the terms of the Arrangement and the Arrangement Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

If the Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Hytera’s and Hytera Sub’s offer to amend the Arrangement and the Arrangement Agreement, if any, Norsat may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement in accordance with the Superior Proposal termination provisions, including payment of the Norsat Termination Payment, in order to enter into an agreement in respect of such Superior Proposal.

In the event that an Acquisition Proposal is modified such that the amendment results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Norsat Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal, each such amendment of such Acquisition Proposal will constitute a new Acquisition Proposal and will require a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal notice was received by Hytera in respect of such new Acquisition Proposal. In the event Norsat provides such notice on a date which is less than ten days prior to the Meeting, upon the request of Hytera Sub, Norsat will adjourn or postpone the Meeting in accordance with the terms of the Arrangement Agreement to a date that is not more than ten days after the scheduled date of the Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date.

The Board will reaffirm its recommendation in favour of the Arrangement by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal, (ii) the Board of Directors makes the determination after Hytera and Hytera Sub have offered to amend the terms of the Arrangement Agreement that an Acquisition Proposal is not a Superior Proposal, or (iii) Hytera Sub, acting reasonably, requests in writing reaffirmation of the recommendation by the Board of Directors.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Parties;

(b)	by either Norsat or Hytera Sub, if

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(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision will not be available to any Party whose failure (or, in the case of Hytera Sub, the failure of any of Hytera Sub or Hytera) to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date of the Arrangement Agreement, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement;

(iii)

Hytera Sub elects not to match a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided Norsat has paid to Hytera Sub the Norsat Termination Payment in accordance with the terms of the Arrangement Agreement (provided that the Hytera Sub may not exercise this right of termination if Norsat has advised Hytera Sub that it intends to make or has made a submission for SADI Approval in respect of an Acquisition Proposal while such submission is outstanding or pending); or

(iv)	the Arrangement Resolution shall have failed to receive the Requisite Securityholder Approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by Hytera Sub, if:

(i)

prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) Norsat shall have breached the provisions relating to non-solicitation and Superior Proposal of the Arrangement Agreement in any material respect, or (C) Hytera Sub requests in writing that the Board of Directors unconditionally reaffirm its Norsat Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the tenth business day following receipt of such request and (y) two business days prior to the Meeting (expect that if Norsat advises the Hytera Sub that it intends to make or has made a submission for SADI Approval of an Acquisition Proposal such reaffirmation is not required to be provided until such submission has been processed and a final determination made as to whether to provide the SADI Approval);

(ii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, a breach of any of representation or warranty or failure to perform any covenant or agreement on the part of Norsat set forth in the Arrangement Agreement shall have occured, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Hytera and Hytera Sub set forth in the Arrangement Agreement not to be satisfied at such time; provided, however, that Hytera Sub or Hytera is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or conditions precedent to the obligations of Norsat set forth in the Arrangement Agreement not to be satisfied;

(iii)

after the date of the Arrangement Agreement and prior to the Effective Time, a Norsat Material Adverse Change has occurred and the Norsat Material Adverse Change is still in existence on the Effective Date; or

(iv)	the condition precedent that the aggregate Norsat Shares held, directly or indirectly, by those holders of such shares who have validly exercised

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Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 20% of the aggregate number of Norsat Shares outstanding immediately prior to the Effective Time is not met or waived by Hytera Sub;

(d)	by Norsat, if:

(i)

prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes Norsat, subject to complying with the terms relating to Norsat’s right to accept a Superior Proposal, to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal and Norsat Termination Payment;

(ii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, a breach of any of representation or warranty or failure to perform any covenant or agreement on the part of any of Hytera Sub or Hytera set forth in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Norsat set forth in the Arrangement Agreement not to be satisfied at such time; provided, however, that Norsat is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or conditions precedent to the obligations of Hytera and Hytera Sub set forth in the Arrangement Agreement not to be satisfied;

(iii)	Hytera Sub does not provide or cause to be provided the Depositary with sufficient funds to complete the Arrangement as required; or

(iv)

Norsat has confirmed in writing to Hytera and Hytera Sub that it is entitled to and is ready to implement the Plan of Arrangement and Hytera Sub fails to take all steps it is required to take in order for Norsat to implement the Plan of Arrangement within two business days following the written notice provided by Norsat.

Termination Payments

Norsat Termination Payment

The Arrangement Agreement provides that Norsat will pay the Norsat Termination Payment if a “Termination Payment Event” occurs. “Termination Payment Event” means any of the following events:

(a)

the Arrangement Agreement will have been terminated pursuant to paragraph (c)(i) under the section entitled “Termination” above prior to the Meeting or pursuant to paragraph (d)(i) under the section entitled “Termination” above; or

(b)

following the date of the Arrangement Agreement and prior to the Meeting, the Arrangement Agreement will have been terminated pursuant to paragraphs (b)(i) or (b)(iv) above under the section entitled “Termination” by either Norsat or Hytera Sub or pursuant to paragraph (c)(ii) above under the section entitled “Termination”, and:

(i)	an Acquisition Proposal shall have been communicated or otherwise made known to Norsat by any person other than Hytera Sub or Hytera or any affiliate thereof; and

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(ii)

Norsat will have entered into a definitive agreement in respect of any Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, and such Acquisition Proposal is later consummated or effect (whether or not within such one-year period).

If a Termination Payment Event occurs due to a termination of the Arrangement Agreement by Norsat referred to in paragraph (d)(i) above under the section entitled “Termination”, the Norsat Termination Payment shall be paid on the first business day following receipt by Hytera Sub of notice of termination of the Arrangement Agreement by Norsat. If a Termination Payment Event occurs due to a termination of the Arrangement Agreement by Hytera Sub referred to in paragraph (c)(i) above under the section entitled “Termination”, the Norsat Termination Payment shall be paid within five business days following receipt by Norsat of notice of termination of this Agreement by Hytera Sub. If a Termination Payment Event occurs in the circumstances set out in paragraph (b) above under this section entitled “Termination Payments”, the Norsat Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein.

Note that, as at the date hereof, the Privet Proposal has triggered paragraph b(i) above and could lead to an obligation of Norsat to pay the Norsat Termination Payment pursuant to pargraph b(ii) or (d)(i) above under the section entitled “Termination”. See “The Arrangement - Background to the Arrangement”.

Hytera Termination Payment

If Norsat terminates the Arrangement Agreement as described in subparagraphs (d)(ii), (d)(iii) and (d)(iv) above under section entitled “Termination”, Hytera will, as directed by Norsat in writing, pay the Hytera Termination Payment by wire transfer of immediately available funds. The Hytera Termination Payment will be paid within two business days of the date of written demand of Norsat.

Directors’ and Officers’ Insurance

Prior to the Effective Date, Norsat shall purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for Norsat’s present and former directors and officers and those of its subsidiaries, covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as Norsat may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to Norsat of Norsat’s current directors’ and officers’ insurance policy and that Norsat shall have consulted with Hytera as to the pricing and scope of such insurance. From and after the Effective Time, Norsat or Hytera, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of Norsat’s present and former directors and officers thereunder.

The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Norsat and its subsidiaries as provided by the contracts or agreements as disclosed in the Company Disclosure Letter, and, as of the Effective Time, will survive and will continue in full force and effect and will not be amended, repealed otherwise modified in a manner that would adversely affect the rights of present and former officers of Norsat and its subsidiaries for a period of six years from the Effective Date.

Risk Factors

Securityholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

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Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Norsat or otherwise adversely affect the business of Norsat.

Each of Norsat, Hytera and Hytera Sub has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Norsat provide any assurance, that the Arrangement Agreement will not be terminated by Norsat, Hytera or Hytera Sub before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Norsat, Hytera or Hytera Sub, including Norsat Shareholders approving the Arrangement Resolution and required regulatory approvals being obtained by the Parties. There is no certainty, nor can Norsat provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Norsat Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Norsat even if the Arrangement is not completed.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, the Requisite Securityholder Approval and Norsat, Hytera and/or Hytera Sub having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval and Regulatory Clearances. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations of Norsat.

There may be potential undisclosed liabilities associated with the Arrangement.

In connection with the Arrangement, there may be liabilities that Norsat failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

The Arrangement Agreement may be terminated by Hytera and Hytera Sub in certain circumstances.

Hytera and Hytera Sub have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by Hytera or Hytera Sub before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices of the Norsat Shares will be available from an alternative party.

Norsat will incur costs and may have to pay a termination fee.

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Norsat even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, Norsat may also be required to pay a $2,000,000 termination fee to Hytera. If Norsat is required to pay such termination fee under the Arrangement Agreement, the financial condition of Norsat could be materially adversely affected. See “The Arrangement-The Arrangement Agreement - Termination Payments – Norsat Termination Payment”.

The Norsat Termination Fee may discourage other parties from proposing a significant business transaction with Norsat.

Under the Arrangement, Norsat is required to pay a termination fee of $2,000,000 in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. Such termination fee may discourage other parties from

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attempting to propose a business transaction, even if such a transaction could provide better value to Norsat Shareholders than the Arrangement.

Norsat’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Third parties with which Norsat currently does business or may do business in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with Norsat or Hytera. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of Norsat.

The market price for the Norsat Shares may decline.

If the Arrangement is not approved by the Securityholders, the market price of the Norsat Shares may decline to the extent that the current market price of the Norsat Shares reflects a market assumption that the Arrangement will be completed.

Risk Factors Relating to Norsat

Whether or not the Arrangement is completed, Norsat will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Norsat is contained under the heading “Risk Factors” in Norsat’s Annual Report for the fiscal year ended December 31, 2016 and in Norsat’s other filings on SEDAR and EDGAR.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Norsat Shareholder who transfers Norsat Shares to Hytera Sub under the Arrangement and who, for purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with, and is not affiliated with, Norsat and Hytera Sub, and (ii) holds its Norsat Shares as capital property (herein, a “Holder”).

This summary is based on the current provisions of the Tax Act and the regulations thereunder, and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing and publicly available as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “ Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations. In addition, this summary does not address tax considerations relevant to the treatment of Norsat Options or Norsat RSUs, and affected holders should consult with their own advisors in this regard.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to- market rules” as defined in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” for the purposes of the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “synthetic disposition agreement” or a “derivative forward agreement” as defined in the Tax Act with respect to a Norsat Share; (vi) that has acquired a Norsat Share on the exercise of an employee stock option or other equity-based employment compensation or incentive plan; or (vi) that is otherwise a Holder of special status or in special circumstances. All such Holders should consult their own tax advisors having regard to their particular circumstances.

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This summary is of a general nature only and is not intended to be legal, business or tax advice to any Norsat Shareholder, and no representation with respect to the tax consequences to any particular Norsat Shareholder is made. All Norsat Shareholders (including Holders as defined above), as well as holders of Norsat Options and Norsat RSUs, should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement based on their particular circumstances.

Generally for purposes of the Tax Act, all relevant amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and Share Consideration/proceeds of disposition in respect of Norsat Shares) must be expressed in Canadian dollars. For purposes of the Tax Act, amounts expressed in another currency must be converted into Canadian dollars using the relevant spot rate for the date such amounts arose.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be resident solely in Canada (herein, a “Resident Holder”).

Disposition of Norsat Shares Pursuant to the Arrangement

A Resident Holder who disposes of a Norsat Share for the Share Consideration pursuant to the Arrangement will generally realize a capital gain (or a capital loss) equal to the amount by which the Share Consideration in respect of the Share (converted into Canadian currency as referenced above), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Share to the Resident Holder. For a general description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains or Capital Losses” below.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenting Holder”) in respect of such Resident Holder’s Norsat Shares, and is deemed to have transferred such Norsat Shares to Hytera Sub for payment by Hytera Sub in an amount equal to the fair value of such Norsat Shares, will realize a capital gain (or a capital loss) equal to the amount by which the payment received in respect of such Share (exclusive of any interest) exceeds (or is less than) the adjusted cost base of the Share immediately before the disposition and any reasonable costs of disposition. For a general description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains or Capital Losses” below.

Interest (if any) awarded to a Resident Dissenting Holder by the Court will be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act. In addition, a Resident Dissenting Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay a special tax (refundable in certain circumstances) on certain investment income, including interest income.

Additional income tax considerations may be relevant to Holders who fail to perfect or withdraw their claims pursuant to their Dissent Rights. Holders considering exercising Dissent Rights should consult their own tax advisors.

Taxation of Capital Gains or Capital Losses

Generally, one half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for the year, and one half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent

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taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (and certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on the disposition or deemed disposition of a Norsat Share may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Share (or on a share for which the Share has been substituted), if any, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Norsat Shares, or where a partnership or trust of which a corporate Holder is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns Norsat Shares.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may also be liable to pay a special tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold (and is not deemed to use or hold) Norsat Shares in, or in the course of, carrying on a business in Canada (herein, a “NonResident Holder”). In addition, this portion of the summary does not apply to an insurer that carries on an insurance business in Canada and elsewhere, or an “authorized foreign bank” (as defined in the Tax Act).

Disposition of Norsat Shares pursuant to the Arrangement

A Non-Resident Holder who disposes of Norsat Shares under the Arrangement will realize a capital gain or a capital loss for purposes of the Tax Act generally as described above under the heading “Holders Resident in Canada – Disposition of Norsat Shares Pursuant to the Arrangement”, but will not be subject to tax under the Tax Act in respect of any capital gain so realized unless the Norsat Shares so disposed of constitute “taxable Canadian property”(as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the NonResident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided that the Norsat Shares are listed on a designated stock exchange (which includes the TSX) at the time such Norsat Shares are transferred to Hytera Sub pursuant to the Arrangement, a Norsat Share generally will not constitute “taxable Canadian property” to a NonResident Holder at that time unless at any time during the 60 month period immediately preceding that time (a) 25% or more of the issued Norsat Shares of any class or series of Norsat’s capital stock were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons not dealing at arm’s length with the Non- Resident Holder, or (iii) partnerships in which the Non-Resident Holder or a person not dealing at arm’s length with the Non-Resident Holder held a membership interest, directly or indirectly through one or more partnerships, AND (b) more than 50% of the fair market value of the Norsat Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties, or any option in respect of, or interest in, any such property, whether or not such property exists. Notwithstanding the foregoing, a Share held by a Non- Resident Holder can also be deemed to be “taxable Canadian property” in certain other circumstances set out in the Tax Act.

Even if a Norsat Share is considered to be “taxable Canadian property” to a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of such Share if the Share constitutes “treaty-protected property”. A Share owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Share would, because of an applicable income tax treaty or convention (if any), be exempt from tax under the Tax Act.

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In the event a Norsat Share constitutes or is deemed to constitute “ taxable Canadian property” but not “ treaty-protected property” to a Non-Resident Holder, the tax consequences of the Non-Resident Holder realizing a capital gain on the disposition of such Share under the Arrangement will generally be as described above under the headings “Holders Resident in Canada — Disposition of Norsat Shares Pursuant to the Arrangement” and “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”.

Non-Resident Holders whose Norsat Shares are, or may be, held as “taxable Canadian property” should consult their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Norsat Shares pursuant to the Arrangement, including any resulting Canadian reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights (a “Non-Resident Dissenting Holder”) in respect of such Non-Resident Holder’s Norsat Shares, and is deemed to have transferred such Norsat Shares to Hytera Sub for payment by Hytera Sub i n an amount equal to the fair value of s u c h Norsat Shares, will realize a capital gain (or a capital loss) equal to the amount by which the payment received in respect of such Norsat Shares (exclusive of any interest) exceeds (or is less than) the adjusted cost base of the Shares immediately before the disposition and any reasonable costs of disposition. The Non-Resident Dissenting Holder will generally be subject to the same Canadian tax treatment in respect of any capital gain so realized as described above under “Holders Not Resident in Canada — Disposition of Norsat Shares pursuant to the Arrangement”. An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the disposition of Norsat Shares pursuant to the Arrangement. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, the Convention between the United States and Canada with respect to Taxes on Income and Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), published positions of the Internal Revenue Services (the “IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

This discussion is not binding on the IRS or any court, there can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary. Neither NORSAT nor Hytera Sub has obtained, nor does either intend to obtain, a ruling from the IRS or an opinion from legal counsel or other tax advisors with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations (including U.S. alternative minimum tax, estate or gift tax or the Medicare tax on net investment income) or any tax considerations arising under the Laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

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  any conversion into Norsat Shares of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Norsat Shares, including the Norsat Options and Norsat RSUs; and

  any transaction, other than the Arrangement, in which Norsat Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder’s or Non-U.S. Holder’s circumstances. In particular, this discussion only addresses U.S. federal income tax considerations with respect to U.S. Holders or Non-U.S. Holders that hold Norsat Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

  securities broker-dealers;

  persons that hold Norsat Shares as part of a hedging or integrated financial transaction or a straddle;

  U.S. Holders whose functional currency is not the U.S. dollar;

  U.S. expatriates;

  persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Norsat Shares;

  partnerships or other pass-through entities;

  regulated investment companies;

  banks, thrifts, mutual funds and other financial institutions;

  insurance companies;

  traders that have elected a mark-to-market method of accounting;

  tax-exempt organizations and pension funds;

  persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding Norsat Shares;

  passive foreign investment companies (“PFICs”) or “controlled foreign corporations” (“CFCs”);

  Non-U.S. Holders that are, or previously were, engaged in the conduct of a trade or business in the United States;

  Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement; and

  persons who hold Norsat Options, Norsat RSUs or received their Norsat Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. U.S. Holders who own Norsat Options or Norsat RSUs should seek their own tax advice.

It is assumed for purposes of this summary that NORSAT is not, has not at any time been, and will not be following the consummation of the Arrangement a CFC as defined in Section 957(a) of the Code or a PFIC. This summary further assumes that NORSAT has never been treated as a U.S. domestic corporation pursuant to Section 897(i) or other provision of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Norsat Shares, who is, for U.S. federal income tax purposes:

  an individual citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the Laws of the United States or any political subdivision thereof;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary

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  supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of Norsat Shares and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes. If a partnership holds Norsat Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Norsat Shares should consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the disposition of Norsat Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder or Non-U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or Non-U.S. Holder. No opinion or representation with respect to the U.S. Holder and Non-U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, and of any change in applicable tax laws.

U.S. Holders Selling Norsat Shares Pursuant to the Arrangement

The receipt by a U.S. Holder of cash in exchange for Norsat Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Norsat Shares pursuant to the Arrangement will, for U.S. federal income taxes purposes, recognize gain or loss in an amount equal to the difference, if any, between (1) the amount received in exchange for such U.S. Holder’s Norsat Shares and (2) the U.S. Holder’s adjusted tax basis for U.S. federal income tax purposes in such Norsat Shares. Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations”, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Norsat Shares exchanged pursuant to the Arrangement is greater than one year as of the date of the Arrangement. Capital gains of certain non-corporate U.S. Holders (including individuals) generally are subject to taxation at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Norsat Shares at different times or prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Norsat Shares.

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to a sale of Norsat Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by Hytera Sub in exchange for such U.S. Holder’s Norsat Shares generally will recognize gain or loss in the same manner as a U.S. Holder receiving cash in exchange for Norsat Shares pursuant to the

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Arrangement, as described above under “U.S. Holders Selling Norsat Shares Pursuant to the Arrangement”.

Foreign Currency Considerations

The U.S. dollar value of any Canadian dollars received by a U.S. Holder pursuant to the Arrangement or on the exercise of Dissent Rights in the Arrangement generally will be determined based on the exchange rate applicable on the date such Canadian dollar payment is received or includible in income, as applicable (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at an exchange rate other than the rate used to determine the U.S. dollar value of the Canadian dollars received may recognize a foreign currency exchange gain or loss, which generally would be U.S. source ordinary income or loss. U.S. Holders that receive any amounts in Canadian dollars as a result of the Arrangement or on the exercise of Dissent Rights in the Arrangement should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of Canadian dollars. Under the U.S. Treasury Regulations, certain transactions are required to be reported to the IRS, including, in certain circumstances, upon a sale, exchange, or other taxable disposition of foreign currency received in respect of foreign stock to the extent that any such sale, exchange, or other taxable disposition results in a tax loss in excess of a threshold amount. For individuals and trusts, this loss threshold is US$50,000 in any single year. U.S. Holders should consult their own tax advisors regarding the effect, if any, of these U.S. Treasury Regulations on their disposition of the Norsat Shares and subsequent conversion of Canadian dollars into U.S. dollars, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Non-U.S. Holders Exchange of Norsat Shares and Exercise of Dissent Rights

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of Norsat Shares for cash pursuant to the Arrangement or upon the receipt of cash from Hytera Sub as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Information Reporting, Backup Withholding and Other Reporting Requirements

Payments of cash to U.S. Holders in exchange for their Norsat Shares made in the United States (and, in certain cases, outside of the United States) generally will be subject to U.S. federal information reporting requirements and may be subject to U.S. federal backup withholding (currently at the rate of 28%) if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W -9) and comply with certain certification and other requirements or otherwise establish an exemption. Certain U.S. Holders (such as corporations) are exempt from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. A U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against such U.S. Holder’s U.S. federal income tax liability and may be entitled to a credit or refund, provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, an applicable IRS Form W -8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

THE SUMMARY ABOVE IS A GENERAL SUMMARY AND DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER OR NON-U.S. HOLDER. EACH U.S. HOLDER AND NON-U.S HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF THE ARRANGEMENT UNDER THE U.S. HOLDER’S OWN CIRCUMSTANCES.

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ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a Director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Circular, none of the Directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the Norsat Shares, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2016 (being the commencement of the Company’s last completed financial year), any material interest, directly or indirectly, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Norsat Shareholders to maximize shareholder value and provide strategic oversight. It has statutory obligations to act in the best interest of the Company and it has fiduciary responsibilities to the Norsat Shareholders.

The Board is committed to ensuring it can function independently of management and it is accountable to the Norsat Shareholders. The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

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The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management. The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee. The Mandate also addresses director compensation, director criteria and search process and a board and director evaluation process. The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines. Four of the five directors of the Company are independent; they are Fabio Doninelli, Joseph Caprio, James Topham and Peter Ciceri. Amiee Chan is also the President and CEO of the Company. By holding these management positions she is not considered independent.

The following director or proposed director of the Company is a director of reporting issuers or the equivalent in a foreign jurisdiction:

Name	Reporting Issuers or Equivalent in a Foreign Jurisdiction
James Topham	UrtheCast Corp. and Glance Technologies Inc.

Meetings

The following table sets out the attendance record of Directors of the Company during the year ended December 31, 2016:

	Board	Committee	Total
	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	%
Fabio Doninelli	11 of 12	7 of 7	18 of 19	95%
Joseph Caprio	11 of 12	3 of 3	14 of 15	93%
James Topham	12 of 12	4 of 4	16 of 16	100%
Peter Ciceri	12 of 12	7 of 7	19 of 19	100%
Amiee Chan	10 of 10	N/A	10 of 10	100%

There is an opportunity for a separate meeting of independent directors from management during every Board meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Chairman of the Board is an independent director. His role is to preside over all meetings of the Board, serves as a liaison with the other independent directors, consults regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of the committee meetings and will develop the committee’s agenda.

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the employment agreement with the Company. The Directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are provided to the Board for approval and/or ratification. The Board has charged the CEO with the

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responsibilities for the day to day running of the Company to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director will receive an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board and applicable Committees. Each director assumes responsibility for keeping themselves informed of the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists Directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the Directors annually take part in tours of the Company’s operations in order to obtain a thorough understanding of the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company to interact with the Board from time to time to allow the Board members to assess the future potential of these employees.

Code of Business Conduct

The Company’s Board has adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring all employees to read and sign the Code (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a whistle-blower procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any director or officer depart from or violate the Code, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2016 related to departures from or violations of the Code.

Board and Executive Diversity

The Board recognizes the benefits of diversity to the Company, both at the Board level and within the executive levels. When there are vacancies within these positions, the Board and management consider the existing level of diversity representation such as gender and age and establish an objective recruitment criteria. Ultimately, appointments to the Board and executives are made on merit, based on a balance of skills, background, experience and knowledge and through a formal, rigorous and transparent process against objective criteria recommended by the Board and/or management. In identifying the most suitable candidates, the Board and management will take into account diversity considerations, with a view to ensure that the Company benefits from a broader range of perspectives and relevant experience.

The Company has adopted a written policy relating to the identification and nomination of directors. With respect to Board composition, the Board has currently adopted a diversity objective and targeted a representation of least one female director. With respect to executive officer positions, the Board and management carefully consider diversity including gender and despite the current small number of executive positions within the Company, the Board has adopted a minimum target representation of at least one female within these roles.

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The current members of the Board and executive officers have the wide range of skills and experience required to govern and lead the Company. The Board is currently comprised of five directors that include one female director. In the executive level, there are currently three positions of which one position is held by a female. This representation meets the Board’s targeted representation of a minimum of one female on the Board and within the executive level.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible for proposing and assessing potential new directors. At present, a majority of the directors are independent and not involved in the daily operations or management of the Company to ensure the nomination process is objective.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the CEO. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment performed for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

Committees of the Board

The active committees of the Board are the Audit Committee and the Compensation Committee.

Compensation

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. Subsequent to the dissolution, all functions of the Compensation Committee were performed by the independent members of the Board until November 6, 2012 when the Company reconstituted its Compensation Committee.

MANDATE AND REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee’s mandate is to assist the Board in developing the compensation philosophy and guidelines on director and executive compensation, overseeing succession planning for the executive leadership team, determining the President and CEO’s goals and objectives relative to compensation and performance, reviewing and recommending the President and CEO’s compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, management’s succession plans for the executive team including specific development plans and career planning for potential successors for both career progression and emergency replacement situations. The Compensation Committee also manages the Board approved equity-based incentive plans.

Membership

The Compensation Committee’s current members are Mr. Caprio (Chair), Mr. Doninelli and Mr. Ciceri. Mr. Caprio, Mr. Doninelli and Mr. Ciceri were reappointed on May 4, 2016. All members of the Compensation Committee are independent. None of the members of the Compensation Committee is or has been an executive officer or employee of the Company or any of its subsidiaries, nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest in any actual or proposed transaction in the last financial year which has materially affect or would materially affect the Company.

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Meetings

During the year ended December 31, 2016, the Compensation Committee met three times.

Report on Directors’ Compensation

Annual Compensation

Management reports to the Compensation Committee once a year on the status of Board compensation in relation to other companies. As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in equity, namely Norsat Options and Norsat RSUs.

The Company pays its Directors, who are not executive officers of the Company, the following:

Chairman of the Board	CDN$32,500
Chairman of the Audit Committee	CDN$27,500
Chairman of the Compensation Committee	CDN$27,500
Director	CDN$22,500

In addition, each independent director will be paid CDN$1,000 for each quarterly Board meeting attended in person or CDN$250 if attended by conference call.

Each independent Board member also receives an additional 60% of their base annual fees in the form of Norsat RSUs. In 2016, the Company has awarded a total of 9,168 (2015 – 12,349) Norsat RSUs to the independent Directors related their 2016/2017 annual compensation and vest ratably over 6 and 12 month periods.

Fees of CHF 5,000 per year are also paid to each Director responsible for the Company’s Switzerland subsidiary.

The Company also reimburses its Directors for disbursements incurred on behalf of the Company.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

Onboarding: Stock Option Award

Under the current compensation plan each independent Board member shall receive stock options (at market value) upon joining the Board. The number of Norsat Options will be determined by the Board at the time of grant.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that certain employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company.

In 2016, the Company has awarded a total of 25,000 (2015 – nil) Norsat Options to the Directors at a weighted average exercise price of CDN$6.36 and average fair value of CDN$1.78 per Norsat Option related to long service.

DIRECTORS’ COMPENSATION

Summary Compensation Table

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In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in U.S. dollars for each independent director of the Company for the year ended December 31, 2016 (compensation was paid in Canadian dollars, but presented below in U.S. dollars at the average rate of CDN$1.00 equals US$0.7552):

				Non-Equity
			Option	Incentive plan		All Other
	Fees	Share-based	based	compensation	Pension	Compensation
Name	earned ($)	awards ($)(1)	awards ($)(2)	($)	Value ($)	($)	Total ($)
Fabio Doninelli	27,563	14,321	18,125 (3)	Nil	Nil	Nil	60,009
Joseph Caprio	23,787	12,116	Nil	Nil	Nil	Nil	35,903
James Topham	23,225	12,116	15,406 (3)	Nil	Nil	Nil	50,747
Peter Ciceri	20,011	9,912	Nil	Nil	Nil	Nil	29,923

Notes:

(1)

Amounts represented the grant date fair value of Norsat RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of Norsat RSUs granted.

(2)

Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 17c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 available through Norsat’s profile on the SEDAR website at www.sedar.com.

(3)	Norsat Options were awarded due to the Director’s long service.

There were no other arrangements under which independent directors were compensated during 2016. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Outstanding share-based awards and option-based awards

The following table sets forth the details of outstanding awards for each independent Director of the Company as at December 31, 2016:

	Options-based awards				Share-based awards
						Market value
						of share-
	No. of			Value of		based
	securities			unexercised		awards that
	underlying	Options	Options	in the m oney	Num ber of	have not
	unexercised	exercise	expiration	options	RSUs not	vested
Name	options	price (Cdn$)	date	(Cdn$)(1)	vested	(Cdn$)(2)
Fabio Doninelli	2,321	5.40	5-Mar-18	12,139
(Chairman of the Board
and member of the Audit	15,000	5.75	3-Mar-21	73,200
and Compensation
Committees)					3,229	34,324
Joseph Caprio	10,000	4.80	18-May-17	58,300
(Director and Chairman
of the Compensation	1,607	5.40	5-Mar-18	8,405
Committee)					2,652	28,191
James Topham	1,964	5.40	5-Mar-18	10,272
(Director and Chair of	10,000	7.27	12-May-21	33,600
the Audit Committee)					2,732	29,041
Peter Ciceri	10,000	6.40	16-Jul-20	42,300
(Director and member of
the Audit and
Compensation
Committees)					1,875	19,931

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Notes:

(1)	Calculated using the closing share price on the TSX on December 31, 2016, CDN$10.63, less the exercise price of the Norsat Option(s).
(2)	Calculated using the closing share price on the TSX on December 31, 2016, CDN$10.63.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting dates and the value of non-equity compensation earned during the year ended December 31, 2016 for each independent director of the Company (incentive plan awards were measured and valued in Canadian dollars, but presented below in U.S. dollars at the average rate of CDN$1.00 equals US$0.7552):

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
Name	($)	($)(1)	($)
Fabio Doninelli	Nil	11,049	N/A
Joseph Caprio	Nil	8,929	N/A
James Topham	Nil	9,352	N/A
Peter Ciceri	Nil	5,572	N/A

Note:

(1)

Amounts in this column reflected share-based awards that were vested and released in 2016. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2016 of CDN$1.00 to US$0.7552.

			Closing price on TSX on
Name	Norsat RSU vested	Vesting date	vesting dates (CDN$)
Fabio Doninelli	2,090	6-May-16	7.00
Joseph Caprio	1,689	6-May-16	7.00
James Topham	1,769	6-May-16	7.00
Peter Ciceri	1,054	6-May-16	7.00

Directors Minimum Share Ownership

Effective May 5, 2015, the Company has implemented the Minimum Share Ownership Policy for the Board of Directors. This policy applies to ownership of Norsat Shares excluding Norsat Options and Norsat RSUs. The Board of Directors are required to achieve compliance of this policy within five years based on the later date of appointment to the position or the effective date of this policy. The value per Norsat Share is calculated based on the greater of market value at the date of measurement which occurs at year-end or adjusted cost base at the time the Norsat Shares are acquired.

The minimum share ownership requirement for the Board of Directors is 3 times base annual cash stipend excluding Chair and Board meeting fees at the time of measurement.

The following table sets forth the value of Norsat Shares owned, minimum value of share ownership requirement and status of compliance of the Directors as at December 31, 2016:

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	Value of common	Minimum value of share
	shares owned as at	ownership requirement	Status of compliance
Name	31-Dec-16 (Cdn$)	as at 31-Dec-16 (Cdn$)	(Yes/No)
Fabio Doninelli	347,803	67,500	Yes
Joseph Caprio	316,138	67,500	Yes
James Topham	158,312	67,500	Yes
Peter Ciceri	36,131	67,500	No(1)

Note:

(1)	Mr. Ciceri was not in compliance with the minimum ownership requirement as at December 31, 2016, but he is expected to achieve compliance within the required time frame.

Although Dr. Chan is a member of the Board of Directors, her minimum share ownership requirement is summarized in the section “Report on Executive Compensation”.

Report on Executive Compensation

Compensation Discussion and Analysis

One of the Compensation Committee’s roles is to design a compensation arrangement for the Company’s executive team that supports its business strategy to enhance the growth and profitability of the Company and allows the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

The Company has established compensation policies to address the following objectives:

To assist the Company to attract and retain highly qualified individuals.
To reward employees annually for achieving financial results.
To create among employees a sense of ownership in the Company and to align the interest of the employees with those of the shareholders.
To create a variable component in the compensation structure or package that is linked to the Company’s business strategy and its ability to pay, and the employee’s ability to influence results.
To ensure competitive compensation that is also financially affordable for the Company.
o	To provide a rational methodology for incentive compensation, RSUs and stock option awards that employees understand and support.
To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan and annual long-term equity awards.

The Company has a “results oriented” compensation plan creating a significant variable component in the compensation structure or package that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan, and annual long-term equity awards. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the technology industry in Canada.

Base Salary and Benefits

Base salaries for senior management are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and group retirement savings plans. Executives also receive automobile allowances.

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Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employees, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Annual Cash Incentive Compensation Plan

The Company’s annual cash incentive compensation plan for executives is based on the compensation objectives discussed above. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual EBITDA targets. However, no bonus shall be paid if the Company is not profitable.

The cash bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO, 50% of base salary for the CFO and 30% of base salary for the General Manager.

Payments under this plan are determined based on a financial multiplier. Depending on each Named Executive Officers responsibilities, the financial multiplier is based on the Company’s and/or Division’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual adjusted EBITDA targets.

In addition the CEO and CFO also have corporate objectives and the General Manager has divisional objectives whereby the level of achievement of these objectives the (“objective achievement multiplier“) are considered when determining the overall award for annual incentives.

However, no bonus shall be paid if the Company is not profitable.

The following table sets forth details of each Named Executive Officers Annual Cash Incentive Compensation Plan and levels of achievement in 2016:

		2016	2016	2016
	On target cash bonus	Financial	Objective achievement	Overall incentive
Name	as % of base salary	multiplier	multiplier	multiplier
Amiee Chan	75%	125.0%	90%	112.5%
Arthur Chin	50%	125.0%	90%	112.5%
Ken Broom	30%	120.8%	71.3%	86.0%

2016 Financial Multiplier:

The specific annual revenue and Adjusted EBITDA targets for fiscal 2016 were set very high and with attainable goals. Management was able to achieve the annual revenue level and exceed the EBITDA level while balancing investment in new strategic opportunities with tight cost controls. Overall, for fiscal 2016, a financial multiplier of 125% was merited and awarded to Dr. Chan and Mr. Chin and 120.8% to Mr. Broom.

2016 Objective Achievement Multiplier:

For Dr. Chan and Mr. Chin, corporate objectives related to product development, operational performance efficiencies, customer and corporate development initiatives were set for 2016. The Board considered the achievement of the corporate objectives and determined that an objective achievement multiplier of 90% was merited and awarded. For Mr. Broom, he was responsible for divisional objectives related to product development, operational performance efficiencies and customer initiatives. The CEO determined that an objective achievement multiplier of 71.3% was merited.

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2016 Overall Incentive Multiplier:

When considering the financial multiplier together with the objective achievement multiplier, overall incentive multipliers of 112.5%, 112.5% and 86.0% was determined and used for calculating Dr. Chan’s, Mr. Chin’s and Mr. Broom’s annual cash and long-term equity awards related to fiscal 2016 performance, respectively.

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of the Norsat RSU Plan as part of a new long term incentive plan developed to attract and retain the Company’s employees. The Norsat RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one Norsat Share for each Norsat RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employment for the specified period.

Under the Norsat RSU Plan, Norsat RSUs are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”). The Norsat RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), Norsat Shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The Company has engaged a trustee to purchase the Norsat Shares on the open market, through the facilities of the TSX, in connection with the granting of Norsat RSUs to Eligible Persons, which Norsat Shares are held by the trustee until such Eligible Person’s Norsat RSUs vest. The vesting of Norsat RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) at its sole discretion. When the vesting requirements are met, each Norsat RSU will be converted into one Norsat Shares held by the trustee. Generally, on termination of employment for any reason whatsoever, all unvested Norsat RSUs will be forfeited, with the exception of the circumstances described in the Termination and Change in Control Benefits section below. Upon death or total disability all unvested Norsat RSUs will immediately vest.

The Norsat RSUs are accounted for as a compensation expense under the fair value method of accounting.

In 2016, the Company has awarded a total of 36,516 (2015 – 45,667) Norsat RSUs to senior management related to fiscal 2015 performance and vest ratably over 12, 24 and 30 month periods.

Annual Long-Term Equity: Stock Option Award

In 2016, the Company has awarded a total of 6,137 (2015 – 14,642) Norsat Options to senior management at an exercise price of CDN$6.08 and a fair value of CDN$1.69 per Norsat Option related to fiscal 2015 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that certain employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company.

In 2016, the Company has awarded a total of 10,000 (2015 – nil) Norsat Options to senior management at an exercise price of CDN$6.08 and fair value of CDN$1.69 per Norsat Option related to long service.

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Summary

In summary all cash amounts approved by the Compensation Committee for 2016 performance and all equity based incentive amounts for 2015 performance have been included in the compensation tables contained within this Circular. The amount and terms of outstanding Norsat RSUs and Norsat Options were not considered when determining the 2015 performance grants.

Overall the Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Termination and Change in Control Benefits

The Company has an employment agreement with each of the Named Executive Officers:

During 2015, the Compensation Committee of the Company engaged Towers Watson to complete a comprehensive market analysis of termination and change in control benefits for the Named Executive Officers. Based on the analysis, the Company has amended the employment agreements with each of the Named Executive Officers, as follows:

Dr. Chan’s contract may be terminated by her with 60 days written notice and she will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Dr. Chan without cause or Dr. Chan resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	her monthly base salary at the termination date multiplied by 24 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)

her annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination;

d)

her annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination, divided by 12 and multiplied by 24 months; and

e)	20% of her base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Chin’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Chin without cause or Mr. Chin resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 18 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)

his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;

d)

his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at

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the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 18 months; and
e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Broom’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Broom without cause or Mr. Broom resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 6 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)

his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;

d)

his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 6 months; and

e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

In addition, upon termination of employment agreements by the Company, Dr. Chan, Mr. Chin and Mr. Broom are entitled to the immediate vesting of all unvested Norsat Options and Norsat RSUs previously granted.

Each employment agreement contains a twelve month non-competition and non-solicitation clause. If the employment of the Named Executive Officers were terminated without just cause on December 31, 2016, the Named Executive Officers would have been paid the incremental amounts as described in a), d) and e) above. Please note that termination benefits have been calculated based on Canadian dollars, but presented in U.S. dollars at the average rate of CDN$1.00 equal US$0.7552.

Name	Payment ($)
Amiee Chan	798,112
Arthur Chin	458,653
Ken Broom	86,483
Total	1,343,248

Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the Norsat Shares with the cumulative total return on the S&P/TSX Composite Index, assuming a CDN$100 investment on December 31, 2011 and reinvestment of dividends.

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The cumulative total return on an assumed CDN$100 investment on December 31, 2011 would have increased to CDN$213 on December 31, 2016. Total Named Executive Officer compensation was not directly correlated to this return. The Company’s executive compensation has generally increased at inflationary levels over the past three years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table, reported in U.S. dollars, sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2016, 2015 and 2014 to each Named Executive Officer of the Company:

					Non-Equity Incentive plan compensation ($)
					Annual	Long-term		All Other
Name and Principal			Share-based	Option based	Incentive	incentive	Pension	Compensation
Position	Year	Salary ($)	awards(1)	awards(2)	Plans(3)	plans	Value ($)	($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan,	2016	221,636	99,242	Nil	187,006	N/A	20,432	Nil	528,316
Director, President	2015	227,128	109,390	Nil	158,762	N/A	19,295	1,277	515,852
and CEO(5)	2014	258,611	42,671	13,902	199,777	N/A	22,919	5,506	543,386
Arthur Chin,	2016	191,066	85,550	12,763(6)	107,475	N/A	14,927	Nil	411,781
CFO	2015	195,800	93,762	Nil	91,243	N/A	14,352	Nil	395,157
	2014	221,666	36,575	11,916	114,158	N/A	16,791	Nil	401,106
Ken Broom,	2016	123,261	8,247	7,833	31,814	N/A	4,930	Nil	176,085
General Manager of	2015	126,565	7,869	8,107	26,391	N/A	5,063	Nil	173,995
Sinclair Technologies	2014	148,172	Nil	1,111	28,751	N/A	5,926	Nil	183,960

Notes:

(1)

Amounts represented the grant date fair value of Norsat RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of Norsat RSUs granted.

(2)

Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 17c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 available through Norsat’s profile on the SEDAR website at www.sedar.com.

(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation were not in excess of CDN$50,000 or 10% of the total base salary paid to each Executive Officer for the years indicated and thus were not reported.
(5)

Dr. Chan did not receive any Director’s fee for 2016 (2015 - $1,277 and 2014 - $5,506) for being a Director of the Company’s Switzerland subsidiary. The amount was included under All Other Compensation. Dr. Chan ceased to be a Director of the Company’s Switzerland subsidiary effective March 13, 2015.

(6)	Norsat Options were awarded due to the Executive’s long service.

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Outstanding share-based awards and option-based awards

The following table sets forth the details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2016.

	Options-based awards				Share-based awards
						Market value
						of share-
	No. of			Value of		based
	securities			unexercised		awards that
	underlying	Options	Options	in the money	Number of	have not
	unexercised	exercise	expiration	options	RSUs not	vested
Name	options	price (Cdn$)	date	(Cdn$)(1)	vested	(Cdn$)(2)
Amiee Chan,	16,047	5.40	5-Mar-18	83,926
(Director, President	8,267	5.30	25-Feb-19	44,063
and CEO)
					37,411	397,679
Arthur Chin	11,429	5.40	5-Mar-18	59,774
(CFO)	7,086	5.30	25-Feb-19	37,768
	10,000	6.08	1-Mar-21	45,500
					32,159	341,850
Ken Broom	2,500	4.80	13-May-18	14,575	.
(General Manager of	3,500	5.10	22-Nov-18	19,355
Sinclair Technologies)	661	5.30	25-Feb-19	3,523
	4,642	6.86	3-Mar-20	17,500
	6,137	6.08	1-Mar-21	27,923
					2,772	29,466

Notes:

(1)	Calculated using the closing share price on the TSX on December 31, 2016, CDN$10.63, less the exercise price of the Norsat Option(s).
(2)	Calculated using the closing share price on the TSX on December 31, 2016, CDN$10.63.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2016 for each Named Executive Officer of the Company (awards were measured and valued in Canadian dollars, but presented below in U.S. dollars at the average rate of CDN$1.00 equals US$0.7552):

	Option-based awards	Share-based awards –	Non-equity incentive plan
	– Value vested during	Value vested during the	compensation – Value
	the year	year	earned during the year
Name	($)(1)	($)(2)	($)
Amiee Chan	2,560	56,813	N/A
Arthur Chin	2,194	48,693	N/A
Ken Broom	205	3,399	N/A

Note:

(1)	Amounts in this column reflected option-based awards that were vested in 2016. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2016 of CDN$1.00 to US$0.7552.

			Closing price on TSX on
Name	Options vested	Vesting date	vesting dates (Cdn$)
Amiee Chan	8,267	25-Feb-16	5.71
Arthur Chin	7,086	25-Feb-16	5.71
Ken Broom	661	25-Feb-16	5.71

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(2)

Amounts in this column reflected share-based awards that were vested and released in 2016. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2016 of CDN$1.00 to US$0.7552.

			Closing price on TSX on
Name	RSU vested	Vesting date	vesting dates (Cdn$)
Amiee Chan	10,747	6-May-16	7.00
Arthur Chin	9,211	6-May-16	7.00
Ken Broom	643	6-May-16	7.00

Executives Minimum Share Ownership

Effective May 5, 2015, the Company has implemented the Minimum Share Ownership Policy for certain executive officers. This policy applies to ownership of Norsat Shares excluding Norsat Options and Norsat RSUs. The executive officers are required to achieve compliance of this policy within five years based on the later date of appointment to the position or the effective date of this policy. The value per Norsat Share is calculated based on the greater of market value at the date of measurement which occurs at year-end or adjusted cost base at the time the Norsat Shares are acquired.

The following summarizes the requirements:

  President and CEO – 2 times base salary at the time of measurement.

  CFO – 1 time base salary at the time of measurement.

  General Manager – Exempt.

The following table sets forth the value of Norsat Shares owned, minimum value of share ownership requirement and status of compliance of the executive officers as at December 31, 2016:

	Value of common	Minimum value of share
	shares owned as at	ownership requirement	Status of compliance
Name	31-Dec-16 (Cdn$)	as at 31-Dec-16 (Cdn$)	(Yes/No)
Amiee Chan	1,168,040	586,960	Yes
Arthur Chin	326,089	253,000	Yes
Ken Broom	6,835	N/A	N/A

Pension plan benefits

Please refer to section “Report on Executive Compensation” for further information.

Termination and change in control benefits

Please refer to section “Report on Executive Compensation” for further information.

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included attached hereto as Appendix “G”.

Membership

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The Audit Committee’s current members are James Topham (Chair), Fabio Doninelli and Peter Ciceri. Mr. Topham, Mr. Doninelli and Mr. Ciceri were reappointed on May 4, 2016. The Audit Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the Audit Committee.

Relevant Education and Experience

Mr. Topham became the Director and Chair of the Audit Committee of Norsat on May 12, 2011. Mr. Topham has 30 years of public practice experience as a Chartered Professional Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the boards of two other public technology companies and works with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of Social Venture Partners Vancouver (formerly known as BC Social Venture Partners), which has raised several million dollars towards funding specific community projects. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Mr. Fabio Doninelli became the Director and Chairman of the Board of Norsat on March 7, 2011. Mr. Doninelli is the President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as the Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the boards of several public and private companies around the world. Mr. Doninelli is also Chairman of Lifeware SA, which is an online life insurance software company with offices in Chiasso, Lugano, Zurich and Frankfurt, Germany. Mr. Doninelli, who lives in Mendrisio Switzerland, exercises direction over the 198,558 post-conversion Norsat Shares held by Prismafin S.A.

Mr. Ciceri became a Director of Norsat on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015. Mr. Ciceri is a successful CEO, Corporate Director, and international executive, is currently Chairman of Archipelago Marine Services and a Corporate Director of Terapeak Data Inc. Mr. Ciceri’s executive experience includes President and CEO of Custom House Global Payments which was successfully sold to Western Union for a 4x shareholder return and President and Managing Director of Compaq Canada where he managed the merger and integration of Digital Equipment, Tandem, and Compaq into a single $1.7 billion company. Mr. Ciceri is a member of the Institute of Corporate Directors. His other corporate board experience includes Lead Director and Chairman of Sierra Wireless Inc., MDSI Mobile Data Solutions, as well as the University of Victoria Board of Governors. Mr. Ciceri has also served as a member of British Columbia’s Premier’s Technology Council.

Meetings

The Audit Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting. The Audit Committee meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2016, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Audit Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited

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consolidated financial statements and unaudited condensed interim consolidated financial statements of the Company, including related news releases and Management’s Discussion and Analysis (“MD&A”). The Audit Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates that affect the current and future financial statements of the Company.

External auditor

In accordance with the BCBCA, the shareholders appoint the Company’s external auditor. In carrying out its responsibilities, the Audit Committee reviewed the qualifications and performance of the external auditor and recommended to the Board and shareholders that PricewaterhouseCoopers LLP, be appointed as the external auditor of the Company at the Meeting and that the Directors be authorized to fix their remuneration.

The Audit Committee is directly responsible for the oversight of the work of the external auditor, including reviewing relationships between the external auditor and the Company and resolution of disagreements between management and the external auditor regarding financial reporting, audit issues or other difficulties. The Chair of the Audit Committee meets separately with the engagement partner from the external audit firm during the year independently of the Audit Committee and management.

The Audit Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditor.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditors and its affiliates to the Company are required to be pre-approved by the Audit Committee. To enable this, the Company has implemented a process by which all requests for services involving the external auditors are reviewed by the CFO to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full Audit Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

Fees paid to external auditors

The following table sets forth fees paid by the Company to PricewaterhouseCoopers related to 2016 and 2015 and Grant Thornton LLP related to 2015 (fees were paid and presented in Canadian dollars):

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
2016	135,000	51,500	18,014	Nil	204,514
2015	145,000	50,643	10,000	Nil	205,643

Audit Fees were for services rendered for the audit of the annual consolidated financial statements of the Company.

Audit Related Fees were for services rendered for the reviews of the Company’s quarterly financial statements.

Tax Fees were for services rendered for tax compliance and tax advice for the Company.

All Other Fees were for services rendered other than the services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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Internal controls and disclosure controls

The Audit Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Audit Committee meets with the external auditor and management to assess the adequacy and effectiveness of the internal controls. The Audit Committee also reviews reports from the external auditor on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Audit Committee also monitors the Company’s financial reporting and disclosure controls processes.

Risk management

The Audit Committee has oversight responsibility of the Company’s risks. The Audit Committee reviews the results of management’s risk assessment, identification of key risks and management’s recommendations to mitigate risk exposures. The Audit Committee also reviews the adequacy of the Company’s insurance coverages.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the information as at December 31, 2016 about the Company’s compensation plans under which equity securities are authorized for issuance:

Number of securities
available for future
issuance under equity
	Number of securities	Weighted-average	compensation plans
	to be issued upon	exercise price of	(excluding securities
	exercise of	outstanding options	reflected in the first
	outstanding options	(Cdn$)	column (a))
Plan	(a)	(b)	(c)
Stock Option Plan approved	196,571	5.90	369,445
by shareholders
Other equity compensation	Nil	Nil	Nil
plans not approved by
shareholders
	196,571	5.90	369,445
Total

Stock Option Plan

The Stock Option Plan was originally approved by the Norsat Shareholders on May 9, 2012. It was reapproved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the TSX. The terms of the Stock Option Plan remain unchanged

The Stock Option Plan is a rolling plan and allows the Company to reserve up to 10% of the issued and outstanding Norsat Shares of the Company for issuance as share incentive options to be granted at the discretion of the Company’s Board to eligible optionees (the “Optionees”).

As at April 27, 2017, there were Norsat Options outstanding to purchase 191,737 Norsat Shares in the capital of the Company (representing 3.3% of the current issued and outstanding Norsat Shares). There are a total of 374,279 Norsat Options available to be granted under the Stock Option Plan to purchase an aggregate of 566,016 Norsat Shares (approximately 9.7% of the current issued and outstanding Norsat Shares) in the future.

The following is a summary of the material terms of the Stock Option Plan:

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  Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant Norsat Options, (ii) reserve Norsat Shares for issuance upon the exercise of Norsat Options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

  Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to Norsat Options, a maximum number of Norsat Shares equal to 10% of the outstanding Norsat Shares at the time the Norsat Shares are reserved for issuance less any Norsat Shares reserved for issuance under Share Compensation Arrangements other than the Stock Option Plan.

  Eligible Persons. “Service Providers” are eligible to receive grants of Norsat Options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

  Shareholder Approval. Pursuant to the policies of the TSX, the Stock Option Plan must be approved by the Norsat Shareholders every 3 years after the implementation of the plan.

  Grants to one Person. The number of Norsat Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Norsat Shares of the Company at the time of grant.

  Insiders. The number of Norsat Shares reserved for issue to insiders of the Company under the Stock Option Plan, together with all of the Company’s other share compensation arrangements, in aggregate, may not exceed 10% of the issued and outstanding Norsat Shares of the Company at the time of grant and must not exceed 10% of the issued and outstanding Norsat Shares issued in any 12 month period.

  Exercise Price. The exercise price of Norsat Options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price, defined as the closing trading price for the Norsat Shares on the TSX at the time of grant.

  Vesting. Vesting of Norsat Options is at the discretion of the Board. Norsat Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

  Term of Norsat Options. Norsat Options granted under the Stock Option Plan have a maximum term of 10 years from their date of grant.

  No Assignment. All Norsat Options are exercisable only by the Optionee to whom they are granted and are non-assignable and non-transferable.

  Termination of Exercise Right. No Norsat Option may be exercised after an Optionee has left the employ or service of the Company except as follows:

o

in the event of an Optionee’s death, any vested option held by the Optionee at the date of death will be exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such Norsat Option;

o

generally speaking, vested options will expire 30 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested Norsat Options shall immediately terminate; and

87

o

if an Optionee is dismissed for cause, such Optionee’s Norsat Options, whether or not they are vested at the date of dismissal, will immediately terminate, except Norsat Options granted prior to May 30, 2012, will terminate 30 days after the date the Optionee is dismissed from employment or service for cause.

  Change of Control. Upon a change of control or take over bid – in the case of either one, vesting can be accelerated at the discretion of the Board (or a committee thereof).

  Extension of Expiry Period. If a Norsat Option which has been previously granted is set to expire during a period in which trading in securities of the Company by the Option Holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

  Cashless Exercise Option. If determined by the Board and at the election of the Optionee, options granted may be surrendered to the Company in consideration for such number of Norsat Shares having an aggregate value equal to the excess of the closing trading price of the Norsat Shares on the TSX over the exercise price of the Norsat Options, at the time of such surrender.

  Amendments Requiring Norsat Shareholder Approval. Norsat Shareholder approval is required for the following amendments to the Stock Option Plan:

o	an increase to the aggregate percentage of securities issuable under the plan;

o	a reduction in the exercise price of an outstanding Norsat Option;

o	an extension of the term of any Norsat Option beyond the expiry date;

o	any amendment to permit assignments or exercises other than by the Optionee other than as set out in the Stock Option Plan;

o	amendment to the individuals eligible to receive Norsat Options under the Stock Option Plan;

o

an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Norsat Shares; and

o	an amendment which is required to be approved by Norsat Shareholders under applicable law (including, without limitation, the TSX policies).

  Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without shareholder approval for the following:

o	amendments of a “housekeeping” nature;

o	amendments necessary to comply with the provisions of applicable law;

o	amendments respecting the administration of the Stock Option Plan;

o	any amendment to the vesting provisions of the Stock Option Plan or any Norsat Option;

o

any amendment to the early termination provisions of the Stock Option Plan or any Norsat Option, whether or not such Norsat Option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

88

o

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Norsat Shares under the Stock Option Plan, and the subsequent amendment of any such provision which is more favourable to participants;

o	the addition or modification of a cashless exercise feature, payable in cash or Norsat Shares, which provides for a full deduction of the number of underlying Norsat Shares from the plan reserve;

o	any amendments necessary to suspend or terminate the Stock Option Plan; and

o	any other amendment not requiring shareholder approval under applicable law (including the TSX Policies).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 27, 2017, no Director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including comparative financial information provided in the Company’s consolidated financial statements and MD&A for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

The Company will provide to any person or company, upon request to the CFO of the Company, a copy of the Company's consolidated financial statements for its most recently completed financial year together with the accompanying report of the external auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Circular have been approved by the Board of Directors of the Company on April 28, 2017.

Hytera and Hytera Sub have provided the information contained in this Circular concerning Hytera and Hytera Sub and their business and operations. Norsat assumes no responsibility for the accuracy or completeness of such information, or for any omission on the part of Hytera or Hytera Sub to disclose facts or events which may affect the accuracy of any such information.

DATED at Richmond, British Columbia, as of this 28th day of April, 2017.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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CONSENT OF RAYMOND JAMES LTD.

To: The Directors of Norsat International Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated March 24, 2017 (the “Opinion”) contained under the headings "Summary -Recommendation of the Independent Directors", “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinions”, "Plan of Arrangement - Fairness Opinions”, and the inclusion of the text of the Opinion dated March 24, 2017 as Appendix “B” to the Circular dated April 28, 2017. The Opinion was given as at March 24, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Norsat International Inc. will be entitled to rely upon the Opinion.

(Signed) “Raymond James Ltd.”

Toronto, Canada
April 27, 2017

CONSENT OF KPMG LLP

To: The Directors of Norsat International Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated March 24, 2017 (the “Opinion”) contained under the headings "Summary -Recommendation of the Independent Directors", “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinions”, "Plan of Arrangement - Fairness Opinions”, and the inclusion of the text of the Opinion dated March 24, 2017 as Appendix “C” to the Circular dated April 28, 2017. The Opinion was given as at March 24, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Norsat International Inc. will be entitled to rely upon the Opinion.

(Signed) “KPMG LLP”

Vancouver, Canada
April 27, 2017

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Appendix A – Arrangement Resolution

RESOLUTION OF THE SHAREHOLDERS OF NORSAT INTERNATIONAL INC. (the “Company”)
BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Norsat International Inc. (the “Company”), as more particularly described and set forth in the information circular (the “Circular”) dated April 28, 2017 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”) implementing the Arrangement, the full text of which is available under the Company’s issuer profile on SEDAR at www.sedar.com, is hereby authorized, approved and adopted.

3. The (i) the arrangement agreement (the “Arrangement Agreement”) made as of March 24, 2017 between the Company, the Parent and the Purchaser, and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5. Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, the Plan of Arrangement or the Court, and (ii) not to proceed with the Arrangement and related transactions.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Appendix B – Fairness Opinion of Raymond James Ltd.

March 24, 2017

The Board of Directors
Norsat International Inc
Suite 110 – 4020 Viking Way
Richmond, BC V6V 2L4

To the Board of Directors:

Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that Norsat International Inc. (“Norsat” or the “Company”) and Hytera Communications Corporation Limited (“Hytera” or the “Acquiror”) propose to enter into an arrangement agreement (“Arrangement Agreement”) to be dated March 24, 2017 pursuant to which, among other things, each holder of outstanding common shares of the Company (each a “Share”) will be entitled to receive, in exchange for each Share held, US$10.25 in cash (the “Consideration”).

We also understand that the transaction (the “Transaction”) contemplated by the Arrangement Agreement is proposed to be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). The terms and conditions of the Transaction will be summarized in the Company's management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”), holders of options of the Company and holders of restricted share units (“RSUs”) of the Company (together with the Shareholders, the “Securityholders”) in connection with a special meeting of Securityholders to be held to consider and, if deemed advisable, approve the Transaction. We have been retained to provide financial advice to the Company, including providing our opinion (the “Opinion”) to the Board of Directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Transaction.

Our opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of our opinion.

Engagement of Raymond James

Raymond James was formally engaged pursuant to an engagement letter (the “Engagement Letter”) dated August 5, 2016. Under the terms of the Engagement Letter, Raymond James has agreed to

Raymond James Ltd.

Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 . 416 777 7000 . 416 777 7020 Fax

B-1

provide the Company and the Board of Directors with financial advisory services in connection with the Transaction, including the provision of this Opinion.

Pursuant to the terms of the Engagement Letter, Raymond James will be paid a fixed fee for the delivery of this Opinion. In addition, Raymond James will be paid a separate fee for its advisory services pursuant to the Engagement Letter which is contingent on the completion of the Transaction, and is also to be reimbursed for all reasonable legal and other out-of-pocket expenses. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement.

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company or the Acquiror (the “Interested Parties”) or any of their respective subsidiaries, associates or affiliates.

Raymond James has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Letter. There are no other understandings, agreements or commitments between Raymond James and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Acquiror or any of its affiliates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Company, the Acquiror or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Company, the Acquiror or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Acquiror and their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada, Europe, and the United States. Raymond James is a member of the Toronto Stock Exchange (the “TSXC),

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the TSX Venture Exchange the Montreal Exchange, IIROC, the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (the “NYSE”) (NYSE: RJF) whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

Overview of Norsat

Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	a draft of the Arrangement Agreement and the schedules attached thereto (together with a disclosure letter relating thereto);

ii.	audited consolidated annual financial statements, and management’s discussion and analysis, of the Company for the years ended December 31, 2016, 2015, and 2014, together with the notes thereto and the auditor’s reports thereon;

iii.	the Company’s interim consolidated unaudited financial statements, and management’s discussion and analysis, for the three month periods ended September, 30 2016, June 30, 2016, March 31, 2016,

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September 30, 2015, June 30, 2015, March 31, 2015, September 30, 2014, June 30, 2014 and March 31, 2014;

iv.	certain public disclosure by the Company as filed on the System for Electronic Document Analysis and Retrieval from January 1, 2014 to the date hereof, including press releases issued by the Company during that period;

v.	a draft of the voting support agreement (the “Support Agreement”) to be entered into by management, directors and certain Shareholders of the Company;

vi.	certain public investor presentations and marketing materials prepared by the Company;

vii.	various verbal and written proposals to the Company submitted by the Acquiror;

viii.	various verbal and written proposals to the Company submitted by third parties other than the Acquiror;

ix.	various verbal and written conversations with management of the Company with regards to the operations, financial condition and corporate strategy of the Company;

x.	attendance at various due diligence sessions between the parties to the Transaction;

xi.	certain internal financial, operational, corporate and other information with respect to the Company, including a financial model prepared by management of the Company, as well as internal operating and financial projections and presentations prepared by management of the Company (and discussions with management with respect to such information, model, projections and presentations);

xii.	selected public market trading statistics and financial information of the Company and other entities considered by us to be relevant;

xiii.	other public information relating to the business, operations and financial condition of the Company and the Acquiror considered by us to be relevant;

xiv.	other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

xv.	information with respect to selected precedent transactions considered by us to be relevant;

xvi.	a certificate addressed to us dated as of the date hereof from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xvii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in various discussions with members of the Company’s senior management regarding the Company’s business, operations, financial condition, corporate strategy and prospects.

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Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James.

Prior Valuations

Management of Norsat has represented to Raymond James that, to the best of its knowledge, there have been no prior valuations, as defined for the purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”), of Norsat or any of its material assets or subsidiaries prepared within the past 24 months.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company or any of its affiliates and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Company that the Transaction is not subject to the formal valuation requirements of MI 61-101. Raymond James has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company may trade at any future date. This Opinion addresses only the fairness, from a financial point of view, of the Consideration payable to Shareholders under the Transaction and does not address any other aspect or implication of the Transaction. We have assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction will be valid and effective, a management information circular of the Company will be distributed to Shareholders, the disclosure therein will be complete and accurate in all material respects and such distribution and disclosure will comply, in all material respects, with the requirements of all applicable laws and court orders. We have also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Arrangement Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof.

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With your permission and as provided for in the Engagement Letter, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited consolidated financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. We have also assumed that the Transaction will be completed substantially in accordance with its terms and all applicable laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Transaction and will satisfy all applicable legal requirements. We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) and the Support Agreement will not differ materially from the form of the drafts reviewed by us. We have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the financial and other information, data, advice, opinions and other material (collectively, the “Information”) provided orally (by or in the presence of an officer of the Company) or in writing by the Company or any of its subsidiaries or its representatives to us relating to the Company or the Transaction (other than the Information referred to in (iii) below) was, at the date the Information was provided to us, and is, as at the date hereof, complete, true and correct in all material respects and did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia); (ii) to the best of the knowledge of such officers, since the respective dates on which the Information was provided to us, except as disclosed (publicly or to us), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and no material change has occurred in the Information or any part

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thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iii) any portions of the Information provided to us which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this letter for your purposes. Without limiting the generality of the foregoing, Raymond James has not reviewed and is not opining upon the tax treatment under the Transaction to the holders of Shares.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

The Opinion is being provided to the Board of Directors for their exclusive use only in considering the Transaction and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to any Securityholder to accept or reject the Transaction, nor as an opinion concerning the trading price or value of any securities of the Company following the announcement, completion or termination of the Transaction.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis. Accordingly, this opinion should be read in its entirety.

In considering fairness from a financial point of view, Raymond James considered the Transaction from the general perspective of all Shareholders and did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect,

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we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention, or to update the Opinion after the date of this Opinion.

Overview of Consideration

The Consideration of US$10.25 in cash per share multiplied by the issued and outstanding shares, options of the Company and RSUs of the Company implies a fully-diluted equity value of the Company of approximately US$62 million and an Enterprise Value (as defined below) as at March 24, 2017 of approximately US$48 million. The Enterprise Value implied by the Consideration to calendar year SADI Adjusted EBITDA (as defined below) implies a multiple of 9.7 times earnings before interest, taxes, depreciation, amortization, foreign exchange (where applicable) and excluding the impact of the Strategic Aerospace & Defense Initiative (“SADI”) program (“SADI Adjusted EBITDA”) for the Company.

Fairness Methodologies

In support of the Opinion, Raymond James has performed certain financial analyses with respect to Norsat, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing the Opinion. In the context of the Opinion, Raymond James has considered the following principal methodologies (as each such term is defined below):

a)	DCF Approach;

b)	Precedent Transactions Approach;

c)	Comparable Trading Approach; and

d)	Premium Paid Analysis.

DCF Approach

The discounted cash flow Approach (the “DCF Approach”) is a present value calculation of future cash flow expectations to determine a value of a company. It involves estimating annual net discretionary (or “free”) cash flows for each year of the cash flow projection period. Where the business is expected to operate beyond the cash flow projection period, subsequent projected results are capitalized at the end of the cash flow period utilizing a terminal cash flow method, and then discounted to their present value.

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Norsat’s principal assets consist of its communication solutions. Raymond James utilized an un-levered discounted cash flow analysis whereby Raymond James, using projections provided by management of the Company, calculated the earnings before interest and taxes and then proceeded to deduct taxes, capital expenditures, anticipated working capital requirements, and add back depreciation and amortization (“Free Cash Flow”). Raymond James’ calculations were based on projections of cash flows and other amounts prepared by management of the Company, with certain adjustments made by Raymond James to such projections as we considered appropriate.

The DCF Approach requires that certain assumptions be made to derive the present value of future Free Cash Flows including, among other things, growth rates and profit margins, capital investment, working capital, discount rates, terminal multiples and terminal growth rates. As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors. This included considering a range of estimated terminal values by applying a range of long-term growth rates to estimated terminal year Free Cash Flow. For these purposes, Raymond James applied long-term growth rates within a range of 1.5% to 3.5%.

As part of the DCF Approach, Raymond James applied discount rates that ranged from 9.5% to 11.5%.

The high to low “Enterprise Value” (calculated as equity value of the Company plus debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments) to calendar year EBITDA multiple range implied by the DCF Approach was 11.7 to 7.7 times SADI Adjusted EBITDA. For purposes of this Opinion, Raymond James selected a high to low Enterprise Value to SADI Adjusted EBITDA multiple range of 11.7 to 7.7.

Precedent Transactions Approach

Raymond James reviewed available information in connection with 12 change of control transactions involving publicly-traded Global Satellite Communications (“Global Sat Com”) and Land Mobile Radio (“LMR”) companies that we considered relevant (the “Precedent Transactions Approach”). Raymond James considered the Enterprise Value of each such acquired company compared to such acquired company’s EBITDA for the trailing 12 months. Raymond James then applied a range of selected Enterprise Value multiples from these transactions to the corresponding information regarding the Company.

The Precedent Transactions Approach implied an observed high to low multiple range of Enterprise Value to EBITDA of 19.1 to 5.7. For purposes of this Opinion, Raymond James selected a high to low Enterprise Value to SADI Adjusted EBITDA multiple range of 9.0 to 7.0.

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Comparable Trading Approach

Raymond James compared public market trading statistics of the Company to corresponding data from selected publicly-traded Global Sat Com and LMR companies that we considered relevant (the “Comparable Trading Approach”). Raymond James examined multiples based on the Enterprise Value for each of the comparable companies to the EBITDA of such companies. Raymond James then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company, to which Raymond James added a change of control premium. The Comparable Trading Approach implied a high to low multiple range of 19.4 to 5.7

Given the smaller size of Norsat and its relative trading illiquidity, Raymond James applied a 25% liquidity discount to the median Enterprise Value to EBITDA multiples for its peers to make the multiples comparable. For the purposes of this Opinion, Raymond James selected a high to low Enterprise Value to SADI Adjusted EBITDA multiple range of 8.0 to 6.0.

The Comparable Trading Approach adjusted for a change of control premium implied a high to low multiple of Enterprise Value to calendar year SADI Adjusted EBITDA of 11.2 and 9.1.

Premium Paid Analysis

Raymond James compared the premium represented by the Consideration, calculated with reference to the 20-day volume weighted average closing price of the Shares on the TSX & NYSE as at September 16, 2016 (the trading day immediately preceding the date on which the Company announced its receipt of indications of interest), being 66%, to premiums paid for shares of target companies in select Canadian change of control transactions over the past six years (the “Precedent Premiums”) considered by us to be relevant. The observed average and median for the Precedent Premiums were 42% and 35%, respectively.

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the Consideration payable for each Share pursuant to the Transaction compares favourably with the financial range derived from our analyses using the DCF Approach;

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b)	the Consideration payable for each Share pursuant to the Transaction compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach;

c)	the Consideration payable for each Share pursuant to the Transaction compares favourably with the financial range derived from our analyses using the Comparable Trading Approach;

d)	the Consideration payable for each Share pursuant to the Transaction represents a significant premium to the 20-day volume weighted average closing price of the Shares on the TSX & NYSE as of September 16, 2016; and

e)	other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant.

Raymond James did not, in considering the fairness of the Consideration to be received pursuant to the Transaction, from a financial point of view, assess any income tax consequences that any particular Shareholder may face in connection with the Transaction.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Shareholders.

Yours very truly,

/s/ Raymond James
Raymond James Ltd.

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Appendix C – Fairness Opinion of KPMG LLP

KPMG LLP
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Tel 604-691-3000
Fax 604-691-3031
www.kpmg.ca

The Board of Directors
Norsat International Inc.
110 – 4020 Viking Way
Richmond, British Columbia, Canada
V6V 2L4

March 24, 2017

To the Board of Directors:

KPMG LLP (KPMG or we or us) understands that Norsat International Inc. (Norsat or the Company) proposes to enter into an Arrangement Agreement (the Agreement) with Hytera Communications Corp. Ltd. (Hytera or the Purchaser) pursuant to which, among other things, the Purchaser, under the provisions of the Business Corporations Act, would acquire (the Proposed Transaction) each outstanding share of the Company (collectively the Shares) for cash consideration per Share equal to US$10.25 (the Consideration). KPMG understands the specific terms and conditions of, and other matters related to, the Proposed Transaction will be more fully described in a management information circular of the Company to which this letter will be attached.

In connection with the Proposed Transaction, the Board of Directors of the Company (the Board) retained KPMG to provide an opinion to the Board as to the fairness of the Consideration, from a financial point of view, to the holders of the Shares (the Fairness Opinion).

The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (IIROC), as well as the Practice Standards of The Canadian Institute of Chartered Business Valuators (CICBV), but neither IIROC nor the CICBV has been involved in the preparation or review of the Fairness Opinion.

Engagement of KPMG

The Board of Directors initially contacted KPMG regarding the preparation of the Fairness Opinion on March 8, 2017. KPMG was formally engaged by the Board pursuant to an agreement dated March 10, 2017 (the Engagement Agreement). Under the terms of the Engagement Agreement, KPMG will receive a fixed fee of CAD$100,000 from the Company for rendering the Fairness Opinion.

There are no fees payable to KPMG under the Engagement Agreement that are contingent upon the conclusion reached by KPMG in the Fairness Opinion, upon the successful completion of the Proposed Transaction or any other transaction, or any other action or event resulting from the use of the Fairness Opinion. KPMG will be reimbursed by the Company for all of its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement, as well as routine administrative charges

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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The Board of Directors Norsat International Inc. March 24, 2017

and disbursements on the basis of 7% of the fixed fee. If KPMG is requested to perform any services in connection with the Fairness Opinion after rendering the Fairness Opinion, such services will be billed based on actual time spent at our standard hourly rates.

The Company has agreed to indemnify KPMG from and against certain liabilities arising out of the performance of professional services rendered to the Company and the Board by KPMG and its personnel under the Engagement Agreement. KPMG (and certain other parties) will be indemnified by the Company against certain liabilities.

Credentials of KPMG

KPMG is one of Canada's largest professional services firms, with more than 700 partners and 6,000 employees in over 35 offices, and is part of one of the world's largest network of independent professional services firms, with offices in over 152 countries and more than 189,000 employees. KPMG provides a variety of audit, tax and advisory services, including those in relation to mergers and acquisitions, business valuations, capital advisory and due diligence. KPMG has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Proposed Transaction.

Independence of KPMG

Neither KPMG nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the Interested Parties) and neither KPMG nor any of its affiliates has acted as an investment advisor to any of the Interested Parties or Hytera in respect of the Proposed Transaction, or is part of a soliciting dealer group, is the auditor or has any financial interest in the completion of the Proposed Transaction.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between KPMG and the Company with respect to any future business dealings. KPMG may, in the future, in the ordinary course of its business, perform financial advisory or other professional services to the Company, Hytera, or any other Interested Party.

The Fairness Opinion was prepared by KPMG acting independently and objectively.

Scope of Review

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	the unsigned Arrangement Agreement dated March 24, 2017 between Hytera and Norsat;

2.	audited annual financial statements of the Company for the fiscal years ended December 31, 2016, 2015, 2014 and 2013, together with the notes thereto;

3.

discussion and analysis of the results of operations and financial condition of the Company for the three and twelve months ended December 31, 2016, as prepared by the management of the Company (Management);

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The Board of Directors Norsat International Inc. March 24, 2017

4.	certain other publicly available information relating to the business, operations and financial condition of the Company and other selected public companies we considered relevant;

5.	certain internal financial, operating, corporate and other information prepared or provided by, or on behalf of, the Company relating to the business, operations and financial condition of the Company;

6.	internal forecasts, projections, estimates and budgets prepared by Management;

7.	discussions with Management relating to the review of strategic alternatives undertaken by the Company;

8.	a summary of the various proposals received by the Company from parties contacted during its review of strategic alternatives, prepared by the Company's advisor;

9.	the trading history of the Company and other selected public companies we considered relevant;

10.	public information with respect to selected precedent transactions we considered relevant;

11.	various reports published by equity research analysts and industry sources we considered relevant;

12.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

13.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances. KPMG has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by KPMG.

Prior Valuations Offers

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to KPMG that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals, valuations or other material expert reports, nor material non-independent appraisals, valuations, or nonmaterial reports, relating to the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to KPMG. The Chief Executive Officer and the Chief Financial Officer of the Company have also represented to KPMG that, to the best of their knowledge, information and belief after due inquiry, there have been no bone fide offers to acquire the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities in the two years preceding the date hereof and which have not been disclosed to KPMG.

Assumptions and Limitations

With the Board's acknowledgment and as provided for in our Engagement Agreement, KPMG has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources and senior management of Norsat (collectively, the Information). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

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The Board of Directors Norsat International Inc. March 24, 2017

KPMG has further assumed that financial forecasts provided to it, and used in its analysis, were prepared in good faith.

Mr. Arthur Chin, in his capacity as Chief Financial Officer of Norsat has represented in a letter delivered to KPMG, amongst other things, that:

a)	the Information provided by officers of Norsat relating to Norsat or to the Proposed Transaction, for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to KPMG, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Norsat or the Proposed Transaction, and did not, and does not, omit to state a material fact in respect of Norsat or the Proposed Transaction necessary to make the Information not misleading in the light of circumstances under which the Information was made or provided

b)	since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Norsat and no material change has occurred in the Information, or any part thereof, that would have, or that would reasonably be expected to have, a material effect on the Fairness Opinion.

In addition, Mr. Fabio Doninelli, in his capacity as Chair of the Board, has represented in a letter delivered to KPMG, amongst other things, that nothing has come to his attention to indicate that the representation letter signed by Mr. Chin was incorrect or incomplete in any material respect.

In preparing the Fairness Opinion, KPMG has assumed that all conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Norsat as they were reflected in the Information and as they have been represented to KPMG in discussions with Management. KPMG has made numerous assumptions with respect to industry and market trends, general business and economic conditions and other matters in its analyses and in preparing the Fairness Opinion, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Fairness Opinion has been provided for the use of the Board and may not be used by any person, or relied upon by any person, other than the Board, without the express prior written consent of KPMG, as provided in our Engagement Agreement with Norsat. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to any shareholder of Norsat as to whether or not to approve the Proposed Transaction.

The Fairness Opinion is given as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to KPMG's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, KPMG reserves the right to change, modify or withdraw the Fairness Opinion.

KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered, without considering all factors and analyses together, could create a misleading

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The Board of Directors Norsat International Inc. March 24, 2017

view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Description of the Purchaser

Founded in 1993 as Shenzhen HYT Science & Technology Co., Ltd., the Purchaser develops, manufactures and sells professional mobile radio communications equipment worldwide. The Purchaser's wireless communications solutions, including two-way radios and wireless trunking systems, are used worldwide in public safety, government agencies, transportation and commercial/light industrial sectors.

The Purchaser has a market capitalization of approximately US$3.6 billion and an Enterprise Value1 of approximately US$3.6 billion as of the date hereof. The Purchaser's shares are traded on the Shenzhen Stock Exchange under the stock symbol SHE:002583.

The Purchaser is headquartered in Shenzhen, the People's Republic of China, and has offices worldwide. Description of the Company

The Company was founded in Whitehorse, Canada in 1977 as Northern Satellite Systems, with the goal to produce the first affordable consumer satellite dish. Today, the Company is a leading provider of communication solutions that enable the transmission of data, audio and video for remote and challenging applications. The Company's products and services include customizable microwave components, portable satellite systems, maritime solutions, remote network solutions and equipment financing. The Company's Sinclair Division is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks.

The Company has a market capitalization of approximately US$56.21 million and an Enterprise Value of approximately US$40.7 million as of the date hereof. The Shares are listed on the NYSE MKT (under the stock symbol “NSAT”) and on the TSX (under the stock symbol “Nil”). The documents filed by the Company with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval.

The Company is headquartered in Richmond, Canada and maintains a presence in the United States, the United Kingdom and Switzerland.

[1] Market capitalization plus interest bearing debt less cash

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The Board of Directors Norsat International Inc. March 24, 2017

Financial Overview

Norsat's reported consolidated historical financial position as at December 31, 2012 to 2016 is summarized below.

As at December 31, 2016, the Company reported net working capital of approximately $27.4 million, which included cash, accounts receivable and inventory, offset by accounts payable, accrued liabilities and deferred revenue. Net working capital, excluding cash, was approximately $12.4 million. Other assets

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The Board of Directors Norsat International Inc. March 24, 2017

included property and equipment with a net book value of approximately $616,000, intangible assets and goodwill of $4.2 million and $4.1 million respectively and tax assets consisting of $4.8 million in credits and $1.2 million in deferred taxes. Offsetting the net assets is a warranty provision of approximately $870,000 and the long term portion of the obligation associated with grants received from the Canadian Government's Strategic Aerospace and Defence Initiative (SADI). The Company's Shareholders' Equity was reported to be approximately $39 million as at December 31, 2016.

Norsat's reported consolidated historical statements of operations for the year ended December 2012 to 2016 are summarized below.

As noted above, revenues declined in 2013 to approximately $36 million in 2013, remained relatively flat in 2013 through 2015 and increased to approximately $38 million in 2016. Gross margins during the last five years averaged approximately 41.25%, improving notably in 2016.

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The Board of Directors Norsat International Inc. March 24, 2017

Historical Share Trading Price

Norsat's shares are listed for trading on the NYSE MKT and the TSX. The chart below illustrates Norsat's trading price and volume during the period from September 2015 to March 2017.

As noted above, Norsat's shares traded in the range of $4.00 to $4.50 up to March 2016 before increasing over time to trade at or around $6.00 per share. Following a September 19, 2016 public release by Privet Fund Management LLP (Privet) expressing its interest in purchasing all of the Shares of the Company for $8.00 per share, the share price rose to approximately $8.00. On March 17, 2017, Norsat's share price increased to close to or around $10 per share, following a second public expression of interest by Privet to purchase the Shares for $10.25 per Share.

The Proposed Transaction with Hytera contemplates the same $10.25 per share pricing as that reflected in Privet's March 17, 2017 expression of interest.

Relative to the trading price of the Shares one day prior to Privet's first expression of interest, the US$10.25 per share offer prices reflects a premium of approximately 70%.

Summary of Financial Analysis

In assessing the fairness of the Proposed Transaction, KPMG gave consideration to the following analyses and factors, amongst others:

  Discounted cash flow (DCF) and other valuation analyses

  Comparable company and comparable transaction analyses

  Other considerations

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The Board of Directors Norsat International Inc. March 24, 2017

The Proposed Transaction pricing contemplates an en bloc equity value of approximately $62.1 million and an Enterprise Value of approximately $49.4 million, as summarized in the chart below.

Discounted Cash Flow Approach

The DCF approach reflects the growth prospects and risks inherent in the Company's business by taking into account the amount, timing and relative certainty of the estimated after-tax free cash flows the Company is expected to be generate over the next five years. The DCF methodology requires that certain assumptions be made regarding, amongst other things, future unlevered after-tax free cash flows, terminal values and discount rates. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rate used to calculate the net present value of the future cash flows.

KPMG reviewed and discussed with Management the projections Management prepared of the Company's future financial and operating performance. Based on such review and discussions, KPMG observed that the assumptions underlying the Projections appear to represent the best currently available assumptions, estimates and judgments of Management and, appear to represent a realistic and plausible, long-term operating scenario for the Company.

The Projections are forecast in nominal dollars and cover the fiscal years 2017 through 2021.

KPMG performed a discounted cash flow analysis calculating the estimated net present value of (i) the unlevered, after-tax free cash flows during the period from March 23, 2017 to December 31, 2021, based on the adjusted projections and (ii) a terminal value reflecting the estimated value of Norsat's operations beyond the projection period, determined with reference to the Gordon growth model.

Based on the above and having regard to the $62.1 million en bloc value implied by the Proposed Transaction, or $10.25 per share, a discount rate of approximately 9.2% is implied. Based on KPMG's assessment of the Company's estimated weighted average cost of capital (WACC) and having regard to Norsat's historical operating results and the projected operating results being discounted, KPMG concludes that the implied discount rate is reasonable in the circumstances.

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The Board of Directors Norsat International Inc. March 24, 2017

Selected Company and Transaction analysis

We assessed the reasonableness of the implied $49.4 million Enterprise Value by comparing certain implied valuation metrics to the metrics indicated for referenced public companies and transactions involving companies considered reasonably comparable to the Company.

In the table below we have summarized the EV to revenue multiples and EV to earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of selected public companies.

As noted below, the trailing EV/Revenue trailing twelve month (TMM) multiples of the selected public companies range from a low of 0.3x to a high of 10.5x, with a mean and median of 1.8x and 1.3x, respectively. Next twelve month (Forward) multiples for the same selection of public companies were somewhat similar, ranging from a low of 0.3x to a high of 10.5x, with a mean and median of 1.8x and 1.1x, respectively.

TTM EV/EBITDA multiples of the selected public companies range from a low of 6.3x to a high of 26.1x, with a mean and median of 14.4x and 13.2x, respectively. Forward multiples for the same selection of public companies range from a low of 5.2x to a high of 19.3x, with a mean and median of 11.1x and 11.3x, respectively.

Also in the table below, we have summarized the EV/Revenue multiples and EV/EBITDA multiples implied by selected publically disclosed precedent transactions. As set out below, the observed EV/Revenue multiples implied by the metrics of the selected precedent transactions ranged from a low of 0.2x to a high of 2.7x, with a mean and median of 1.4x and 1.3x, respectively. EV/EBITDA multiples for the same selected transactions ranged from a low of 2.2x to a high of 18.9x, with a mean and median of 8.8x and 7.7x, respectively.

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The Board of Directors Norsat International Inc. March 24, 2017

In the table below we have set out the TTM and Forward EV/Revenue multiples and the TTM and Forward EV/EBITDA multiples implied by the Proposed Transaction.

As summarized above, the Proposed Transaction implies TTM and Forward EBITDA/Multiples of 1.3x, which are generally in and around the median and mean of the observed transactions and in and around the median of the reference companies. From an EV/EBITDA viewpoint, the implied TTM and Forward multiples of 7.9x and 9.9x are not dissimilar to the median and mean of the referenced transaction multiples and are between the low and median/mean of the EV/EBITDA multiples of the selected comparable companies.

In assessing the reasonableness of the above, we gave consideration to the following:

  there are a limited number of directly comparable public companies, when one considers the various differentiating factors, including amongst other factors, differing market segments, sizes, technologies and diversification of products no company or transaction considered in the precedent transactions analysis is identical to the Company, the Purchaser or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Company, the Purchaser, the Arrangement and other factors that could affect the trading value and aggregate transaction values of the companies and transactions to which they are being compared the liquidity discounts / control premiums that may be appropriate in comparing the metrics of the publicly traded reference companies.

Given the above-noted factors and our analysis of the observed multiples of selected public companies and transactions, KPMG concludes that the Trailing and Forward EV/Revenue multiple of 1.3x, and the Trailing and Forward EV/EBITDA multiples of 7.9x and 9.9x, as implied by the Proposed Transaction, are reasonable.

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The Board of Directors Norsat International Inc. March 24, 2017

Other Factors Considered

KPMG considered a number of other factors in arriving at the Fairness Opinion, including the following:

  the historical trading prices of the Company's shares on the TSX and NYSE MKT during the 52- week period ended September 16, 2016, the last day prior to the disclosure by Privet of an indication of interest in acquiring all of the Shares at a price of US$8.00 per share;

  the premium over the trading price prior to September 16, 2016 implied by the Consideration our understanding of the sale process undertaken by the Company's financial advisors starting in September 2016 that resulted in eighteen parties being contacted in regards to participating in a sale process to acquire the Company, three parties submitting offers and two of the three parties submitting a second offer;

  the quantum of intangible value implied by the Proposed Transaction pricing, equating to approximately $30.8 million.

Approach to Fairness

In arriving at its opinion as to whether the Consideration to be received pursuant to the Arrangement is fair from a financial point of view to the shareholders of the Company, KPMG considered a number of factors including, but not limited to, the implied Enterprise Value and the indicated value metrics implied by a DCF and a capitalized EBITDA approach to value, as well as the value metrics indicated in comparable public company and precedent transaction analyses.

Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as of the date hereof, the Consideration pursuant to the Arrangement and the Proposed Transaction is fair from a financial point of view to the holders of the Shares.

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Appendix D – Interim Order

No. S-173821 VANCOUVER REGISTRY

THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

)
BEFORE MASTER D. BAKER	)THURSDAY the 27TH DAY of
)APRIL, 2017
)

ON THE APPLICATION of the Petitioner, Norsat International Inc. (“Norsat”), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on April 27, 2017 and on hearing Peter J. Reardon, counsel the Petitioner, and on reading Affidavit #1 of James Topham, sworn April 25, 2017;

THIS COURT ORDERS THAT:

THE MEETING

1.	The Petitioner, Norsat, is authorized and directed to call, hold and conduct an Annual General and Special meeting (the “Meeting”) of the holders as at the Record Date (as defined below) of common shares of Norsat (the “Shareholders”), the holders of Norsat restricted share units (the “RSU Holders”) and the holders of Norsat options (the “Optionholders”, who together with the Shareholders and RSU Holders are hereinafter

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referred to collectively as the “Securityholders”), to be held at the offices of Norsat, located at Suite 110 - 4020 Viking Way, Richmond, British Columbia on May 29, 2017 at 2:00 p.m. (Vancouver Time), or at such other time and location to be determined by Norsat provided that the Securityholders have due notice of same.

2.	At the Meeting, the Securityholders, will, inter alia, consider, and if deemed advisable, approve one or more special resolutions (the “Arrangement Resolution”), in the form attached as Schedule “A” to the management information circular of Norsat prepared in connection with the Meeting (the “Information Circular”), a copy of which is attached as Exhibit “A” to Affidavit #1 of James Topham, sworn on April 25, 2017 and filed herein, adopting, with or without amendment, the arrangement (the “Arrangement”) involving Norsat, the Securityholders, Hytera Communications Co., Ltd. (“Hytera”) and Hytera Project Corp. (“Project Corp.”), as set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached to the arrangement agreement dated March 24, 2017 between Norsat, Hytera and Project Corp. (the “Arrangement Agreement”) which is attached at Exhibit “B” to Affidavit #1 of James Topham.

3.	At the Meeting, Norsat may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4.	The Meeting will be called, held and conducted in accordance with the Notice of Annual General and Special Meeting of Securityholders (the “Notice”) to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended (the “BCBCA”), the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Interim Order (the “Interim Order”) and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, in accordance with the terms, restriction and conditions of the Articles of Norsat, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

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RECORD DATE FOR NOTICE

5.	The record date for determination of the Securityholders entitled to receive the Notice of the Meeting, Information Circular, this Interim Order, and a form of proxy or voting instruction form (together, the “Meeting Materials”) is the close of business on April 24, 2017 (the “Record Date”), a notice of which was previously filed with the applicable regulatory authorities by the Petitioner, or such other date as the directors of Norsat may determine in accordance with the Articles of Norsat, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.

NOTICE OF MEETING

6.	The Meeting Materials, with such amendments or additional documents as counsel for Norsat may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 clear days before the date of the Meeting, excluding the date of mailing or delivery, to the Securityholders who are registered Securityholders on the Record Date, and to beneficial Shareholders as of the Record Date, where applicable, by providing in accordance with National Instrument 54-101, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees.

7.	The Meeting Materials will be sent by prepaid ordinary mail addressed to each Securityholder at his, her or its address as appearing in the central securities register of Norsat, or by delivery of same by personal delivery courier service or by electronic transmission to any such Securityholder who identifies himself or herself to the satisfaction of Norsat and who requests or accepts such electronic transmission.

8.	The Meeting Materials will be sent by prepaid ordinary mail addressed to each Norsat director and Norsat's auditor at his, her or its address as it appears on the records of Norsat or by delivery of same by personal delivery courier service or by electronic transmission to any such director or auditor who identifies himself, herself or itself to the satisfaction of Norsat and who requests or accepts such electronic transmission.

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9.	Substantial compliance with paragraphs 6 to 8 above will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

10.	The accidental failure or omission by Norsat to give notice of the Meeting or non-receipt of such notice shall not constitute a breach of the Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets Norsat's quorum requirements.

11.	The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and Norsat shall not be required to send to the Securityholders any other or additional information.

DEEMED RECEIPT OF MEETING MATERIALS

12.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Securityholders:

	(a)	in the case of mailing or courier delivery, two days after delivery thereof to the post office or acceptance by the courier service, respectively; and

	(b)	in the case of delivery by electronic transmission, the business day after such delivery or transmission of same.

13.	Notice of any amendments to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Securityholders by press release, news release, newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by any of the means set forth in paragraph 12, as determined to be the most appropriate method of communication by the Petitioner.

PERMITTED ATTENDEES

14.	The persons entitled to attend the Meeting will be the Securityholders, the officers, directors, and advisors of Norsat, representatives and advisors of Hytera and Project Corp. and such other persons who receive the consent of the Chairman of the Meeting.

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QUORUM & VOTING AT THE MEETING

15.	The quorum required at the Meeting shall be at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued Norsat entitled to vote at the Meeting.

16.	The only persons permitted to vote at the Meeting will be registered Securityholders appearing on the records of Norsat as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Norsat.

17.	The required level of approval on the Arrangement Resolution taken at the Meeting will be: (a) at least two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; (b) at least two-thirds of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (c) a simple majority of the votes cast in person or by proxy on the Arrangement Resolution by Shareholders (excluding any votes cast by certain Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions). Each Securityholder will be entitled to one vote on the Arrangement Resolution for each respective security of Norsat owned of record as of the Record Date.

18.	In all other respects, the terms, restrictions and conditions of the constating documents of Norsat, including quorum requirements and other matters, will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

19.	Subject to the terms of the Arrangement Agreement, if Norsat deems advisable and notwithstanding the provision of the BCBCA or the articles of Norsat, Norsat is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the

D-5

Securityholders respecting the adjournment or postponement and without the need for approval of the Court, provided that the Securityholders have due notice given by press release prior to the time called for the start of the Meeting.

20.	The Record Date for Securityholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

21.	Norsat is authorized to make such amendments to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

22.	A representative of Computershare Investor Services Inc. or such other person as may be designated by Norsat, will be authorized to act as scrutineer for the Meeting (the “Scrutineer”).

PROXY SOLICITATION

23.	Norsat is authorized to permit the Securityholders to vote by proxy using a form or forms of proxy that comply with the articles of Norsat and the provisions of the BCBCA relating to the form and content of proxies, and Norsat may in its discretion waive generally the time limits for deposit of proxies by the Securityholders if Norsat deems it reasonable to do so.

24.	The procedures for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

D-6

DISSENT RIGHTS

25.	The registered Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied as modified by the Interim Order, the Final Order (as defined below) and the Plan of Arrangement provided that the written notice setting forth the objection of such registered Shareholder to the Arrangement and exercise of dissent rights must be received by Norsat not later than 10:00 a.m. (Vancouver time) on May 29, 2017, or two business days immediately preceding any date to which the Meeting may be postponed or adjourned at the following address: Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin.

26.	Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Shares, shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders in accordance with this Order.

27.	Neither Norsat, Hytera, Project Corp., nor any other person, will be required to recognize a Shareholder who has validly dissented as a registered or beneficial Shareholder at or after the Effective Time, and at the Effective Time, the names of such registered Shareholders will be deleted from the central securities register of Norsat.

DELIVERY OF COURT MATERIALS

28.	Norsat will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (the “Court Materials”) and will make available to any Securityholders requesting same, a copy of each of the Petition herein and the accompanying Affidavit #1 of James Topham, sworn on April 25, 2017.

29.	Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court

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Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other material need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

30.	Upon the approval, with or without variation, by the Securityholders of the Arrangement in the manner set forth in this Interim Order, Norsat may set the Petition down for hearing and apply for an order of this Court (i) approving the Plan of Arrangement pursuant to Section 291(4)(a) of the BCBCA and (ii) determining that the Arrangement is fair and reasonable to the Securityholders pursuant to section 291(4)(c) of the BCBCA (collectively, the “Final Order”), at 9:45 a.m. on June 1, 2017, or such later date as counsel may be heard or the Court may direct.

31.	Any Securityholder, Hytera, Project Corp. or any other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such Securityholder or interested party shall file a Response, in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Securityholder or interested party intends to rely at the hearing of the Petition, including an outline of such Securityholder's or interested party's proposed submissions to Norsat International Inc., c/o McMillan LLP, 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Attention: Katherine A. Reilly, at or before 4:00 p.m. on May 30, 2017, subject to the direction of the Court.

32.	If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

33.	The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed by Norsat in support of the

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application for the Final Order may be filed up to two business days prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

34.	Norsat, Hytera and Project Corp. are at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

D-9

No. S-173821
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Peter J. Reardon / Katherine A. Reilly
McMillan LLP
1500 - 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111

File No. 245344

D-10

Appendix E – Notice of Application

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT

CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TAKE NOTICE that the application of the Petitioner dated April 25, 2017, for the Final Order will be heard in chambers at the Courthouse at 800 Smithe Street, in the City of Vancouver, Province of British Columbia, on June 1, 2017 at the hour of 9:45 a.m.

The Petitioner estimates that the hearing will take 20 minutes.

This matter is not within the jurisdiction of a Master because a final order is sought.

This Notice of Hearing is filed by Katherine A. Reilly of the firm of McMillan LLP, whose place of business and address for delivery is 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084

E-1

Appendix F – Final Order

No. ♦
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

	))	THURSDAY the 1st DAY
THE HONOURABLE JUSTICE
BEFORE	))	of JUNE, 2017
))

ON THE APPLICATION of the Petitioner, Norsat International Inc. (“Norsat”), coming on for hearing at Vancouver, British Columbia on Thursday June 1, 2017, and on hearing Katherine A. Reilly, counsel for the Petitioner, and no one appearing on behalf of any holders of record of common shares of Norsat (the “Shareholders”), holders of Norsat restricted share units (the “RSU Holders”), or holders of Norsat options (the “Optionholders” and together with the Shareholders and RSU Holders, the “Securityholders”), or any other interested party, although notice of this hearing was given to the Securityholders in accordance with the Interim Order of

F-1

Master Baker in these proceedings made on April 27, 2017 (the "Interim Order"); AND UPON reading the Petition filed herein on April 25, 2017; AND UPON reading Affidavit #1 of James Topham sworn April 25, 2017; AND UPON reading Affidavit #2 ♦ of ♦ sworn , 2017; AND UPON reading Affidavit #3 ♦ of ♦ sworn , 2017; AND UPON being satisfied that the special meeting of the Securityholders was called, held and conducted in accordance with the Interim Order and that the Securityholders approved the Plan of Arrangement (as defined below) in accordance with the terms of the Interim Order;

AND UPON considering the fairness of the terms and conditions of the Arrangement (as defined below) and the transactions contemplated thereunder and the rights and interests of the persons affected thereby; AND UPON finding that the terms and conditions of the Arrangement and the transactions contemplated thereunder are fair and reasonable to the Securityholders;

THIS COURT ORDERS that:

FINAL ORDER

1.	The arrangement involving Norsat, the Securityholders, Hytera Communications Co., Ltd. (“Hytera”) and Hytera Project Corp. (“Project Corp.”) (the “Arrangement”), set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached to Affidavit #1 of James Topham, sworn April 25, 2017, including the terms and conditions thereof, is fair and reasonable to the Securityholders;

2.	The Arrangement proposed by Norsat as provided in the Plan of Arrangement be and the same is hereby approved pursuant to the provisions of s. 291(4) of the BCBCA; and

3.	The Arrangement will be binding on Norsat, the Securityholders, Hytera and Project Corp. as of the Effective Time as defined in the Plan of Arrangement.

F-2

VARIANCE

4.	Norsat, Hytera and Project Corp. are at liberty to apply to this Honourable Court to vary the Final Order or for advice and direction with respect to the Plan of Arrangement or any other matter related to the Interim Order or Final Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Katherine A. Reilly
Counsel for the Petitioner
By the Court.

Registrar

F-3

No. ♦
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Katherine A. Reilly
McMillan LLP
1500 – 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111

File No. 245344

F-4

Appendix G – Audit Committee Charter

The following audit committee charter has been extracted from the Board Mandate (“the Mandate”). The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three independent directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a CEO, CFO or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and the investment community relating to corporate reports of the Company. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal control over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

  Annually, review with management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

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  Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

  Review with the independent auditors and the finance and accounting personnel, the adequacy and effectiveness of the accounting and financial reporting controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review Company policy statements to determine their adherence to the code of conduct.

  Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

  Prior to each meeting, receive an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in the accounting policies should be reviewed.

  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s finance and accounting personnel, and the cooperation that the independent auditors received during the course of the audit.

  Review human resources and succession planning within the Company.

  The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.
  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

G-2

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